0820171


FOSTER'S
GROUP

FOSTER'S BUSINESS REVIEW


SEC MAIL PROCESSING
RECEIVED
SEP 2 7 2010
WASH. D.C.
200 SECTION

2010

SUPPL


10016399


PURE BLONDE
BERINGER
WOLF BLASS

Fosters Brewing

Our footprint



Key Data*

Employees	6,125
Australia, New Zealand & the Pacific	4,605
Americas	1,272
Europe, Middle East & Africa	223
Asia	25
Brands	104
Wine	54
Beer	24
Spirits	15
Non Alcohol	8
Cider	3
Wineries	23
Australia	14
United States of America	7
Italy	1
New Zealand	1
Breweries	7
Australia	4
The Pacific	3
Other facilities	7
Packaging / Bottling Centres	4
Cideries	2
Distilleries	1
Vineyard Holdings (ha)	12,463.4
Australia	9,482.0
United States of America	2,376.1
New Zealand	477.3
Italy	128.0

Regional Head Offices

AMERICAS

Napa, California –
US Corporate Office

ASIA

Singapore –
Asia Sales Office

AUSTRALIA, NEW ZEALAND & THE PACIFIC

Melbourne, Victoria –
Global Headquarters

EUROPE, MIDDLE EAST & AFRICA

Twickenham, United Kingdom –
UK Corporate Office

FACILITIES

Treasury Wine Estates

AUSTRALIA

South Australia

Adelaide Hills
Penfolds Magill Estate

Barossa Valley
Penfolds
Saltram
Wolf Blass
Wolf Blass Packaging Centre

Clare Valley
Annie's Lane

Coonawarra
Wynns Coonawarra Estate

McLaren Vale
Rosemount Estate

New South Wales

Hunter Valley
Rosemount Estate Cellar Door

Victoria

Glenrowan
Baileys of Glenrowan

Grampians
Seppelt

Mornington Peninsula
T'Gallant

Murray Darling
Lindemans

Yarra Valley
Coldstream Hills
St Hubert's

Western Australia

Margaret River
Devil's Lair

ITALY

Tuscany
Castello Di Gabbiano

NEW ZEALAND

Marlborough
Matua Valley

UNITED STATES OF AMERICA

Central Coast
Meridian

Napa Valley
Beringer
Etude
Napa Bottling Centre
St Clement Vineyards
Stags' Leap

San Francisco
Cellar 360

Sonoma
Asti
Chateau St. Jean

Carlton & United Breweries

AUSTRALIA

New South Wales

Campbelltown
Campbelltown Cidery

Queensland

Yatala
Yatala Brewery

Tasmania

Hobart
Cascade Brewery
Cascade Beverages

Victoria

Abbotsford
Abbotsford Brewery

Dandenong
The Garage Brewery

Dunnstown
Cottonwood Valley

FIJI

Lautoka
Lautoka Brewery
South Pacific Distillery

Suva
Suva Brewery

SAMOA

Apia
Samoa Brewery

Rest of World – Beer, Cider, Spirits

NEW ZEALAND

Gisborne
The Cidery

*Unless otherwise stated, 2010 and prior years refer to the period ended 30 June 2010 and all dollars are Australian dollars.

AMERICAS

EUROPE, MIDDLE EAST & AFRICA

Regional Offices

AMERICAS

Napa, California (Head Office)
Toronto, Canada

Treasury Wine Estates

UNITED STATES OF AMERICA

◆ Central Coast
Napa Valley
San Francisco
Sonoma

Regional Offices

EUROPE, MIDDLE EAST & AFRICA

Dubai, UAE
Stockholm, Sweden
Twickenham, UK (Head Office)

Treasury Wine Estates

ITALY

Tuscany ◆

Regional Offices

AUSTRALIA

Adelaide
Brisbane
Darwin
Hobart
Melbourne
Perth
Sydney

Treasury Wine Estates

AUSTRALIA

Western Australia
Margaret River

Treasury Wine Estates

AUSTRALIA

South Australia
Adelaide Hills
Barossa Valley
Clare Valley
Coonawarra
McLaren Vale


FOSTER'S
GROUP


TREASURY
WINE ESTATES



With a portfolio of over 100 brands, operations on five continents and a history stretching back 160 years, we've built something unique at Foster's.

We are a proud international brewer, winemaker, distiller, marketer and distributor of beer, wine, spirits and ciders to millions of international consumers every day.

From Penfolds to Beringer, Carlton Draught to Victoria Bitter, we produce the labels that consumers have learnt to trust since the 1840s. Our winemakers and brewers continue to develop the products that will tap consumer trends in the years ahead.

Headquartered in Melbourne, Australia, and listed on the Australian Securities Exchange, Foster's employs over 6,000 people and our products are sold in more than 100 countries worldwide.



ASIA
AUSTRALIA

Regional Offices

ASIA

Hong Kong, China
Shanghai, China
Singapore (Head Office)
Tokyo, Japan

Carlton & United Breweries

AUSTRALIA

Queensland
Yatala

Carlton & United Breweries

FIJI

Lautoka
Suva

Carlton & United Breweries

SAMOA

Apia

Treasury Wine Estates

AUSTRALIA

New South Wales
Hunter Valley

Carlton & United Breweries

AUSTRALIA

New South Wales
Campbelltown

Treasury Wine Estates

AUSTRALIA

Victoria
Glenrowan
Grampians
Mornington Peninsula
Murray Darling
Yarra Valley

Carlton & United Breweries

AUSTRALIA

Victoria
Abbotsford
Dandenong
Dunnstown

Global Head Office

AUSTRALIA

Melbourne, Victoria

Carlton & United Breweries

AUSTRALIA

Tasmania
Hobart

Regional Office

NEW ZEALAND

Auckland

Rest of World – Beer, Cider, Spirits

NEW ZEALAND

Gisborne

Treasury Wine Estates

NEW ZEALAND

Marlborough

Letter from the Chairman and Chief Executive Officer





Three years ago we committed ourselves to 'getting the basics right'.

That commitment was made more complex with the onset of the Global Financial Crisis. While Australia has fared better than most, our markets have not been immune to the impact and global companies such as Foster's have had to adapt.

Despite this we are proud to say that Foster's is delivering on that commitment.

We have substantially implemented the findings of a Strategic Review of our wine assets, we have appointed experienced new leadership and we have implemented a fundamental transformation of our business.

In May this year, we announced our intention to consider a demerger. This is another important step as we investigate the benefits to you of pursuing a demerger of our company to create separately listed entities for wine and beer.

The outcome of this proposal could fundamentally re-shape our company – extending a process begun 18 months ago to separate our beer and wine business structures and re-integrate production and sales capability.

Your Board has undertaken to investigate every aspect of this potential demerger – the costs, benefits and logistics – to understand and subsequently recommend the next step for our company.

In the meantime, our commitment is to complete the transformation process and continue to drive underlying business performance and deliver growth in shareholder returns.

Financial results

We made encouraging progress in 2010 and set our business on a path to improved operational performance.

Our reported results reflected the decision taken in late May to write down the value of our wine assets by $1.3 billion. While we achieved net profit before material items and the SGARA agricultural charge of $711 million, our reported result after the write down was an after tax net loss of $464 million.

We generated robust cash flows after dividends, up just under 22% and reduced our net debt by $427 million. However, subdued consumer confidence in some key markets, continued wine oversupply in Australia and New Zealand and unfavourable currency movements cut our total revenue by 4.6% and earnings per share prior to material items and SGARA by 4.2% to 36.9 cents per share. When the impacts of negative currency movements are removed, those results show earnings per share increased 4.8%.

We remain on target to realise $100m of efficiency benefits in the 2011 financial year with all programs now complete and benefits of $83m realised this year.

Carlton & United Breweries

Carlton & United Breweries (CUB) delivered a solid result in a challenging Australian beer market, increasing earnings by 5% to just over $900 million for the year. CUB's off-premise market share in beer remained stable at between 50 and 51% throughout the year while net sales revenue per case increased just over 5%.

CUB continues to lead the regular and premium beer categories and brews Australia's favourite 'tap' beer, Carlton Draught. CUB is also a leader in premium imported beers and we recently re-signed long term contracts for both Corona and Asahi. Craft beer is an important growth category for CUB and Matilda Bay's Fat Yak is now the fastest growing craft brand, with Big Helga the most successful new introduction to the category.

VB remains Australia's favourite beer and the first major new brand campaign 'the Regulars' commenced during the year to strong consumer reviews. Carlton Dry continued it's very strong performance with revenue up over 45% for the year while CUB continues to lead the resurgent cider category with leading brands Strongbow, Bulmers and Mercury.

Treasury Wine Estates

The last 18 months has been an important period of transition for our wine business, with new leadership in the Americas and Australia-New Zealand, a new business structure and a new name.

Highlights for the year were an increasing focus on premium wines, 'Route to Market' restructures in key markets and increased brand investment. While on a constant currency basis earnings rose 21% for the year, reported earnings fell by 27% to $221 million due to unfavourable exchange rate movements.

New brand launches included The Santa Barbara Wine Company and Sledgehammer in North America, Matua First Frost from New Zealand, an expanded Lindemans Early Harvest range in Australia, and the launch of Yellowglen and Gabbiano in Asia.

Expanding strongly into Continental Europe is paying dividends with approximately 55% of our European revenue now derived from outside the United Kingdom and Ireland. We have expanded our Asian presence with a new regional head office in Singapore and we already have the top Australian wine brand in Singapore, Malaysia and Thailand. One in five bottles of wine sold in Australia is part of the Treasury Wines Estate portfolio.

Dividends

The wine asset write downs announced in May this year lead to limited retained earnings at the close of the 2010 financial year. The Company Constitution prohibits Directors from declaring a Final Dividend other than out of profits, therefore the Directors propose to put a resolution to the Annual General Meeting to reflect changes in the Corporations Act that alter the circumstances in which companies are able to pay dividends. If the resolution is passed at the Annual General Meeting, the Directors shortly thereafter intend to declare a Dividend that is anticipated to be broadly in line the last year's Final Dividend.

Investing for the future

While key markets remain challenging, particularly in international wine, we continue to invest strongly into the health of our brands, our people and our communities.

Re-investment in brands and innovation to win new consumers will be a key driver of growth. We will continue to dedicate between 8–10% of our net sales revenue to advertising and promotional investment and sharpen our effectiveness.

We will focus on career development and employee engagement while continuing the long term improving trend in protecting the health and safety of our people. We will also continue to increase our support for alcohol education, awareness and assistance programs, building on initiatives such as the *Know When to Declare* partnership launched by the Australian Prime Minister for the 2009/10 summer of cricket.

As a result of this ongoing commitment to sustainability, Foster's was recognised for the third consecutive year with a gold standard award by the Corporate Responsibility Index, the world's leading survey of corporate sustainability policies and practices.

The year ahead will be an exciting and defining time for Foster's.

We will conclude the evaluation of a potential demerger and – contingent on a final decision by the Board – we are still well positioned to present a proposal to shareholders in the first half of the 2011 calendar year.

In the meantime, our focus as a Board and management team is on ensuring the businesses are 100% committed to driving performance and shareholder returns. Our leadership team is absolutely focused on delivering improving business results and our business is showing it is fit and ready to compete.

We thank you for your ongoing support.



David A Crawford
Chairperson



Ian D Johnston
Chief Executive Officer

Financial Overview

Net Profit after Tax ($m)



800
700
600
500
400
300
200
100
0
2006
2007
2008
2009
2010

Before material items and SGARA[1]

$711.3 MILLION

Reported

(464.4) MILLION

Earnings per Share (cents)



40
30
20
10
0
2006
2007
2008
2009
2010

Before material items and SGARA[1]

36.9 CENTS

Reported

(24.1) CENTS

Dividends per Share (cents)



30
25
20
15
10
5
0
2006
2007
2008
2009
2010*

Dividend

12.00 CENTS

*The Directors propose to put a resolution to the Annual General Meeting (AGM) on 26 October 2010 to amend the Foster's constitution to reflect reforms to the Corporations Act that have changed the circumstances in which companies are able to pay dividends. If the resolution is passed at the AGM the Directors shortly thereafter intend to declare a dividend that is anticipated to be broadly in line with the previous year's final dividend.

FOSTER'S CONTINUES TO GENERATE OUTSTANDING CASH FLOW IN BOTH THE BEER AND WINE BUSINESSES.

Net Sales Revenue



44%
56%

EBITS (excluding Corporate)



19%
81%

▸ Wine ▸ Beer

In Summary

In 2010 Foster's net profit before material items and SGARA[1] declined 4.1% to $711.3 million. Foster's reported result for the period was a net loss of $464.4 million and included material items of $1,271.1 million ($1,162.7 million after tax) primarily relating to the recognition of a non-cash impairment charge to the carrying value of wine assets and a non-cash SGARA loss of $13 million.

Beer earnings increased 4.2% to $922.1 million[2] with 5% growth in Foster's Australian beer business, Carlton & United Breweries (CUB), partially offset by lower international earnings that were impacted by the challenging consumer environment and adverse currency movements. While CUB's beer volume was below the prior year, earnings benefited from premiumisation, as consumers trade up to more premium products, price increases, and the realisation of cost reductions.

Wine performance is benefiting from expanded wine sales teams in key markets, a focus on more profitable products in the more profitable markets and the realisation of cost reductions. However, unfavourable exchange rate movements had a significant impact on the wine business and reduced earnings by approximately $123 million compared to the prior year. Excluding the impact of unfavourable exchange rate movements, wine earnings increased 20.5% with 6.2% growth in Australia and New Zealand, 12.8% growth in Americas and a $26.4 million turnaround in EMEA partially offset by lower earnings in Asia. Including the impact of exchange rate movements, wine earnings declined 27.2% to $221.3 million[2].

Foster's continues to generate outstanding cash flow in both the beer and wine businesses with cash flow after dividends increasing $66.5 million to $375.4 million.

Foster's maintains a strong balance sheet and significant liquidity. As at 30 June 2010 Foster's had total cash of $236.7 million and in the year net debt declined $426.8 million to $2.2 billion.

Foster's Group financial results for the year ended 30 June 2010

	2010 $m	2009 $m	Change %
Net sales revenue	**4,285.6**	**4,491.1**	**(4.6)**
Beer	922.1	885.3	4.2
Wine	221.3	304.1	(27.2)
Corporate	(34.7)	(24.4)	(42.2)
EBITS[2]	**1,108.7**	**1,165.0**	**(4.8)**
Net finance costs	(118.8)	(146.6)	(19.0)
Tax	(277.6)	(272.5)	1.9
Minority interests	(1.0)	(4.4)	(77.3)
Net profit after tax (before material items and SGARA)	711.3	741.5	**(4.1)**
SGARA[1]	(13.0)	(16.0)	(18.8)
Material items	(1,162.7)	(287.2)	>(200.0)
Net profit/(loss) after tax	**(464.4)**	**438.3**	>(200.0)
Average number of shares on issue 1,930.1			

1 SGARA refers to Self-Generating and Regenerating Assets and represents the non-cash profit or loss relating to the accounting treatment of agricultural assets. Further information can be found in AASB 141.

2 Prior to material items and SGARA

Carlton & United Breweries

When Carlton & United Breweries, or CUB, was formed in 1907, it brought together six leading breweries and some of Australia's most enduring brands. Over 100 years later, the eponymous CUB name has returned and two of those original brands – Carlton and Victoria – continue to be national favourites.

In 2010, CUB is the leader in the highly competitive Australian beer market, and continues its outstanding performance. Carlton Draught, Crown Lager, and VB remain the mainstay of our portfolio as the most popular draught, domestic premium, and the largest selling beer respectively. In Fat Yak, Pure Blonde, Corona Extra and Carlton Dry, we are building a portfolio of favourites for the next generation of beer drinkers.

Of course, CUB is more than just a brewer. It produces and distributes Australia's leading cider brands including Strongbow, Bulmers and Mercury, and has a diverse portfolio of spirits including Cougar and Black Douglas. CUB also imports Perrier and produces Torquay waters and Cascade juices.

With new leadership comes a fresh strategy for CUB as a dedicated beer, cider and spirits business. On a proud Australian heritage, CUB is returning beer to the heart of its business and culture – building the next horizon of growth on strong trade relationships, great brands and passionate people.


VB
CARLTON DRAUGHT
Crown Ambassador


CUB

The Breweries

CUB operates Australia's two largest breweries, and cideries and distilleries in Australia and the Pacific.

Abbotsford Brewery, in Melbourne Victoria, has brewing, packaging and distribution facilities for kegs, cans and bottles of beer. It is the home of the world's first commercial hop extraction plant and was the largest brewery in the Southern Hemisphere from the 1970s to the 1990s.

Yatala Brewery, located in Brisbane Queensland, represents the state of the art in brewing and packaging technology. Opened in 1983, Yatala is renowned for its reduced environmental footprint, and together with Abbotsford produces just under one half of the nation's beer.

Cascade Brewery is set against the majestic back-drop of Mt. Wellington in Hobart, Tasmania. Founder Peter Degraves vowed in 1824 to produce beers of the finest quality. Over 170 years later, as Australia's oldest operating brewery, Cascade still brews and packs kegs, cans and bottles. Cascade is the only brewery in Australia which operates its own maltings; producing over 24 products of beer and cider, and a diverse range of juices, cordials and soft drinks.


Abbotsford
Brewery
Abbotsford Brewery


Yatala Brewery


Cascade Brewery


THE
VB 'Regulars' Campaign

The Garage Brewery was opened by Matilda Bay in 2005 in Dandenong, Victoria. The move from Fremantle, Western Australia renewed the nature and passion for beer exploration. The Garage is the perfect place for experimentation which covers the full spectrum of flavours and styles of craft beer.

2010 Highlights

The VB 'Regulars'

Australia's leading beer, VB, can trace its heritage all the way back to 1854. VB holds a unique place in the hearts and drinking choices of Australian males. And in 2010, the brand celebrated the Australian heartland with an iconic campaign – the 'Regulars'. Featuring groups such as 'Miniature Bat Signers', 'Sheilas named Sheila' and 'Manscapers'. The Regulars campaign was not only wildly successful among core VB drinkers but was also awarded a prestigious Gold Lion at the International Advertising Awards held in Cannes. The other great partnership is VB and Cricket, and throughout the 2009/2010 summer season VB's 'Pop Up Pub' was a big hit.

Australia's Finest: Crown

Crown Lager successfully defended and grew its position as Australia's leading domestic premium beer. With the launch of the third vintage of the limited release Crown Ambassador and the introduction of personalised bottles, the success continues. Crown Lager is still proudly brewed with Australia's finest malted barley and distinctive hops.

Carlton & United Breweries

Matilda Bay's best

Born at the Sail and Anchor Hotel in Fremantle, Western Australia in 1984, Matilda Bay has grown to be one of Australia's most outstanding craft brewers. With the recent release of Fat Yak and Big Helga, the brewers at the Matilda Bay Garage Brewery continue an on-going journey of discovery, exploration and creation of the world's greatest beer styles.

Fat Yak has grown to be Matilda Bay's biggest seller in less than a year and with Big Helga making her debut on the Australian beer scene in October 2009, the successful story continues.

The Carlton Family

Carlton Dry is one of Australia's fastest growing beers on the back of the successful 'Live the Dream' campaign, celebrating the fine art of doing nothing and the proud pastime of conjuring outrageous dreams.

TV advertisements brought to life a Rubber Chicken Rocket Car, Skeet Shooting in a Tank, and Elephant Show Jumping.

Carlton Natural also joined the family, delivering a superior dry lager made in the classic Carlton style. Carlton Natural combines a unique and subtle blend of special hops in an extended brewing process. The result is a bright lager, naturally low in carbohydrates.

Pure Blonde welcomes you to Brewtopia

Six years since its introduction to the beer world, Pure Blonde reaffirmed its position as a consumer favourite with the growth of mid-strength stablemate Pure Blonde Naked and the continuation of the award-winning Brewtopia campaign.

"Dove Love", launched in September 2009, continued Pure Blonde's role as the standard-bearer for the Australian low Carb or 'Blonde' category it almost single-handedly created.

Pure Blonde won two prestigious awards at the Australian Liquor Industry Awards in 2009 for its full flavoured, crisp and refreshing taste.


Enjoy Responsibly
FROM A PLACE MUCH MORE
PURE THAN YOURS
PURE BLONDE

Pure Blonde 'Dove Love' Campaign

A Tasmanian Harvest

Australia's oldest operating brewery continues to brew some of Australia's most prized Lagers and Ales.

The annual release of Cascade First Harvest Ale is now an anticipated event on the Australian beer calendar. The "First Harvest" was the first beer produced in Australia using freshly harvested "green" hops in its brew, and celebrates the freshest and best of Tasmanian beers. Regarded as the 'jewel in the crown', the hand-crafted brewing philosophy has resulted in the creation of a beer that is truly unique.

First Harvest joins Cascade Premium Lager, Premium Light, Pale Ale, Green and Stout – taking the best of Tasmanian brewing to the Australian mainland and beyond.

A Cider Renaissance

The cider category went through amazing growth in 2010 – with Australians joining the UK in discovering cider as a great summer drink. With three in four ciders sold in Australia part of the CUB portfolio, Australia's most popular brand, Strongbow launched an exciting new apple cider to its portfolio – Strongbow Clear.

Made with bittersweet apples, Strongbow Clear offers drinkers a new cider with 50% less sugar and 35% less carbohydrate than other regular ciders.

New campaigns for Mercury and Bulmers are reminding Australians of the great heritage behind these long term cider favourites.

ON A PROUD AUSTRALIAN HERITAGE, CUB IS RETURNING BEER TO THE HEART OF ITS BUSINESS CULTURE.


Matilda Bay
FAT YAK
PALE ALE
Matilda Bay
Big Helga
CASCADE
First Harvest
PURE GREEN HOP BREW
CLEAR
STRONGBOW
NOTHING ARTIFICIAL LOW CARB
CARLTON
NATURAL
SUPERIOR DRY LAGER

Treasury Wine Estates

When Treasury Wine Estates was launched in July 2010, a new era began for over 4,000 viticulturists, winemakers, marketing, sales, distribution and support staff in 12 countries.

Since 1996, a unique portfolio of some of the world's great wine brands have been assembled. Treasury Wine Estates manages over 12,000 hectares of vineyards, 23 wineries, 54 wine brands and some of the most popular and collected wines from Australia, California, France, Italy and New Zealand.

As four regional businesses managing wines from seven countries, Treasury Wine Estates has set itself upon a path to become wine merchants to the world, with one foot in the vineyard, one foot in the boardroom.

Five pillars distinguish the new business in the international wine marketplace. They are:

- Our Revered Brands: an unmatched treasury of international wine brands.
- Guardians of the Vines: stewards of heritage vines and their future.
- New World, Old Earth: rooted in the old, creators of the new, and in constant evolution.
- The Soul of Our People: love of wine making fuels our vocation.
- We are Vintrepreneurs: wine sellers and connectors for the New Australia and all of our treasured wines the world over.

Wine is not just a transaction – it is a conversation, and as vintrepreneurs we are agile and responsive to serving our customers.

Australia and New Zealand

Our Australian and New Zealand portfolio of wines is unrivalled – both in home markets and overseas. Brands such as Penfolds, Lindemans, Wolf Blass, Matua Valley and Rosemount bring together the best of Australian and New Zealand winemaking.

Within a newly integrated sales and supply structure, winemaking, sales and marketing teams are working more closely together to ensure that alongside the best wines are the right innovations, promotions and customer and consumer understanding to drive success.

And part of that success is measured by a series of outstanding wine show results for the portfolio – most notably the 2010 Royal Sydney Wine Show, where the portfolio won 15 gold medals and two trophies including the Fine Wine Partners Perpetual Trophy for Best Show Wine with the 2007 Penfolds Reserve Bin A Chardonnay.



TREASURY
WINE ESTATES

A Coonawarra Estate

This year saw the fruition of a decade of reinvestment into Wynns Coonawarra Estate with the release of new vintages and the expansion of the portfolio with single vineyard and special release wines.

With the release of the John Riddoch 2006 vintage, Wynns Coonawarra Estate reprised the great Riddoch name. The John Riddoch Cabernet Sauvignon is crafted in small quantities and made in years only when grapes of extraordinarily high quality are available; with less than one per cent of the top Cabernet grapes actually used for this wine.

The 2006 joins the Alex 88 2006 single vineyard release to showcase the best that Cabernet and Coonawarra have to offer.



Battle of the Steaks

The Pepperjack brand has always had an affinity with robust Barossa Reds – and good steak. Highlighting this natural affinity Pepperjack, launched a major national campaign – Pepperjack's Battle of the Steaks – offering a national challenge for the best Australian steak and the chance for the winning venue to win a $20,000 advertising package – and 'Pepperjack's National Steak Champion' crown. Over 400 metro and regional venues across Australia participated in Pepperjack's Battle of the Steaks, with the winner creating the 'greatest wine and steak dining experience'.

A lighter Harvest

At least 25% lighter in alcohol and calories, the Lindemans Early Harvest range has been a hit since it was first launched in 2008. The range was expanded in 2010 to include five new styles including a Pink Chardonnay 2009, Shiraz 2009 and NV Sparkling Rosé. Non-vintage Sparkles and NV Rosé Sparkles are available for purchase in 200ml piccolos. All of these wines sit in the lower alcohol range – between 7.5 and 9.0% alcohol by volume, while maintaining distinct varietal flavour.

Americas

The Americas represent the largest market for our wines and the business is committed to becoming the leading premium wine company by value in this important market. In 2010, a refreshed Americas team created a clear and consistent strategy focused on growing 'Foundation' brands, building on the leading luxury portfolio and focusing on emerging Brands and Innovation.

A significant initiative to transform the Route-to-Market and distributor structures has been an important undertaking with Phase One of the project completed successfully in August 2010. A highlight for 2010 was the continued strong performance in major ratings and shows. Treasury Wine Estates received over 100 90+ ratings from America's leading wine publications *The Wine Advocate* and *Wine Spectator*, while Beringer won eleven Wine & Spirits American Winery of the Year Hall of Fame awards. Penfolds was voted Wine & Spirits International Winery of the Year.

Beringer and Bublé

Perhaps the most fundamental initiative undertaken is the rebirth of Beringer, one of the largest and most recognised premium wine labels in the United States. Beringer is establishing a bold new look with a simplified and streamlined tier brand architecture.

At the same time, Beringer is investing in industry leading programs, becoming the Official Wine of the PGA Tour, and this coming year Beringer will become an exclusive wine partner with top global recording artist Michael Bublé.



Pepperjack Battle of the Steaks


BERINGER
BERINGER
BERINGER
BERINGER
BERINGER
BERINGER

Beringer's bold new look

Treasury Wine Estates

Style and Innovation

A new brand, Santa Barbara Wine Company was launched in February and marries the best of Santa Barbara winemaking with the lifestyle of the American Riviera. This fresh, modern and luxurious lifestyle brand targets consumers looking to discover fresh new styles from the Central Coast.

Launched in May 2010, Sledgehammer is a little different. A 'no frills' big, bold red wine for consumers interested in great quality in the bottle and a sense of style. The Cabernet and Zinfandel are from the North Coast, California.

Creating an Heirloom

A new luxury division in the US, the Heirloom Wine Group, was created to partner with distributors to build the Treasury Wine Estates luxury portfolio, particularly in key lighthouse accounts around the country. The team has deep expertise including several Master Sommeliers and is led by one of America's leading sommeliers. The team will be focused on our luxury brands including the Napa Estates: Etude, Stags' Leap, St. Clement, as well as the luxury tiers of Beringer, with Private Reserve; Chateau St. Jean, with Cinq Cepages; and Penfolds Bins and Grange.


SANTA BARBARA
WINE COMPANY
Santa Barbara Wine Company

Europe, Middle East and Africa (EMEA)

The EMEA wine business spreads across a diverse geography covering over 40 countries with wines from six different countries of origin. Following a move to direct distribution in key Nordic markets, Treasury Wine Estates now sells the top 7 Australian bottled wines in Norway and top 8 Australian red wines in Sweden.

In The Netherlands, Lindemans is now the number one wine brand by value and in Denmark, where Danes are among the most enthusiastic wine consumers in the world with a per capita consumption of 39 litres a year, Beringer was voted the favourite wine brand.

In the UK, Lindemans continues to go from strength to strength and is now the third largest Australian wine brand. Wolf Blass ranks as the No 5 Australian wine brand, helped along by the successful introduction of Yellow Label sparkling, now the UK's fastest growing Australian sparkling brand.

In Continental Europe, where we distribute our brands through major European retailers and a combination of distributors serving the on-premise and traditional trade channels, we have enjoyed strong growth. This has come from new retail customers stocking our wines for the first time and new listings in existing customers as we develop our portfolio outside Australia.

Creating wine experts

While our wine brands are continuing to make a mark within competitive European markets, so too are our employees. To further build wine skills and expertise, our European business has embarked on an internal wine education program in-line with the Wine & Spirit Education Trust. The Trust is the only wine and spirit education organisation approved by the UK government as a national awarding body of vocational qualifications. Our in-house winemaker is now an accredited educator and by the end of 2010 will have enabled over a third of EMEA staff to achieve accreditation.



Gabbiano



Rosemount Shanghai Fashion Week



The Penfolds Experience

Asia

With the establishment of a new head office in Singapore, the Asia team has expanded to capitalise on the emerging opportunities in the region. Led by Australian favourites Wolf Blass, Penfolds and Lindemans, the Asian team is expanding its distribution footprint and brand portfolio with the addition of Yellowglen, Gabbiano and regional-specific innovations such as VineTales and Eyespy.




TREASURY WINE ESTATES HAS SET ITSELF UPON A PATH TO BECOME WINE MERCHANTS TO THE WORLD.

Sustainability Overview


OPERATIONAL WASTE

PRODUCT STEWARDSHIP

COMMUNITY CONTRIBUTION

GOVERNANCE

On a base of enduring values, active stakeholder consultation and a set of clear priorities, we've built an integrated approach to the diverse challenges we face as an international drinks business. We have built sustainability into 'the way we do things' at Foster's.

Our Approach

Our production network includes Australia's oldest brewery and wineries from the early 1800s alongside 'state of the art' brewery, cidery, winemaking, packaging and logistics facilities. With employees spread across five continents, our customers and consumers represent a cross-section of communities in over 100 countries.

In this complex environment, we have continued to focus our activities around the issues that directly impact our business. Our stakeholder engagement endorses an approach guided by eight sustainability priorities, noted at the top of the page, that reflect our most pressing social and environmental issues in the eyes of our various communities. These priorities form the basis for our reporting and consideration at the Group Executive and Board level.

Benchmarking Sustainability

And while we are many years into our sustainability journey, we've reached our fifth year of reporting comprehensively on our performance. We were recognised for the third straight year with a Gold Rating from the international benchmark Corporate Responsibility Index, with particular commendation for alignment of the corporate strategy, sustainability integration and management of social impact areas. Foster's has now outperformed the Index average for five straight years, and is a leader in the food and beverages sector.


CORPORATE RESPONSIBILITY INDEX 2008
Gold Star Achieved

Delivering Results

Overall, our 2010 sustainability progress was excellent with achievements across social, people, environment and community dimensions.

We continued to invest in initiatives that encourage responsible enjoyment of alcohol, predominantly through support for education, awareness and assistance programs. We increased our direct grants to community alcohol harm minimisation initiatives and partnered with Cricket Australia to launch the 'Know When to Declare' campaign. We tightened our Responsible Enjoyment of Alcohol Policy for employees and continued our strong responsible marketing performance with no upheld complaints against advertising codes.

Our health and safety performance maintained its improving trend, with the Recordable Case Injury Frequency Rate and the Lost Time Injury Frequency Rate showing further improvement in 2010, with zero deaths or permanently disabling injuries. We will continue to focus on high consequence hazards going forward.

Safety Performance


25.0
20.0
15.0
10.0
5.0
0
Frequency Rate
(incidents per million hours worked)
2007
2008
2009
2010
13.4
6.5
Recordable Case Injury Frequency Rate
Lost Time Injury Frequency Rate

Total Community Investment


7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
$'000,000
2007
2008
2009*
2010
$6.3m

*Includes significant contribution to the Victorian Black Saturday bushfire relief effort


LEADERSHIP
&ADVOCACY


ENERGY, WATER
&CLIMATE CHANGE


PEOPLE
&SAFETY


RESPONSIBLE
CONSUMPTION

Our Energy & Water Efficiency Program has continued to drive improved performance, with more than 20 energy saving projects underway, expected to save around 132,000 GJ of energy and 14,000 tonnes of CO2-e. Leading the way is the Cascade Brewery in Hobart which is set to reduce site emissions by 50% following a boiler upgrade, and our wineries in North America which host photovoltaic (solar energy) systems that when fully commissioned, will generate in the order of 3.4m kilowatt hours of electricity per year. Our Australian wine operations launched a Waste Management Toolkit providing site management with options for waste reduction and recycling. We've also trained 90 of our wine growers in the Australian wine industry's environmental assurance scheme (EntWineTM) and we're working towards certification of our own operations in 2011.



Beringer Winery roof space generating valuable renewable energy

Foster's continued its partnership program with the South Australian Murray Darling Basin Natural Resource Management Board, working together to develop a long term management plan for the Markaranka floodplain, supporting a significant ecological breeding ground to many species of plant and aquatic life including the River Red Gums, recently affected by drought. Recent surveys have highlighted the success of the program with marked improvement in biodiversity levels observed.

CUB made further progress on our 4 year energy and water efficiency target of 10% improvement from the 2007 baseline. Both areas achieved incremental improvement in the 2010 year. Our water efficiency has improved almost 6% since 2007 whilst energy efficiency improvement is at 5.5%.

Our Ethical Procurement Code is starting to take effect, with sustainability considerations firmly embedded in supplier management. Request for proposals now include energy, greenhouse gas, water and waste considerations. We continue to make a voluntary donation to Greenfleet, an environmental charity that plants native vegetation, for all Foster's airline travel and fleet of vehicles.

Our community investment was again led by our ongoing community grants and initiatives across our international activities, and by the *Raise A Glass* Appeal. In total, $6.3 million was invested in community programs throughout the 2010 year.


SHARE YOUR STORY AND SUPPORT
THE 2010 RAISE A GLASS APPEAL.
RAISEAGLASS.COM.AU
LEGACY
VB

In 2010 VB raised almost $1.3m for RSL and Legacy

Our 2010 Sustainability Report, available online from mid October will detail our programs and performance against each of our sustainability priorities.



Five Year Summary

Earnings
Net Sales Revenue
EBITS from operations (prior to significant items)
– Beer
– Wine
– Corporate
EBITS (Continuing Business)
SGARA
EBIT (Continuing Business)
Net Interest
Income Tax Expense
Minority Interest
Material Items (after tax)
Discontinued Operations – trading (after tax)
Discontinued Operations – material items (after tax)
Net Profit after Tax
Average Shares Outstanding (Million)
Average Dilutive Shares Outstanding (Million)
Earnings Per Share
Reported Basic Earnings Per Share (cents)
Reported Diluted Earnings Per Share (cents)
Cash Flow
EBITDAS (continuing business)
Operating cash flow
Asset sales and other
Capital expenditure
Investments
Dividend payments
Share buy-back/new issues
Outside equity interest
Net cash flow
Financial Strength
Net Debt (EOP)
Total Shareholders' Equity
Book Value Per Share ($)
Net Tangible Assets Per Share ($)
Net Debt/Equity (%)
EBITS/Interest Paid cover (times)
Shareholder Returns
Dividend (Cents Per Share)
Dividend Cover (Times)
Franking (%)
Return on Equity (%)
Share Prices ($)
– Close
– Year High
– Year Low

2006	2007	2008	2009	**2010**
			$ million (unless otherwise stated)	
4,350.9	4,555.2	4,372.7	4,491.1	**4,285.6**
693.6	736.8	793.8	885.3	**922.1**
437.9	469.5	392.7	304.1	**221.3**
(58.7)	(51.5)	(47.6)	(24.4)	**(34.7)**
1,072.8	1,154.8	1,138.9	1,165.0	**1,108.7**
(7.1)	(38.0)	1.9	(21.9)	**(18.0)**
1,065.7	1,116.8	1,140.8	1,143.1	**1,090.7**
(243.3)	(187.1)	(144.7)	(146.6)	**(118.8)**
(248.1)	(260.7)	(279.3)	(266.6)	**(272.6)**
(3.6)	(3.7)	(5.8)	(4.4)	**(1.0)**
(66.4)	107.8	(605.8)	(287.2)	**(1,162.7)**
37.2	23.4	3.6	–	**–**
624.7	169.7	2.9	–	**–**
1,166.2	**966.2**	**111.7**	**438.3**	**(464.4)**
2,012.2	2,012.7	1,937.3	1,923.3	**1,929.6**
2,012.2	2,013.5	1,938.3	1,925.2	**1,930.1**
30.5	35.6	36.8	38.5	**36.2**
58.0	48.0	5.8	22.8	**(24.1)**
58.0	48.0	5.8	22.8	**(24.1)**
1,216.7	1,305.7	1,306.5	1,345.0	**1,266.9**
835.2	747.3	669.9	884.9	**934.7**
828.3	770.4	92.1	9.4	**73.9**
(284.9)	(195.2)	(139.3)	(162.6)	**(105.0)**
(206.3)	(1.4)	–	–	**–**
(332.9)	(620.2)	(601.9)	(476.2)	**(525.6)**
3.3	(124.6)	(180.3)	(2.5)	**(1.8)**
(1.8)	(3.1)	(0.7)	–	**(0.8)**
840.9	573.2	(160.2)	253.0	**375.4**
3,499.2	2,568.6	2,402.7	2,611.4	**2,184.6**
4,481.7	4,633.2	3,850.7	3,757.4	**2,715.4**
2.2	2.3	2.0	1.9	**1.4**
0.4	0.6	0.6	0.5	**0.5**
78.1	55.4	62.4	69.5	**80.5**
4.4	6.2	7.9	7.9	**8.6**
21.50	23.75	26.25	27.25	**12.00**
2.7	2.0	0.2	0.8	**(2.0)**
100.0	100.0	100.0	100.0	**100.0**
26.0	20.9	2.9	11.7	**(17.1)**
5.47	6.38	5.07	5.15	**5.65**
5.98	7.14	6.90	6.17	**6.01**
4.56	5.26	4.82	4.26	**4.93**

Board of Directors



David A Crawford *AO, B.Com., LLB, FCA, FCPA*

Member of the Board since August 2001. Chairman since November 2007.
Mr Crawford is an independent Director.

Mr Crawford has extensive experience in risk management and business reorganisation, having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Boards of Allens Arthur Robinson and Bank of America Merrill Lynch Australia. Mr Crawford is a Director of BHP Billiton Limited and Chairman of Lend Lease Corporation Limited. Until December 2007, Mr Crawford was a Director of Westpac Banking Corporation.

Mr Crawford is the Chairperson of the Succession Committee and a member of the Human Resources Committee.



Ian D Johnston *B.Com.*

Member of the Board since September 2007.
Chief Executive Officer since September 2008.

Mr Johnston has extensive experience in the international food and beverage industry with Unilever in Australia, Canada and Europe and Cadbury Schweppes in Australia and the UK. Prior to his retirement in 2000, he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London. Since leaving Cadbury Schweppes, Mr Johnston has advised a broad group of private companies and was briefly a non-executive Director of Coles Group Limited in 2001. Mr Johnston is a Director of Goodman Fielder Limited.



M Lyndsey Cattermole *AM, B.Sc., FACS*

Member of the Board since October 1999.
Mrs Cattermole is an independent Director.

Mrs Cattermole has extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She has also held a number of significant appointments to government, hospital and research boards and committees. Mrs Cattermole is a Director of Tattersall's Limited.

Mrs Cattermole is the Chairperson of the Risk and Compliance Committee and a member of the Audit Committee.

Paul A Clinton *Business Administration DipIT*

Member of the Board since March 2008.
Mr Clinton is an independent Director.



Mr Clinton has extensive experience with distribution systems in the United States and Canada. From 1988 he held a number of senior roles with the Diageo Group, and its predecessors, culminating in 2000 with his appointment as President and CEO of Diageo North America. Prior to his retirement in 2003, Mr Clinton also sat on the Board of Directors of the Distilled Spirits Council of the United States.

Mr Clinton is a member of the Risk and Compliance Committee.

Christine Nixon *APM, BA, MPA (Harvard), FAIM, FIPAA*

Member of the Board since April 2010.
Ms Nixon is an independent Director.



Ms Nixon has leadership and management experience and a strong community focus developed over a career in the NSW and Victorian Police forces. She became Victoria's first female Chief Commissioner in 2001 and was Chair of the Victorian Bushfire Reconstruction and Recovery Authority. Ms Nixon is on the Advisory Board of the Allanah and Madeline Foundation, is a patron of Onside Soccer – Victorian Soccer Foundation Incorporation, Operation Newstart Victoria and the Phoenix Club Inc, and is a Member of the Victorian Bushfire Appeal Fund.

Resigned, effective 31 August 2010

Max G Ould *B.Ec.*

Member of the Board since February 2004.
Mr Ould is an independent Director.



Mr Ould has extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company. Mr Ould is a Director of AGL Energy Limited and Chairman of Goodman Fielder Limited. Until October 2009, Mr Ould was a Director of Pacific Brands Limited.

Mr Ould is the Chairperson of the Human Resources Committee and a member of the Succession Committee and the Audit Committee.

Michael J Ullmer *BSc(Maths) (Hons), FCA, SF Fin.*

Member of the Board since July 2008.
Mr Ullmer is an independent Director.



Mr Ullmer has strategic, financial and management experience developed over a 30 year career in international banking and finance. He is a former Finance Director of the National Australia Bank and is now the Bank's Deputy Group Chief Executive Officer. From 1982 until 1992 Mr Ullmer worked with KPMG in London, the US and Australia and then joined Coopers and Lybrand to lead their Asia Pacific Financial Services Group. In 1997 he joined the Commonwealth Bank of Australia as Group Chief Financial Officer and then Group Executive with responsibility for Institutional and Business Banking.

Mr Ullmer is the Chairperson of the Audit Committee and a member of the Risk and Compliance Committee.

Remuneration of Directors and Key Management Personnel

Non-executive Directors
DA Crawford – Chairman
ML Cattermole – Non-executive Director
PA Clinton – Non-executive Director
C Nixon – Non-executive Director
MG Ould – Non-executive Director
MJ Ullmer – Non-executive Director
Executive Director
ID Johnston – Chief Executive Officer
Sub-total of Directors
Other Key Management Personnel
S Brauer – Managing Director, Foster's Americas
P Conroy – Chief Legal Officer & Company Secretary
DCM Dearie – Managing Director, The Wine Business
PR Jackson – Managing Director, Foster's EMEA
AJ Leyden – Chief Information Officer
AR McKay – Chief Financial Officer
J Pollaers – Managing Director, CUB
Sub-total of other Key Management Personnel
Former Key Management Personnel
MP Brooks – Chief Supply Officer
MM Hudson – Chief Legal Officer & Company Secretary
SM Smith – Chief Human Resources Officer
A Stevens – Managing Director, Carlton & United Breweries
TOTAL – Directors and Key Management Personnel
AN Davie – Managing Director, Asia


FOSTER'S AIMS
TO ATTRACT AND
RETAIN HIGH-CALIBRE
EXECUTIVES AND
DIRECTORS.

Short-term benefits $	Share-based payments $	Post-employment benefits $	Total $
469,207	-	14,461	483,668
208,531	-	-	208,531
267,188	-	18,095	285,283
41,751	-	3,292	45,043
202,045	-	14,461	216,506
202,197	-	14,461	216,658
1,836,466	806,482	36,950	2,679,898
3,227,385	**806,482**	**101,720**	**4,135,587**
811,450	26,357	8,327	846,134
316,579	27,133	25,469	369,181
754,259	32,423	-	786,682
429,407	176,906	82,123	688,436
441,201	150,193	34,980	626,374
640,074	240,147	53,529	933,750
268,310	18,906	16,678	303,894
3,661,280	**672,065**	**221,106**	**4,554,452**
77,409	(586,509)	595,028	85,928
(5,717)	-	530,562	524,845
294,544	(324,473)	457,993	428,064
359,625	(36,438)	261,742	584,929
7,614,526	**531,127**	**2,168,151**	**10,313,804**
852,855	95,105	36,741	984,701

Remuneration Overview

Foster's aims to attract and retain high-calibre Executives and Directors. Remuneration strategies and policies are targeted to motivate Foster's people to pursue long-term corporate growth and success, and demonstrate a clear relationship between executive performance and remuneration.

A detailed annual Remuneration Report and copies of policies and codes mentioned below are available from Foster's website at: **www.fostersgroup.com.** Details of the short-term, share-based, post-employment and termination benefits for executives and Directors are summarised in the remuneration overview table on page 20–21 of this review.

Non-executive Directors' remuneration

Non-executive Directors are remunerated by way of cash fees and superannuation. They do not participate in the Company's incentive plans but are encouraged to acquire an ongoing share ownership in the Company.

Executive remuneration policy and structure

Foster's executive remuneration policy ensures that remuneration levels properly reflect the duties and responsibilities of executives. Policies and practices are benchmarked using information and advice from external independent consultants.

Remuneration packages are structured to ensure a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. The Board also considers it important that executives have ongoing share ownership in the Company, supported by participation in the Company's employee share plans.

Fixed remuneration

The level of fixed remuneration for executives is generally set by reference to the market median and is determined by the scope of the role and the level of knowledge, skill and experience required of the individual.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year, as assessed through the Company's Individual Performance Management program.

Short Term Incentive Plan

All executives participate in Foster's Senior Management Short Term Incentive Plan, which encourages executives to meet their own individual performance targets while supporting broader business objectives. The measures used to assess business performance may vary each year, depending on business objectives.

Long Term Incentive Plan

The Foster's Long Term Incentive Plan is designed to reward executives for delivering long-term shareholder returns. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if performance standards are met. For offers made prior to 2010, the performance standard is measured by Total Shareholder Return (TSR) relative to a number of peer companies. Under the new version of the plan, the performance measures include absolute TSR, CUB EBITS and Global Wine Return on Capital Employed (ROCE). Performance is measured over three years.

Anti-hedging policy

In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the Long Term Incentive Plan or any other share-based incentive plans.

Foster's Employee Share Grant Plan

Employees who are eligible to participate in the Foster's Employee Share Grant Plan may receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

Chief Executive Officer's remuneration

The remuneration of the Chief Executive Officer, Ian Johnston, is outlined on page 20–21.

Governance Overview



Foster's is committed to delivering best practice in corporate governance and transparency in reporting. A detailed Corporate Governance Statement and copies of supporting policies and codes are available from **www.fostersgroup.com**

Board of Directors

The Foster's Board is responsible for the overall corporate governance of the Company. The Board seeks to optimise company performance and shareholder value and recognise the Company's legal and stakeholder obligations. The Board, comprising a majority of independent non-executive Directors, appoints the Chief Executive Officer, and ratifies the appointment of members of the Group Executive.

Board composition and succession

The composition, diversity, size and commitment of the Board is reviewed regularly, with desired competencies, expertise and qualifications decided by the Board's Succession Committee. External consultants conduct a review of the effectiveness of the Board, its Committees and Directors at least every two years. The next external review is scheduled to take place in the 2011 financial year.

Code of Conduct

Foster's has a Code of Conduct that commits its Directors, employees, contractors and consultants to not only comply with the law, but to conduct business in accordance with the highest ethical standards.

Share Trading Policy

Foster's Share Trading Policy prohibits insider trading in accordance with the Corporations Act and prescribes certain requirements for dealing in Company Shares. The policy applies to all Directors and employees of Foster's.

No Director or member of the Group Executive may enter into a margin loan or similar funding arrangement to acquire any Company Shares.

Whistleblower Policy

The Whistleblower Policy encourages all employees to report any matter or behaviour that may contravene the Company's Code of Conduct or policies, or the law. It provides that all reports will be thoroughly investigated, and where applicable, feedback on the outcome of the investigation will be provided to the person making the report. Any person who makes a report will not be discriminated against or disadvantaged in their employment with the Group.

Corporate Sustainability

Foster's adopts an integrated approach to corporate sustainability. The Group is committed to continuously improving its business practices to maximise positive and minimise negative social, environmental and economic impacts. This enhances employee engagement and retention, supports corporate reputation, manages risk and protects the Company's social licence to operate.

Integrity in financial reporting

The Chief Executive Officer and Chief Financial Officer provide a written declaration to the Board that the Company's financial records have been properly maintained, and that the Company's financial statements and notes give a true and fair view and comply with the accounting standards. This declaration also confirms that it is founded on a sound system of risk management and internal control which is operating effectively in all material respects in relation to financial reporting risks. Foster's financial statements are audited by an independent external auditor.

Timely and balanced disclosure

Foster's Disclosure Policy details the procedures and requirements expected of all employees relating to the Company's compliance with disclosure obligations under the ASX Listing Rules and the Corporations Act. Foster's website contains recent ASX announcements, Annual Reports, financial report announcements, relevant speeches and support material provided to the media and investment market.

Managing risk

Foster's operates an enterprise wide risk management system to enable the identification, management and reporting of risk throughout the business.

Political donations

Foster's will not make any donation, whether in cash or kind, to any political party or organisation, politician or candidate for public office in any country in which it operates.

Information & Contacts

Annual General Meeting

The Annual General Meeting of Foster's Group Limited will be held on Tuesday 26 October 2010, at 10:30am at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria, Australia.

Internet

www.fostersgroup.com



2010 Business Review

This Business Review has been prepared as a general business overview and does not, and should not be expected to, provide a detailed understanding of Foster's Group Limited's financial performance, financial position or financing and investing activities. Financial commentary within this review has been derived from the Foster's Group Limited Annual Report for the year ended 30 June 2010.

A copy of the Foster's Group Limited Annual Report is available from the Foster's website at: www.fostersgroup.com or please contact: investor.relations@fostersgroup.com or the registered office via the address details provided.

Registered Office

Australia & New Zealand

Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia

Tel +61 3 8626 2000
Fax +61 3 8626 2002

Americas

600 Airpark Road
P.O. Box 4500
Napa California 94558
United States of America

Tel +1 707 259 4500
Fax +1 707 259 4542

Asia

200 Newton Road
#06 -01 Newton 200
307983
Singapore

Tel +65 6256 1132
Fax +65 6256 3968

Europe, Middle East and Africa

Regal House,
70 London Road
Twickenham, Middlesex
TW1 3QS
United Kingdom

Tel +44 20 8843 8400
Fax +44 20 8843 8401



Foster's Annual Report 2010 is available from the Foster's website **www.fostersgroup.com**

Foster's Sustainability Report 2010 will be available from the Foster's website in October 2010. **www.fostersgroup.com/sustainability.aspx**

Foster's Group Limited
ABN 49 007 620 886

Foster's Brands

Carlton & United Breweries

Beer
Abbotsford Invalid Stout
Asahi*
Belle-vue*
Carlsberg*
Carlton
Cascade
Corona Extra*
Crown
Fiji beers
Foster's Lager
Hoegaarden*
KB
Kronenbourg 1664*
Leffe*
Matilda Bay
Melbourne Bitter
NT Draught
Power's
Pure Blonde
Reschs
Sheaf Stout
Stella Artois*
Vailima
VB

Spirits
Akropolis Ouzo*
Barossa Brandy
Black Jack
Bounty
Chatelle Napoleon
Continental Liqueurs
Cougar
Coyote Tequila*
Czarina Vodka
Karloff*
Kirov Vodka
Prince Alberts Gin*
Regal
The Black Douglas
Tribe

Cider
Bulmers Original*
Mercury
Strongbow

Non Alcohol
Cascade Apple Isle
Cascade Ginger Beer
Cascade Real Juices
Cascade Traditionals
Cascade Ultra C
Torquay Mineral Water
Torquay Spring Water
Perrier*

Treasury Wine Estates

Abel's Tempest
Angel Cove
Annie's Lane
Baileys of Glenrowan
Beringer
Black Opal
Bohemian Highway
Campanile
Castello di Gabbiano
Cellar No.8
Chateau St. Jean
Coldstream Hills
Colores del Sol
Del Diablo Loco
Devil's Lair
Etude
Fifth Leg
Greg Norman Estates
Heemskerk
Ingoldby
Jamiesons Run
Killawarra
Leo Buring
Lindemans
Maison De Grand Esprit
Matua Valley
Meridian
Metala
Mildara
Penfolds
Pepperjack
Robertson's Well
Rosemount Estate
Rothbury Estate
Saltram
Santa Barbara Wine Co.
Sbragia Family Vineyards
Seaview
Secret Stone
Seppelt
Sledgehammer
Souverain
Squealing Pig
St. Clement Vineyards
St Huberts
Stags' Leap
T'Gallant
TAZ
The Little Penguin
Tierra Secreta
Tollana
Wolf Blass
Wynns Coonawarra Estate
Yellowglen

Enjoy Responsibly

*Produced, imported or distributed by Foster's in Australia



Responsible Enjoyment of Alcohol
What is a standard drink?
1.4
BEER
375ML
4.8% ALC./VOL
1.6
WINE
150ML
14.5% ALC./VOL
1.5
RTD
375ML
5.0% ALC./VOL



BIN 311
DRY
CASCADE
PREMIUM LIGHT
CARLTON DRAUGHT
BULMERS


FOSTER'S
GROUP


CONSUMER
Foster's Group uses
National Carbon
Offset Standard
Certified ENVI Recycled 50/50
Carbon Neutral Paper
An Australian Government Initiative


FSC
www.fsc.org
MIX
Paper from
responsible sources
FSC® C010983


australian made


sustainable forest


ISO
14001
mill certified

www.fostersgroup.com


FOSTER'S
GROUP


CHEERS




LINDEMANS


ROSEMOUNT


CHATEAU ST JEAN




Crown


Matilda Bay

082-01744


FOSTER'S
GROUP

FOSTER'S ANNUAL REPORT

SUPPL


SEC MAIL PROCESSING
RECEIVED
SEP 27 2010
WASH, D.C.
200
SECTION


2010





Crown

PURE BLONDE

BERINGER


WOLF BLASS

Penfolds

LINDEMANS

Fosters Brewing

Contents

Financial statements

Notes to the financial statements

AMERICAS

EUROPE, MIDDLE EAST & AFRICA

Regional Offices

EUROPE, MIDDLE EAST & AFRICA

Dubai, UAE
Stockholm, Sweden
Twickenham, UK (Head Office)

Treasury Wine Estates

ITALY

Tuscany

Regional Offices

AMERICAS

Napa, California (Head Office)
Toronto, Canada

Treasury Wine Estates

UNITED STATES OF AMERICA

Central Coast
Napa Valley
San Francisco
Sonoma

FOSTER'S GROUP LIMITED

Financial Result for the twelve month period ended 30 June 2010



Foster's Business Review 2010 is available from the Foster's website www.fostersgroup.com

Foster's Sustainability Report 2010 will be available from the Foster's website in October 2010. www.fostersgroup.com

Key Data*

Employees	**6,125**
Australia, New Zealand & the Pacific	4,605
Americas	1,272
Europe, Middle East & Africa	223
Asia	25
Brands	**104**
Wine	54
Beer	24
Spirits	15
Non Alcohol	8
Cider	3
Wineries	**23**
Australia	14
United States of America	7
Italy	1
New Zealand	1
Breweries	**7**
Australia	4
The Pacific	3
Other facilities	**7**
Packaging / Bottling Centres	4
Cideries	2
Distilleries	1
Vineyard Holdings (ha)	**12,463.4**
Australia	9,482.0
United States of America	2,376.1
New Zealand	477.3
Italy	128.0

*Unless otherwise stated, 2010 and prior years refer to the period ended 30 June 2010 and all dollars are Australian dollars.

ASIA

Regional Offices
ASIA
Hong Kong, China
Shanghai, China
Singapore (Head Office)
Tokyo, Japan

Carlton & United Breweries
FIJI
Lautoka
Suva

Carlton & United Breweries
SAMOA
Apia

AUSTRALIA

Regional Offices
AUSTRALIA
Adelaide
Brisbane
Darwin
Hobart
Melbourne
Perth
Sydney

Carlton & United Breweries
AUSTRALIA
Queensland
Yatala

Treasury Wine Estates
AUSTRALIA
New South Wales
Hunter Valley

Treasury Wine Estates
AUSTRALIA
Western Australia
Margaret River

Carlton & United Breweries
AUSTRALIA
New South Wales
Campbelltown

Treasury Wine Estates
AUSTRALIA
South Australia
Adelaide Hills
Barossa Valley
Clare Valley
Coonawarra
McLaren Vale

Treasury Wine Estates
AUSTRALIA
Victoria
Glenrowan
Grampians
Mornington Peninsula
Murray Darling
Yarra Valley

Regional Office
NEW ZEALAND
Auckland

Global Head Office
AUSTRALIA
Melbourne, Victoria

Rest of World – Beer, Cider, Spirits
NEW ZEALAND
Gisborne

Carlton & United Breweries
AUSTRALIA
Victoria
Abbotsford
Dandenong
Dunnstown

Carlton & United Breweries
AUSTRALIA
Tasmania
Hobart

Treasury Wine Estates
NEW ZEALAND
Marlborough

From the Chairman and Chief Executive Officer

THREE YEARS AGO WE COMMITTED OURSELVES TO 'GETTING THE BASICS RIGHT'.

Three years ago we committed ourselves to 'getting the basics right'.

That commitment was made more complex with the onset of the Global Financial Crisis. While Australia has fared better than most, our markets have not been immune to the impact and global companies such as Foster's have had to adapt.

Despite this we are proud to say that Foster's is delivering on that commitment.

We have substantially implemented the findings of a Strategic Review of our wine assets, we have appointed experienced new leadership and we have implemented a fundamental transformation of our business.

In May this year, we announced our intention to consider a demerger. This is another important step as we investigate the benefits to you of pursuing a demerger of our company to create separately listed entities for wine and beer.

The outcome of this proposal could fundamentally re-shape our company - extending a process begun 18 months ago to separate our beer and wine business structures and re-integrate production and sales capability.

Your Board has undertaken to investigate every aspect of this potential demerger - the costs, benefits and logistics - to understand and subsequently recommend the next step for our company.

In the meantime, our commitment is to complete the transformation process and continue to drive underlying business performance and deliver growth in shareholder returns.

Financial results

We made encouraging progress in 2010 and set our business on a path to improved operational performance.

Our reported results reflected the decision taken in late May to write down the value of our wine assets by $1.3 billion dollars. While we achieved net profit before material items and the SGARA agricultural charge of $711 million, our reported result after the write down was an after tax net loss of $464 million.

We generated robust cash flows after dividends, up just under 22%, and reduced our net debt by $427 million. However, subdued consumer confidence in some key markets, continued wine oversupply in Australia and New Zealand and unfavourable currency movements cut our total revenue by 4.6% and earnings per share prior to material items and SGARA by 4.2% to 36.9 cents per share. When the impacts of negative currency movements are removed, those results show earnings per share increased 4.8%.

We remain on target to realise $100m of efficiency benefits in the 2011 financial year with all programs now complete and benefits of $83m realised this year.

Carlton & United Breweries

Carlton & United Breweries (CUB) delivered a solid result in a challenging Australian beer market, increasing earnings by 5% to just over $900 million for the year. CUB's off-premise market share in beer remained stable at between 50 and 51% throughout the year while net sales revenue per case increased just over 5%.





CUB continues to lead the regular and premium beer categories and brews Australia's favourite 'tap' beer, Carlton Draught. CUB is also a leader in premium imported beers and we recently re-signed long term contracts for both Corona and Asahi. Craft beer is an important growth category for CUB and Matilda Bay's Fat Yak is now the fastest growing craft brand, with Big Helga the most successful new introduction to the category.

VB remains Australia's favourite beer and the first major new brand campaign 'the Regulars' commenced during the year to strong consumer reviews. Carlton Dry continued it's very strong performance with revenue up over 45% for the year while CUB continues to lead the resurgent cider category with leading brands Strongbow, Bulmers and Mercury.

Treasury Wine Estates

The last 18 months has been an important period of transition for our wine business, with new leadership in the Americas and Australia-New Zealand, a new business structure and a new name.

Highlights for the year were an increasing focus on premium wines, 'Route to Market' restructures in key markets and increased brand investment. While on a constant currency basis earnings rose 21% for the year, reported earnings fell by 27% to $221 million due to unfavourable exchange rate movements.

New brand launches included The Santa Barbara Wine Company and Sledgehammer in North America, Matua First Frost from New Zealand, an expanded Lindemans Early Harvest range in Australia, and the launch of Yellowglen and Gabbiano in Asia.

Expanding strongly into Continental Europe is paying dividends with approximately 55% of our European revenue now derived from outside the United Kingdom and Ireland. We have expanded our Asian presence with a new regional head office in Singapore and we already have the top Australian wine brand in Singapore, Malaysia and Thailand. One in five bottles of wine sold in Australia is part of the Treasury Wines Estate portfolio.

Dividends

The wine asset write downs announced in May this year, lead to limited retained earnings at the close of the 2010 financial year. The Company Constitution prohibits Directors from declaring a Final Dividend other than our profits, therefore the Directors propose to put a resolution to the Annual General Meeting to reflect changes in the Corporations Act that alter the circumstances in which companies are able to pay dividends. If the resolution is passed at the Annual general Meeting, the Directors shortly thereafter intend to declare a Dividend that is anticipated to be broadly in line the last year's Final Dividend.

Investing for the future

While key markets remain challenging, particularly in international wine, we continue to invest strongly into the health of our brands, our people and our communities.

Re-investment in brands and innovation to win new consumers will be a key driver of growth. We will continue to dedicate between 8-10% of our net sales revenue to advertising and promotional investment and sharpen our effectiveness.

We will focus on career development and employee engagement while continuing the long term improving trend in protecting the health and safety of our people. We will also continue to increase our support for alcohol education, awareness and assistance programs, building on initiatives such as the *Know When to Declare* partnership launched by the Australian Prime Minister for the 2009/10 summer of cricket.

As a result of this ongoing commitment to sustainability, Foster's was recognised for the third consecutive year with a gold standard award by the Corporate Responsibility Index, the world's leading survey of corporate sustainability policies and practices.

The year ahead will be an exciting and defining time for Foster's.

We will conclude the evaluation of a potential demerger and – contingent on a final decision by the Board – we are still well positioned to present a proposal to shareholders in the first half of the 2011 calendar year.

In the meantime, our focus as a Board and management team is on ensuring the businesses are 100% committed to driving performance and shareholder returns. Our leadership team is absolutely focused on delivering improving business results and our business is showing it is fit and ready to compete.

We thank you for your ongoing support.

David A Crawford
Chairperson

Ian D Johnston
Chief Executive Officer

Executive Management

Ian Johnston

Chief Executive Officer

Ian was appointed Chief Executive Officer on 26 September 2008.

He has extensive experience in the international food and beverage industry with Unilever in Australia, Canada and Europe and Cadbury Schweppes in Australia and the UK. Prior to his retirement in 2000 he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London.

Since leaving Cadbury Schweppes Ian has advised a broad group of private companies and was briefly a non-executive Director of Coles Group Limited in 2001. Ian is a Director of Goodman Fielder Limited. He has been a Director of Foster's Group Limited since September 2007.

Stephen Brauer

Managing Director, Americas

Stephen was appointed Managing Director, Americas on 13 April 2009.

He has over 20 years experience with global wine and spirits companies including Beam Global Spirits, Peak Wines and Seagram. Stephen started his career in consumer products in 1985 as a brand manager with Del Monte and Speciality Brands and served as a research analyst for Strategic Planning Associates.

Stephen joined Foster's from Pernod Ricard USA where he served as General Manager for the US Wine and Champagne business and was a member of the Pernod Ricard USA Executive Committee.

Paul Conroy

Chief Legal Officer & Company Secretary

Paul was appointed Chief Legal Officer and Company Secretary on 29 September 2009.

He has practised as a solicitor for law firms in Australia, Asia and the United Kingdom. Paul has previously acted in senior management roles for Southcorp Limited in Australia and the United States.

David Dearie

Managing Director, Australia & New Zealand Wine

David was appointed Managing Director, Australia and New Zealand Wine on 21 July 2009.

He has extensive experience in alcohol beverage companies, most recently as Managing Director, Western Europe and Africa for Brown-Forman. David started his career with Whitbread and Co in various business development and sales roles before joining Inchcape in sales and marketing roles rising to Regional Director South East Asia.

Peter Jackson

Managing Director, Europe, Middle East and Africa

Peter was appointed Managing Director, Europe, Middle East and Africa in August 2006.

He was previously Managing Director, FGL Wine Estates, EMEA and Vice President European Sales for Southcorp Wines. He joined Foster's as Commercial Director - Continental for Foster's Wine Estates in 2005.

Peter has 20 years experience in marketing and general management roles with Anheuser-Busch and Bass.

Andrew Leyden

Chief Information Officer

Andrew was appointed Chief Information Officer in April 2009.

He joined Foster's in February 2002 and has held a number of executive positions including General Manager Asia, Finance Director Foster's Wine Estates and Global Director - Business Processes & Information Technology. Prior to joining Foster's, Andrew held senior positions in finance and general management with Reckitt Benckiser in Asia, Eastern Europe and UK and in retail in the UK with Somerfield and WH Smith.

Angus McKay

Chief Financial Officer

Angus was appointed Chief Financial Officer in January 2008.

He also held the positions of Vice President, Corporate; Finance Director, Carlton and United Beverages Ltd; and Director, Finance Australia, Asia and Pacific since joining Foster's in 2004. Angus has over 20 years of Australian and international experience in senior finance roles at Fonterra, Diageo and IBM Australia.

Angus submitted his resignation on 2 September 2010 and is currently anticipated to leave the business late in the 2010 calendar year.

John Pollaers

Managing Director, Carlton and United Breweries

John Pollaers was appointed Managing Director of Carlton & United Breweries in April 2010.

Prior to joining Foster's, John had extensive experience in the international drink sector with senior executive roles at Diageo, including President, Asia Pacific and Managing Director, Australasia and a member of the Diageo Group Executive Committee.

He has a strong finance and consumer products background as Finance Director for Diageo's largest subsidiary company in the UK and held Sales and General Management roles across the UK and Asia Pacific. John is Deputy Chair of the Australian National Breast Cancer Foundation and Chair of its Finance and Risk Committee and was previously Chairman of the Distilled Spirit Industry Council and Founding Chairman of Drinkwise Australia. John spent nine years in the Australian Navy and holds an MBA from INSEAD and Macquarie University and degrees in Electrical Engineering and Computer Science.

Donna Watt

Transformation Director

Donna was appointed Transformation Director in April 2009.

She has over 16 years experience most recently with KPMG leading large scale transformation programs including mergers, acquisitions and divestments for several global and national companies including BHPBilliton, AGL, AMCOR and Bluescope Steel.

Boyd Williams

Chief Human Resources Officer

Boyd was appointed Chief Human Resources Officer on 26 July 2010.

He was previously Senior Vice President Human Resources, DHL Express, Asia Pacific, Eastern Europe, the Middle East and Africa.

Prior to joining DHL he spent the majority of his career with Unilever, one of the world's largest Fast Moving Consumer Goods companies in a range of international positions in developed and emerging markets including Kenya, the UK, Taiwan, the Netherlands and Singapore.

His operational experience includes a stint in supply chain management in Unilever's "food business", where he was responsible for the planning, procurement and delivery of products to the food service and industrial markets across Australia.

Born in Sydney, he received a Bachelors degree in Economics from the University of Sydney.

Corporate Governance Statement

Foster's supports the Australian Securities Exchange's (ASX) Corporate Governance Council's Corporate Governance Principles and Recommendations (ASX guidelines). It is committed to delivering best practice in corporate governance and transparency in reporting.

The charters, codes and policies in respect of Foster's corporate governance practices referred to in this Statement are available on the corporate governance section of the Foster's website – www.fostersgroup.com

Role of the Board

The Foster's Board is responsible for the overall corporate governance of the Company. The Board Charter sets out the following objectives of the Board:

- To provide strategic guidance for the Company and effective oversight of management;
- To optimise Company performance and shareholder value within a framework of appropriate risk assessment and management; and
- To recognise the Company's legal and other obligations to all legitimate stakeholders.

The Board Charter specifies the Board's responsibilities towards the achievement of these objectives as being:

- Oversight of the Company, including its controls and accountability systems;
- Appointing and removing the Chief Executive Officer and approving his/her terms of engagement and termination benefits;
- Ratifying the appointment and removal of members of the Group Executive, approving their terms of engagement and termination benefits, and monitoring their performance;
- Providing input into, and final approval of, management's development of corporate strategy and performance objectives, and monitoring performance against those plans;
- Reviewing, ratifying and monitoring systems of risk management and internal control, codes of conduct and legal compliance;
- Protecting the Company's financial position and its ability to meet its debts and other obligations as they fall due; and
- Ensuring that the Company's accounts comply with relevant accounting standards and present a true and fair view.

The Board has delegated responsibility for operating and administering the Group to the Chief Executive Officer, who is accountable to the Board for the performance of these duties.

The Board Charter requires an independent non-executive Director to hold the position of Chairperson of the Board.

Structure and Operation of the Board

The Foster's Constitution specifies the number of Directors may be not less than the number required by the Corporations Act (currently three), nor more than fifteen (or such number within this range as the Board may determine from time to time). The Board has determined that for the time being the maximum number of Directors is seven.

Directors

The members of the Foster's Board as at the date of this report are:

David A Crawford, AO (since August 2001)

M Lyndsey Cattermole, AM (since October 1999)

Paul A Clinton (since March 2008)

Ian D Johnston (since September 2007)

Christine Nixon (since April 2010)

Max G Ould (since February 2004)

Michael J Ullmer (since July 2008)

Details of the respective Directors' qualifications, directorships of other listed companies, including those held at any time in the three years immediately before the end of the financial year, experience and other responsibilities are provided in the Directors' Report – refer pages 11–12 of this Annual Report.

Director Independence

As required under the Board Charter and ASX guidelines, the Board comprises a majority of independent non-executive Directors.

The Charter states that Foster's will regard a non-executive Director as independent if he or she is not a member of management and is free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the independent exercise of their judgement.

When determining the independent status of a non-executive Director, the Board will take into account whether he or she:

- Is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- Is employed, or has previously been employed in an executive capacity by the Group, and there has not been a period of at least 3 years between ceasing such employment and serving on the Board;
- Has within the last three years been:
  - principal of a material professional adviser to the Group;
  - a material consultant to the Group; or
  - an employee materially associated with the service provided by such adviser or consultant to the Group;
- Is a material supplier or customer of the Group, or an officer of, or otherwise associated directly or indirectly with, a material supplier or customer; or
- Has a material contractual relationship with the Group other than as a Director of the Company.

The Board has determined materiality thresholds for assessing the independence of Directors. Under those thresholds:

- A person will be regarded as a substantial shareholder if they hold more than five per cent of the Company's voting shares;
- An adviser will be a material professional adviser or consultant where the billings to the Company are more than five per cent of the adviser's or consultant's total revenues;
- A supplier to the Company will be a material supplier where the Company accounts for more than five per cent of the supplier's revenues; and
- A customer of the Company will be a material customer where the customer accounts for more than five per cent of the Company's revenues, or the Company accounts for more than five per cent of the customer's costs.

Whether or not a material contractual relationship exists will be determined, on a case-by-case basis, consistent with these thresholds.

Applying these criteria the Board has determined that save for Mr Johnston (who is an executive Director), all other Directors are independent.

Board Committees

The Board carries out a number of its duties and responsibilities through specific Board Committees:

- Audit Committee
- Risk and Compliance Committee
- Human Resources Committee
- Succession Committee

The Charter of each Board Committee sets out the respective duties and responsibilities of that particular Committee.

All Foster's Directors receive copies of all Board Committee papers and may attend meetings of all Board Committees whether or not they are members.

Details of individual Director's memberships of Board Committees are provided in the biographies included in the Directors' Report - refer pages 11-12 of this Annual Report.

Directors' Attendance at Board and Board Committee Meetings

The number of Board and Board Committee meetings held in the period each Director held office during the financial year, and the number of those meetings attended by each Director, are provided in the Directors' Report - refer to page 12 of this Annual Report.

The non-executive Directors meet without the presence of management during the course of regular Board meetings and on at least three occasions during the year outside of the regular Board meetings.

Board Access and Independent Advice

The Directors have unlimited access to employees and advisers, and subject to the law, access to all Company documents.

The Board's performance is enhanced by providing non-executive Directors with regular briefings on the Group's operations, together with site visits and presentations by external parties in a range of fields.

The Board, an individual Director or a Committee, may engage an independent external adviser in relation to any Board matter, at the expense of the Company. Before the external advice is sought, consent needs to be obtained. In the case of:

- The Board - from the Chairperson;
- An individual Director - from the Chairperson or the relevant Committee Chairperson, as the case may be;
- A Committee - from the Committee Chairperson;
- The Chairperson - from another Director.

The Chairperson or a Committee Chairperson, as applicable, may determine that any external advice received by an individual Director be circulated to the remainder of the Board.

Succession Committee

The Succession Committee consists entirely of independent non-executive Directors. One of the Committee's members is required to be the Board Chairperson, who, under the Succession Committee Charter, is the Chairperson of the Committee.

The Committee meets as required and at least twice per year - see page 12 for details. The Chief Executive Officer is invited to attend meetings as required.

The Committee's role is to review and make recommendations to the Board on the composition, diversity, size and commitment of the Board. Its duties include:

- Assessing the necessary and desirable competencies of Board members;
- Evaluating the range of skills, experience and expertise on the Board and identifying any additional skills, experience and expertise that may be desirable to supplement the current Board prior to making any recommendation for an appointment;
- Identifying the steps to be taken to ensure a diverse range of candidates are considered in selecting new directors and the factors to be taken into account in the selection process;
- Identifying individuals qualified to become Board members following an assessment of their skills, experience, expertise and likely level of commitment, and recommending them to the Board;
- Developing and implementing succession plans and plans for enhancing Director competencies;
- Reviewing the performance of the Board, Board Committees, individual Directors and the Chief Executive Officer; and
- Overseeing the development of an appropriate Group-wide diversity policy and reporting to the Board on the progress in achieving the objectives of that policy.

Performance Evaluation

Annually, the Board conducts a formal review of its effectiveness and the effectiveness of the Board Committees and individual Directors. The views of both individual Directors and the members of the Group Executive are canvassed.

Following each review:

- The performance of individual Directors is discussed by the Chairperson with each Director (and in the case of the Chairperson, by a Director chosen by the Board for the purpose); and
- The performance of the Board and Board Committees is discussed by the Board at its next meeting after conclusion of the review.

At least every two years, the Board engages external consultants to conduct a comprehensive review of the effectiveness of the Board, its Committees and individual Directors. This review is conducted against the terms of the Board Charter or relevant Committee Charter (as the case may be), and includes surveys of each Director, the Group Executive and relevant external persons. The next external review is scheduled to take place in the 2011 financial year.

The performance of the Chief Executive Officer is measured against agreed annual key performance objectives, consistent with the Company's individual performance program.

The evaluation of senior executives' performance is addressed as part of the processes described in the Remuneration Report.

Appointment, Election and Retirement

The Directors may at any time appoint any person as a director either to fill a casual vacancy or as an additional director. Any director appointed (other than the Chief Executive Officer if a director), holds office until the conclusion of the next annual general meeting of the Company and is eligible for election at that meeting.

No director (except the Chief Executive Officer) may hold office beyond the third annual general meeting at which the director was elected or last re-elected.

Under the Board Charter, a non-executive Director should not hold office for more than twelve continuous years.

Director Induction

New directors are provided with a comprehensive induction program. The program includes meetings with members of the Group Executive and other senior executives of the Group, and being formally briefed on the financial, strategic and operational position of the Group (including visits to key sites).

Conflicts of Interest

The Company has procedures in place for the reporting of any matter which may give rise to a conflict between the interests of a Director and those of the Company.

Where the Board is considering a matter in which a Director has a material personal interest, that Director may neither be present during Board or Board Committee discussions nor vote on the matter unless permitted under specific circumstances in accordance with the Corporations Act.

Ethical and Responsible Decision-making

Code of Conduct

Foster's recognises that its reputation is one of its most valuable assets, and is founded largely on the ethical behaviour of the people who represent the Group.

The Board has approved a Code of Conduct that sets out the principles of ethical behaviour expected to be adhered to by all Group personnel. This ethical framework provides the foundation for maintaining and enhancing Foster's reputation.

Foster's Code of Conduct commits its Directors, employees, contractors and consultants to not only comply with the law, but to conduct business in accordance with the highest ethical standards so that, as a global supplier of premium alcoholic and non-alcoholic beverages, we:

- Demonstrate our corporate responsibility by encouraging the responsible consumption of our products;
- Conduct business with integrity, honesty and fairness;
- Value and respect diversity in a workplace in which no-one is discriminated against on the basis of gender, age, race, religion, sexual orientation or marital status; and
- Observe both the spirit and letter of our legal obligations.

Any breach of the Code of Conduct is a serious matter that may give rise to disciplinary action, including dismissal.

The Code of Conduct is available on the Foster's website – www.fostersgroup.com

Whistleblower Policy

In accordance with the Company's Whistleblower Policy, employees who become aware of any matter that may contravene the Company's Code of Conduct or policies, or the law, are encouraged to:

- Take the matter up with their immediate supervisor or manager;
- Report the matter to their Human Resources Manager, a more senior manager or the Company Secretary; or
- In instances where an employee wishes to remain anonymous, contact the confidential external Whistleblower Service Provider where their concerns can be raised privately.

The Whistleblower Policy provides that all reports will be thoroughly investigated, and where applicable, feedback on the outcome of the investigation will be provided to the person making the report. Any person who makes a report will not be discriminated against or disadvantaged in their employment with the Group by virtue of making a report.

The Whistleblower Policy is available on the Foster's website – www.fostersgroup.com

Conflicts of Interest Policy

Foster's has a policy in place with respect to disclosing and managing potential conflicts of interest. Employees must not engage in activities, hold interests or allow themselves to be in situations that involve, could potentially involve or could be perceived as involving, a conflict between their personal interests and the interests of Foster's, without prior disclosure and, where appropriate, approval.

Employees are required to declare relevant potential conflicts prior to starting the activity or, in the case of prospective employees, during the application and recruitment process. Where a potential conflict arises employees must immediately disclose this to their manager and to the Company Secretary. A register of disclosed interests is maintained by the Company Secretary.

Political Donations

Foster's also has in place a policy prohibiting donations, whether in cash or kind, to any political party or organisation, politician or candidate for public office in any country in which it operates.

External Directorships

Key executives are permitted to hold one non-executive directorship of an external public company, but only on the recommendation of the Chief Executive Officer and with the approval of the Board. The Chief Executive Officer is permitted to hold one non-executive directorship of an external public company with the approval of the Board. Such a public company must not be a competitor, supplier or customer of the Group, nor can the directorship create an actual or potential conflict of interest with the Group's business activities.

Share Trading Policy

Foster's has a policy applying to all Directors, the Group Executive and other employees that prohibits insider trading in accordance with the Corporations Act and prescribes certain requirements for dealing in Company Shares (including, in certain circumstances, restrictions on dealing in Company Shares by a direct family member).

Under the policy:

- Unless they have the prior approval of the Company Secretary, employees, other than Directors and members of the Group Executive, must not deal in Company Shares, except during the following Trading Windows:
  - in the period beginning two calendar days after lodgement of the Company's half year and annual profit announcements with the ASX and concluding one month after that lodgement;
  - in the period from lodgement of the Company's printed Annual Report with the ASX to one month after the holding of the Company's Annual General Meeting; and
  - during the period when Company Shares can be acquired under a prospectus issued by the Company.
- Directors and members of the Group Executive are prohibited from dealing in Company Shares during the following Blackout Periods:
  - between 1 July and the opening of the next Trading Window (which will be two calendar days after the lodgement of the annual profit announcement with the ASX); and
  - between 1 January and the opening of the next Trading Window (which will be two calendar days after the lodgement of the half year profit announcement with the ASX).
- Before any Director or member of the Group Executive deals in any Company Shares outside the Blackout Periods, they must discuss the proposed dealing with (and obtain approval from):
  - the Chairperson, in the case of Directors and the Group Executive; or
  - in the case of the Chairperson, a Director chosen by the Board for that purpose.

- Dealings for short-term gain and the use of forward contracts by any Director, member of the Group Executive or other employees are prohibited at any time unless prior approval is obtained from the Chairperson.
- Employees (including members of the Group Executive) are prohibited from entering into any arrangement (including options or derivative products) that may alter the economic benefit they may derive with respect to their participation in any unvested equity-based incentive award or grant.
- No Director or member of the Group Executive may enter into a margin loan or similar funding arrangement to acquire any Company Shares.

The Share Trading Policy is available on the Foster's website – www.fostersgroup.com

Corporate Sustainability

Foster's adopts an integrated approach to corporate sustainability. The Group is committed to continuously improving its business practices to maximise positive and minimise negative social, environmental and economic impacts. This enhances employee engagement and retention, supports corporate reputation, manages risk and protects the Company's social licence to operate.

The Group's annual Sustainability Report is available at www.fostersgroup.com. The Report provides details of the sustainability work undertaken at Foster's in the previous financial year.

Integrity in Financial Reporting

Chief Executive Officer and Chief Financial Officer Declaration

Each year the Chief Executive Officer and Chief Financial Officer provide a written declaration to the Board that the Company's financial records have been properly maintained, and that the Company's financial statements and notes give a true and fair view and comply with the accounting standards. In addition, this declaration also confirms that it is founded on a sound system of risk management and internal control which is operating effectively in all material respects in relation to financial reporting risks.

Audit Committee

The Audit Committee consists entirely of independent non-executive Directors. One of the Committee's members is also the Chairperson of the Risk and Compliance Committee. The Committee meets as required, at least four times per year – see page 12 for details. The Chairperson of the Board is not permitted to Chair this Committee.

The Committee's role is to assist the Board to independently verify and safeguard the integrity of the Company's financial reporting, and review and evaluate all material capital management, financing and treasury risk management proposals. The Committee's primary responsibilities are to:

- Assess whether the Company's external reporting is legally compliant, consistent with Committee members' information and knowledge, and suitable for shareholder needs;
- Assess the management processes supporting external reporting;
- Liaise with the external auditors and ensure that the annual statutory audit and half year review are conducted in an effective manner;
- Make recommendations for the appointment or removal of the external and the internal auditors;
- On an annual basis, assess the performance and independence of the external and internal auditors; and
- Monitor the coordination of the internal and external audits.

The lead external audit partner is required to rotate off the audit after a maximum of five years. The internal audit function may not be performed by the external auditors.

The Audit Committee has unlimited access to both internal and external auditors, to senior management and other employees of Foster's. At each meeting the Committee has the opportunity to meet with the external and internal auditors without management present.

Disclosure

Foster's is committed to providing timely, open and accurate information to all its stakeholders including shareholders, regulators and the investment community.

Foster's has a Disclosure Policy that sets out both the procedures in place to ensure compliance with its regulatory obligations and the expectations on all employees of the Company, including Directors and senior executives.

The Disclosure Policy is available on the Foster's website – www.fostersgroup.com

The Foster's website also contains recent ASX announcements, Annual Reports and financial report announcements, as well as relevant speeches and support material provided to the media and investment market.

Communication with Shareholders

Foster's Shareholder Communication Policy encourages and promotes effective communication with shareholders and effective participation at General Meetings. Foster's reviews how best to take advantage of technology to enhance shareholder communications and maintains an up-to-date website to complement the official release of information to the market.

The Shareholder Communication Policy is available on the Foster's website – www.fostersgroup.com

The external auditor attends the Annual General Meeting and is available to answer shareholder questions about:

- The conduct of the audit;
- The preparation and content of the auditor's report;
- The accounting policies adopted by the Company in relation to the preparation of the financial statements; and
- The independence of the auditor in relation to the conduct of the audit.

Risk Management

Risk Management Processes

The Board has approved a Risk and Assurance Framework and supporting processes to oversee and manage risk.

The Risk and Assurance Framework describes the risk and assurance systems to manage risk and the supporting management disciplines in place to bring these systems to life. It explains the philosophy and structure required to recognise business improvement opportunities through the management of risk. The Framework is action-oriented and requires people to focus on the right things, prepare effective action plans and to be held accountable for their actions.

The Framework acknowledges that all employees have a role in managing risk and in particular they are encouraged to report incidents, hazards and risks without fear. At Foster's the management of risk is not treated as a separate discrete function, but as an integrated ingredient in the way employees work.

A summary of the Risk and Assurance Framework is available on the Foster's website - www.fostersgroup.com

The processes to support the Framework are subject to constant review, and include:

- An enterprise-wide risk management system to enable the identification, management and reporting of risk throughout the business. The model is consistent with ASX guidelines for risk management and the standard on risk management AS/NZS4360. The system deals with risk at all levels, including strategic, operational, compliance and financial risks;
- A compliance program where executives are required to bring certain matters to the attention of Directors on a six monthly basis (or sooner where appropriate). The program requires specific executives to sign-off that all non-compliance with legal and regulatory obligations in their area of responsibility have been reported. The program covers all actual or potential non-compliance with legal or regulatory requirements, including anti-discrimination and sexual harassment, employee and industrial relations, environment and occupational health and safety. The Group takes its regulatory obligations seriously and looks to continuously improve its standard of compliance;
- A crisis and incident management system that facilitates the reporting of all incidents to management and the escalation of potentially serious issues that may affect the Group's operations, brands or corporate reputation, to more senior executives and appropriate corporate personnel. The system is designed to ensure that potentially critical issues are reported quickly and shared with the right people to enable the Group to implement an effective and timely response;
- Regular reports by management to Directors, both oral and written, that cover the financial standing, operating results and business risks of the Group;
- A Control Self Assessment process whereby relevant staff assess the effectiveness of the controls in the processes and systems they are responsible for administering in a fashion that assists the provision of the annual declaration referred to on page 13 of this Annual Report;
- A clearly defined organisation structure with approved authority limits;
- An annual budgeting and monthly reporting system for all business units, which enables progress against the strategy and annual plan to be monitored, trends to be evaluated and variances to be addressed;
- Procedures relating to capital expenditure, asset and liability management;
- Policies to manage the financial risks, including hedging foreign exchange exposures;
- An appropriate due diligence procedure for corporate acquisitions and disposals;
- A risk engineering program that is aimed at reducing the risk of damage to property and interruption to business activities; and
- A comprehensive Group-wide insurance program that includes a captive insurance company.

Risk and Compliance Committee

The Risk and Compliance Committee consists entirely of independent non-executive Directors.

One of its members is required to be the Chairperson of the Audit Committee. It meets as required, at least four times per year - see page 12 for details. The Chairperson of the Board is not permitted to Chair this Committee.

The Committee's role is to assist the Board to:

- Actively promote ethical and responsible decision-making;
- Ensure that the Company recognises legal and other obligations to all legitimate stakeholders;
- Establish a sound system of risk oversight and management and internal control; and
- Oversee the Company's systems and processes are properly controlled and functioning effectively.

Internal Audit

Internal audit monitors the internal control framework Group-wide. The Risk and Compliance Committee approves the annual internal audit plan with respect to operational aspects, reviews reports and agreed actions, and ensures that planned audit activities are aligned to business risks. The Audit Committee oversees the process with respect to financial aspects.

Remuneration

Human Resources Committee

The Human Resources Committee consists entirely of independent non-executive Directors and meets as required and at least three times per year - see page 12 for details.

The Committee's role is to assist the Board to independently ensure that the Company establishes appropriate Human Resources strategies and policies consistent with best practices and business requirements, and adopts and complies with remuneration policies that:

- Attract, retain and motivate high calibre executives and Directors so as to encourage enhanced performance of the Company;
- Are consistent with the human resource needs of the Company;
- Motivate management to pursue the long term growth and success of the Company within an appropriate control framework; and
- Demonstrate a clear relationship between executive performance and remuneration.

Remuneration Report

The Remuneration Report, which has been included in the Directors' Report, provides information on the Group's remuneration policies and payment details for Directors and senior executives.

Compliance with ASX guidelines

The ASX guidelines recommend that membership of Board Committees comprise at least three members, the majority of whom must be independent non-executive Directors. The Succession Committee and Human Resources Committee currently comprise two independent non-executive Directors. The roles of these Committees are primarily recommendatory in nature, meaning that the majority of matters considered by these Committees are referred to the full Board for approval. When coupled with the fact that the Foster's Board only includes six non-executive Directors, the current membership size of these Committees is considered appropriate by the Board.

During the reporting period, Foster's has been compliant with all other ASX guidelines.

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the year ended 30 June 2010.

Principal activities

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

Review of operations

The consolidated net loss of the Group, after income tax expense and minority interests, attributable to shareholders was $464.4 million in comparison to the previous corresponding period net profit of $438.3 million. Tax expense was $164.2 million, an increase of 5.1% on the previous corresponding period of $156.2 million. Net interest expense was $118.8 million, a decrease of 19.0% on the previous corresponding period $146.6 million.

Total consolidated Group net loss before minority interests was $463.4 million compared to previous corresponding period net profit before minority interests of $442.7 million. Net profit attributable to minority interests was $1.0 million compared with $4.4 million in the previous corresponding period.

A net material loss after tax of $1,162.7 million was recognised in the current period mainly attributable to wine impairment charges. In 2009 a net material loss after tax of $287.2 million was attributable to wine review impairment charges and business restructuring activity.

Management assess the financial performance of the wine operating divisions using EBITS measure, defined as EBIT adjusted for the impact of the agriculture accounting standard requirements (SGARA). EBITS was $1,108.7 million, a decrease of 4.8% on the previous corresponding period of $1,165.0 million. The SGARA loss pre material items was $18.0 million compared with the SGARA loss of $21.9 million in the previous corresponding period. Earnings before interest, tax and material items (EBIT) was $1,090.7 million compared to the previous corresponding period EBIT of $1,143.1 million.

The contribution from each operating division was as follows:

- Carlton & United Breweries EBIT was $904.1 million, an increase of 5.0% on the previous corresponding period of $860.7 million.
- Australian and New Zealand Wine EBITS was $75.8 million, an increase of 5.9% on the previous corresponding period of $71.6 million.
- Americas Wine EBITS was $107.4 million, a decrease of 32.6% on the previous corresponding period of $159.3 million.
- Europe, Middle East and Africa Wine EBITS was $15.0 million, a decrease of 67.0% on the previous corresponding period of $45.4 million.
- Asia Wine EBITS was $23.1 million, a decrease 16.9% on the previous corresponding period of $27.8 million.
- Rest of World Beer, Cider and Spirits EBIT was $18.0 million, a decrease of 26.8% on the previous corresponding period of $24.6 million.
- Corporate division costs before tax was $34.7 million, an increase of 42.2% on the previous corresponding period of $24.4 million.

Material items

The current period material item net loss before tax of $1,271.1 million ($1,162.7 million after tax) mainly comprised of the 2010 wine assets impairment of $1,291.6 million before tax ($1,192.6 million after tax), other assets write down of $8.3 million ($6.1 million after tax) and gain on release of provisions and other costs of $28.8 million before tax ($19.8 million after tax).

The previous corresponding period results included a material item net loss before tax of $397.6 million ($287.2 million after tax) comprised impairment charges on wine assets held for sale of $190.4 million before tax ($145.3 million after tax), other asset write-downs of $88.0 million ($59.3 million after tax) and provisions and other costs of $119.2 million before tax ($82.6 million after tax).

Material changes to state of affairs

In May 2010 the Board announced its intention to pursue a demerger of the Beer and Wine businesses, subject to a detailed evaluation of the issues, costs and benefits to Foster's shareholders and ongoing assessment of prevailing economic and capital market conditions.

Shares

Under the terms of the Long Term Incentive Plan (LTIP), Employee Share Grant Plan and the Employee Restricted Share Plan, fully paid shares were issued during the period.

Movement in the number of ordinary fully paid shares during the period were as follows:

	Number of Shares (million)
Balance at 1 July 2009	**1,927.8**
Employee Share Plans	2.6
Balance at 30 June 2010	**1,930.4**

The 2008/2009 final dividend of $294.0 million (15.25 cents per ordinary share) was paid on 6 October 2009. The 2009/2010 interim dividend of $231.6 million (12.0 cents per ordinary share) was paid on 1 April 2010. With respect to both dividends, no ordinary shares were issued pursuant to the dividend reinvestment plan as the entitlements to shares were satisfied by on-market purchases.

Dividend

As a result of the non-cash impairment charge, the timing and payment of dividends over the next 12 months is expected to change, although the total amount received by shareholders is anticipated to be broadly in line with previous years.

The Directors propose to put a resolution to the Annual General Meeting (AGM) on 26 October 2010 to amend Foster's constitution to reflect changes to the Corporations Act (the Act) that have changed the circumstances in which companies are able to pay dividends. The Act has been changed to remove the limitation that dividends only be paid out of profits and allow a dividend payment where a company's assets exceed its liabilities; it is fair and reasonable to shareholders as a whole; and does not materially prejudice the ability to pay creditors.

If the resolution is passed at the AGM the Directors shortly thereafter intend to declare a dividend that is anticipated to be broadly in line with the previous year's final dividend.

The total fully franked dividend for the year amounted to 12.00 cents per share.

Future developments

While the Company continues to meet its obligations in respect of continuous disclosure, further information beyond what is covered elsewhere in this report on likely developments, business strategies and prospects has not been included because, in the opinion of the Directors, such disclosure would unreasonably prejudice the interests of the Group.

Events subsequent to reporting date

On 21 July 2010 Treasury Wine Estates became the new identity for the Foster's global wine business. Treasury Wine Estates will be managed as four regional businesses in Australia and New Zealand, the Americas, Europe, Middle East & Africa and Asia.

Ms Christine Nixon has notified the Company of her intention to resign as a non-executive Director with effect from 31 August 2010.

The Directors approved a plan to implement a share sale facility for shareholders with an "unmarketable parcel" of shares (securities with a value less than $500).

Environmental regulation

Management of environmental issues is a core element of our operational strategy within the Group's businesses. The Group's operations have a number of inputs including barley, hops, sugars and wine grapes; water, energy and other processing materials; and glass bottles, aluminium cans and cardboard boxes. Our outputs including releases of wastes to sewers, natural waterways and land; and emissions to air as well as a range of licences, permits and internal policies and procedures governing operation.

The Group's operations are subject to a number of regulatory frameworks governing energy and water consumption, waste generation and greenhouse gas reporting.

Group policy is to ensure that all environmental laws and permit conditions are complied with. Compliance with these regulatory and operational programs has been incorporated into relevant business practices and processes.

The Group monitors its operations through a Health, Safety and Environment Management System, overlaid with a compliance system overseen by the Risk and Compliance Committee. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, and where required notified to the appropriate regulatory authority.

Under the compliance system, the Committee and the Board of Directors receive six monthly reports detailing matters involving non-compliance and potential non-compliance. These reports also detail the corrective actions that have been taken.

During the year under review the Group was not prosecuted for any breach of environmental regulations.

The Group is committed to not only complying with the various environmental laws to which its operations are subject, but also to achieving a high standard of environmental performance across all its operations. Further refinement to our internal reporting process now sees operations globally reporting environmental performance metrics through a common platform, with consistent and defined protocols. The Group's Australian operations successfully reported energy consumed and produced, and greenhouse gas emissions in accordance with the National Greenhouse and Energy Reporting (NGER) Act 2007 for the year ended 30 June 2009. The Group's environmental activities will be reported in the 2010 Sustainability Report, to be issued in October 2010.

Non-audit services and auditor independence

The Audit Committee has evaluated the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair its independence as auditor.

During the 2010 financial year remuneration to PricewaterhouseCoopers for non-audit services to the Group totalled $29,000 for accounting and taxation services (2009 $11,000 for accounting and taxation services).

The Board, on advice of the Audit Committee, is satisfied that the provision of these services is compatible with the general standard of independence for auditors imposed by the Corporations Act.

The Board is satisfied that the provision of those services did not compromise the auditor independence requirements on the basis that the services are consistent with the Committee's Charter for non-audit services that had previously been approved by the Board, coupled with the transitional arrangements (agreed by the Board) that are in place relating to taxation services.

The auditor's independence declaration is attached as part of this report.

Directors and Secretary

The members of the Board of Directors of Foster's Group Limited who held office during the year and up to the date of this report are as follows:

David A Crawford, AO

Ian D Johnston

M Lyndsey Cattermole, AM

Paul A Clinton

Christine Nixon (since 1 April 2010)

Max G Ould

Michael J Ullmer

Details of the qualifications, directorships of other listed companies including those held at any time in the three years immediately before the end of the financial year, experience and other responsibilities of the members of the Board as at the date of this report are set out below.

David A Crawford AO, B.Com., LLB, FCA, FCPA

Member of the Board since August 2001 and Chairman since November 2007. He is an independent Director.

Current directorships: BHP Billiton Limited (since May 1994) and Lend Lease Corporation Limited (since July 2001, Chairman since May 2003). Previous directorship: Westpac Banking Corporation (from May 2002 to December 2007).

Mr Crawford has extensive experience in risk management and business reorganisation having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Boards of Allens Arthur Robinson and Bank of America Merrill Lynch Australia.

Mr Crawford is the Chairperson of the Succession Committee and a member of the Human Resources Committee.

Ian D Johnston B.Com.

Member of the Board since September 2007. He is the Chief Executive Officer of the Company and is the only Executive Director on the Company's Board.

Current directorship: Goodman Fielder Limited (since May 2008).

Mr Johnston has extensive experience in the international food and beverage industry with Unilever in Australia, Canada and Europe and Cadbury Schweppes in Australia and the UK. Prior to his retirement in 2000, he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London. Since leaving Cadbury Schweppes, Mr Johnston has advised a broad group of private companies and was briefly a non-executive Director of Coles Group Limited in 2001.

Director	Board[1]		Audit		Human Resources		Risk & Compliance		Succession	
			Board Committees							
	A	B	A	B	A	B	A	B	A	B
M L Cattermole	14	14	4	4			4	4		
P A Clinton	14	14					3	4		
D A Crawford	14	14			5	5			2	2
I D Johnston	13	14								
C Nixon	3	3								
M G Ould	14	14	4	4	5	5			2	2
M J Ullmer	14	14	4	4			4	4		

Column A indicates the number of meetings attended during the period the Director was a member of the Board and/or Board Committee.
Column B indicates the number of meetings held during the period the Director was a member of the Board and/or Board Committee.

(1) Mr Johnston did not attend one Board Meeting as it related to his remuneration as CEO.

M Lyndsey Cattermole AM, B.Sc., FACS
Member of the Board since October 1999.
She is an independent Director.

Current directorship: Tattersall's Limited (since May 2005).

Mrs Cattermole has extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She has also held a number of significant appointments to government, hospital and research boards and committees.

Mrs Cattermole is the Chairperson of the Risk and Compliance Committee and a member of the Audit Committee.

Paul A Clinton Business Administration DipIT
Member of the Board since March 2008.
He is an independent Director.

Mr Clinton has extensive experience with distribution systems in the United States and Canada. From 1988 he held a number of senior roles with Diageo Group, and its predecessors, culminating in 2000 with his appointment as President and CEO of Diageo North America. Prior to his retirement in 2003, Mr Clinton also sat on the Board of Directors of the Distilled Spirits Council of the United States.

Mr Clinton is a member of the Risk and Compliance Committee.

Christine Nixon APM, BA, MPA (Harvard), FAIM, FIPAA
Member of the Board since April 2010.
She is an independent Director.

Ms Nixon has leadership and management experience and a strong community focus developed over a career in the NSW and Victorian Police forces. She became Victoria's first female Chief Commissioner in 2001 and was the Chair of the Victorian Bushfire Reconstruction and Recovery Authority. Ms Nixon is on the Advisory Board of the Allanah and Madeline Foundation, is a patron of Onside Soccer – Victorian Soccer Foundation Incorporation, Operation Newstart Victoria and the Phoenix Club Inc. and is a Member of the Victorian Bushfire Appeal Fund.

Ms Christine Nixon has notified the Company of her intention to resign as a non-executive Director with effect from 31 August 2010.

Max G Ould B.Ec.
Member of the Board since February 2004.
He is an independent Director.

Current directorships: AGL Energy Limited (since February 2006) and Goodman Fielder Limited (since November 2005, Chairman since September 2006). Previous directorships: Pacific Brands Limited (from February 2004 to October 2009).

Mr Ould has extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company.

Mr Ould is the Chairperson of the Human Resources Committee, and a member of the Succession Committee and the Audit Committee.

Michael J Ullmer B.Sc.(Maths) (Hons), FCA, SF Fin.
Member of the Board since July 2008.
He is an independent Director.

Current directorship: National Australia Bank (since October 2004).

Mr Ullmer has strategic, financial and management experience developed over a 30 year career in international banking and finance. He is a former Finance Director of the National Australia Bank and is now the Bank's Deputy Group Chief Executive Officer. From 1982 until 1992 Mr Ullmer worked with KPMG in London, the US and Australia and then joined Coopers and Lybrand to lead their Asia Pacific Financial Services Group. In 1997 he joined the Commonwealth Bank of Australia as Group Chief Financial Officer and then Group Executive with responsibility for Institutional and Business Banking.

Mr Ullmer is the Chairperson of the Audit Committee and a member of the Risk and Compliance Committee.

Company Secretary

Paul D. Conroy LLB (Hons), B Com
Mr Conroy has practised as a solicitor for law firms in Australia, Asia and the United Kingdom and has previously acted in senior management roles for Southcorp Limited in Australia and the United States. He is accountable to the Board through the Chairman on all governance matters.

Assistant Company Secretary

Robert K Dudfield B.Ec., CPA, ACIS
Mr Dudfield is the Assistant Company Secretary of Foster's Group Limited and the Company Secretary of a large number of its subsidiaries. Mr Dudfield has been an employee of the Group for more than 30 years.

Remuneration Report

The Remuneration Report, which comprises part of this Directors' Report, is presented separately on the following pages.

Options

In the financial year ended 30 June 2010 and up to the date of this report, no options were granted over unissued shares. Given the current use of the LTIP, the Company no longer intends to use options as part of its executive remuneration strategy. No options have been granted by the Company since 1998.

Details of LTIP grants made, in the financial year ended 30 June 2010 and up to the date of this report, to the Chief Executive Officer and five of the most highly remunerated executives of the Company, and of the maximum number of shares which may be issued under outstanding LTIP grants, are set out in section 8 of the Remuneration Report.

Indemnities and insurance

Rule 24 of the Company's Constitution provides that the Company will indemnify each officer against any liability incurred by that officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of that officer's duties to the extent permitted by law.

An officer for the purpose of this provision includes any person who is or has been a Director, Secretary or senior manager of the Company or the Company's subsidiaries, a person appointed as a trustee by, or acting as a trustee at the request of, the Company and such other persons as the Directors decide in each case.

The Company is a party to deeds of access, indemnity and insurance (Deeds) the benefit of which Directors of the Company are entitled. The executive officers of the Company and its subsidiaries are also entitled to the benefit of Deeds.

No amount has been paid pursuant to those indemnities in the year ended 30 June 2010 or since that date to the date of this report.

The Company's Constitution permits the Company, to the extent permitted by law, to make payments by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer. The Deeds also provide for payment of those insurance premiums in respect of the Directors and such officers. In accordance with normal commercial practices, under the terms of the insurance contracts, the details of the nature and extent of the liabilities insured against and the amount of premiums paid are confidential.

Rounding

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the Directors' Report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

Financial certification

The Chief Executive Officer and the Chief Financial Officer have provided to the Board a written declaration that the 2010 financial statements comply with accounting standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and give a true and fair view.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne 24 August 2010.



David A Crawford
Chairperson



Ian D Johnston
Chief Executive Officer

Auditor's Independence Declaration

As lead auditor for the audit of Foster's Group Limited for the year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Foster's Group Limited and the entities it controlled during the period.



Andrew Mill
Partner

24 August 2010

Liability limited by a scheme approved under Professional Standards Legislation.

Remuneration Report

Contents

Section 1. Overview

Table 1A, below, provides a summary of the most notable remuneration outcomes and changes from 2010. Further detail is provided in the body of the report.

Key changes for 2010 *Table 1A*

Non-executive Directors	
No market-based increases in Director fees for 2011	• Individual Directors last received an increase in fees on 1 January 2009. There is no plan to increase fees for the year ahead.
Fixed remuneration	
On average, Senior Executives will receive a 5.7% increase	• The CEO and other Senior Executives will, on average, receive a 5.7% increase, aligned to market remuneration levels. • In general, Senior Executives have not received an increase in fixed remuneration since 2008.
Short-term incentives	
Senior Executives did not receive any incentive payments for 2010	• The CEO and other Senior Executives participated in the Senior Management Short Term Incentive Plan. For the 2010 financial year, this plan did not meet the necessary hurdles and no payments were made.
Long-term incentives	
A new plan uses more controllable measures. Offers made in prior years partially vested.	• The long-term incentive plan was redesigned to focus long-term performance on absolute TSR, CUB EBITS and Wine ROCE. • Existing offers made from 2006 – 2008 vested to varying degrees, but in all cases it was less than the maximum possible vesting.
Termination and other payments	
New executive talent; exited executives receive payments in line with contracts (no more than 1 year's remuneration)	• During the year, there were three new Senior Executives appointed and four Senior Executives ceased employment. • All payments to Senior Executives that related to termination were consistent with contractual terms and within the equivalent of one year's worth of fixed remuneration.

Section 2. Board Human Resources Committee

The Human Resources Committee assists the Board to ensure the Company establishes remuneration strategies and policies aligned with best practice, that:

- attract, retain and motivate high calibre executives and Directors so as to encourage enhanced performance of the Company;
- are consistent with the needs of the Company;
- motivate management to pursue the long-term growth and success of the Company within an appropriate control framework; and
- demonstrate a clear relationship between executive performance and remuneration.

Section 3. Non-executive Directors' remuneration

Non-executive Directors are remunerated by way of base Board fees and committee fees. In addition, they receive an allowance for Foster's beverages and an allowance for any overseas travel taking more than 4 hours (in addition to any business related expenses that may be incurred in carrying out their duties). Non-executive Directors do not participate in the Company's incentive plans and do not receive retirement benefits other than the superannuation contributions disclosed in this report.

Non-executive Directors' fee structure

The Board determines the fees payable to non-executive Directors, taking into consideration advice from external consultants. The fees are consistent with those paid to non-executive Directors in comparable companies, while remaining within the fee limit of $2,000,000, approved by shareholders at the Annual General Meeting on 29 October 2008. There was no increase in individual Director fees in 2010 and there is no plan to increase individual Directors' fees for 2011.

Non-executive Directors elect how they wish to receive their total fees – i.e. as a combination of cash, superannuation contributions or charitable donations.

Table 3A details the fee structure that has applied to non-executive Directors since 1 January 2009.

Non-executive Directors' fees[1] *Table 3A*

Chairman:	$478,500	
Non-executive Director:	$159,500	
Audit Committee:	Chair: $39,875	Member: $23,925
Risk & Compliance Committee:	Chair: $19,938	Member: $15,950
Human Resources Committee:	Chair: $19,938	Member: $15,950[2]
Succession Committee:	Chair: $11,963[2]	Member: $7,975
Travel allowances:	Travelling time of between 4–12 hours: $2,500 (each way)	Travelling time of more than 12 hours: $5,000 (each way)

(1) Board fees are not paid to executive Directors as the responsibilities of Board membership are considered in determining the remuneration provided as part of their normal employment conditions.

(2) Not paid to David Crawford (Chairman does not receive committee fees).

Non-executive Directors' share purchases

Prior to 1 July 2009, non-executive Directors had applied at least 20 per cent of their base Board fees to purchase shares on-market under the Directors' Share Purchase Plan. The plan was amended once new laws were introduced on 1 July 2009 governing the taxation of share plans in Australia. Under the amended arrangements, share purchases can be facilitated through the Directors Share Purchase Plan on a post-tax basis, but the acquisition of shares in this manner is no longer mandated for each Director. Instead, the Board adopted new guidelines that request that non-executive Directors look to gain control over (or have a benefit in) shares in the Company that are worth at least the equivalent of one year's base fees. Any such holdings can be acquired in a manner of the Director's choosing (subject to the Company's Share Trading Policy), using personal funds, and will be undertaken with a view to meeting the guidelines over a reasonable period of time.

Section 4. Executive remuneration policy and structure

Remuneration policy

Remuneration policies and practices are benchmarked using information and advice from external, independent consultants. In general, the Company sets remuneration levels against major corporations (excluding resource and financial services companies) or, where there is sufficient market depth, fast moving consumer goods (FMCG) companies. Global subsets of these markets are also used to set remuneration levels for Senior Executives.

The Company's remuneration policy ensures that remuneration levels properly reflect the duties and responsibilities of executives. For fixed remuneration, the policy aims to deliver around market median. When taking into account variable (at risk) remuneration, the intention is to deliver around market median for target levels of performance. For superior performance, the Company aims to deliver rewards around the 75th percentile of benchmark companies. The Board also considers it important that key employees have ongoing share ownership in the Company. In the normal course, the Board has expected that over a period of five years executives should aim to acquire Foster's shares to the value of one year's remuneration (one and a half years in the case of the Chief Executive Officer).

Remuneration structure

Executives' remuneration is composed of the following elements:

- fixed remuneration – including salary, non-monetary benefits and superannuation;
- short-term incentives; and
- long-term incentives.

A detailed description of each of these elements is provided below.

Remuneration packages are structured to ensure that a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. Accordingly, the proportion of remuneration that is at risk (being the short- and long-term incentive elements) increases for more senior positions. The structure and relative proportion of each element is held as consistent as practicable on a global basis, with exceptions made to cater to markets where practice places greater emphasis on certain elements.

The following chart shows how remuneration is structured for executives and salaried employees:

Remuneration structure by level[1] *Chart 4.1*


100%
80%
60%
40%
20%
0%
CEO
Senior Executive[1,2]
Executive
Senior Management
Management
Other[3]
Fixed Remuneration
Target Short-Term Incentive (cash component)
Target Short-Term Incentive (restricted shares component)
Target Long-Term Incentive[4]

(1) *Amounts shown reflect typical weightings only, as some variations in regional remuneration structures exist.*

(2) *"Senior Executives" include all continuing Key Management Personnel excluding Directors.*

(3) *Other employees include Australian, non-management salaried employees and equivalents in other countries. Short-term incentive payment opportunities may differ slightly by country.*

(4) *Target long-term incentive opportunity reflects the market value, as determined at the time of offer, of shares offered for achieving target performance under the 2009 offer.*

Details of the actual remuneration for the Chief Executive Officer and nominated executives (being those executives whose remuneration arrangements are disclosed in accordance with AASB 124 'Related Party Disclosures' and the Corporations Act 2001) are shown in Section 7.

Fixed remuneration

Executives' fixed remuneration is either on a total remuneration basis (Australia) or, for those executives whose home country is not Australia, a base salary basis, where additional benefits are provided.

Australian executives

Fixed remuneration refers to total remuneration and includes any benefits that the executive has nominated to receive as part of his or her package. These may include motor vehicle leases, car parking and any additional superannuation contributions beyond that required by the Company. The balance comprises a cash salary and mandatory superannuation contributions.

Executives may also receive non-monetary benefits in addition to their stated total remuneration. These may include product allocations (such as wine, beer or other Foster's beverages), event tickets, other miscellaneous benefits, and Fringe Benefits Tax associated with such benefits.

Non-Australian executives

Fixed remuneration structures differ slightly depending on the country of origin, but outside Australia, the typical practice is to have a base salary plus a number of benefits consistent with market competitive practice. References to fixed remuneration in this report refer only to the base salary component in relation to non-Australian employees.

The level of fixed remuneration is generally set by reference to the market median and is determined by the scope of the role and the level of knowledge, skill and experience required of the individual.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year.

Short-term incentives

All executives participate in the Senior Management Short Term Incentive Plan (SM-STIP) that encourages executives to meet their individual performance targets, while supporting broader business objectives. Under the plan, each participant has a target opportunity, set as a percentage of fixed remuneration. For Senior Executives, this is 75 per cent, with one third of any payment delivered as shares.

Payments are calculated in accordance with a pre-determined scorecard of measures and performance standards, as illustrated in Table 4A below. Each measure is assessed independently to arrive at a payment. These are then aggregated to arrive at an overall payment, subject to an over-arching hurdle being met (Group EBITS for Senior Executives). In 2010, the Group EBITS hurdle was not met, and as a result no payments were made to Senior Executives.

Senior Management STIP structure

Table 4A

	Group Corporate roles (i.e. Chief Executive Officer, Chief Financial Officer)	Managing Director of a Business Unit (i.e. MDs of CUB, The Wine Business, Americas, EMEA)	Other senior Business Unit roles
A **hurdle** based on acceptable EBITS performance	EBITS hurdle measured at the Group level	EBITS hurdle measured at the Group level	EBITS hurdle measured at the Business Unit level
Group measures, such as ROCE, Net Sales Revenue and EBITS	Total weighting of 50%	Total weighting of 30%	Not applicable
Business Unit measures, such as EBITS, Cash Conversion, Net Sales Revenue, Volume, Market Share, Depletions	Not applicable	Total weighting of 40%	Total weighting of 50%
Individual priorities set in accordance with strategic imperatives and individual span of control	Total weighting of 50%	Total weighting of 30%	Total weighting of 50%

These arrangements are designed to provide maximum control and transparency over the determination of reward outcomes, whilst striking an appropriate balance between Group, business unit and individual priorities.

Long-term incentives

The Foster's Long Term Incentive Plan (LTIP) is designed to reward executives for delivering long-term shareholder returns. The plan was re-designed in late 2009 in order to improve the degree to which participants could influence the measures used in the plan.

Under the plan, participants may be entitled to be allocated shares in the Company if certain performance standards are met (and subject to continued employment). In the year ended 30 June 2010, offers were made to 24 executives. These participants are regarded as having the greatest influence over the underlying performance standards.

Offers made under the "new LTIP"

Under the new LTIP, performance standards differ depending upon the nature of an executive's role. An overview of the plan is presented in Table 4B below.

LTIP performance standards *Table 4B*

	CUB roles	Wine roles	Corporate roles	Performance standards	Explanation
Foster's absolute Total Shareholder Return (TSR)	50% weighting	50% weighting	50% weighting	Zero vesting at or below 6% compound annual growth rate over 3 years, scaling up proportionally to 100% vesting at 15% compound annual growth rate over 3 years.	Provides shareholder alignment without relying on a peer group. The main difficulty with peer groups has been identifying appropriately comparable constituent companies and convincing participants that relative performance against such companies is within their control.
EBITS (CUB business)	50% weighting	-	25% weighting	Zero vesting where the compound annual growth rate over 3 years is below historical performance, scaling up proportionally to 100% vesting where growth significantly outstrips the internal long-term plan.	Principal and well-understood measure for internal long-term planning purposes. This measure is within the control of participants and is considered appropriate for this business.
ROCE (global Wine businesses)	-	50% weighting	25% weighting	Zero vesting for marginal improvement over historic levels, scaling up to 100% vesting where compound returns achieve projected weighted average cost of capital.	Wine is a capital intensive business that requires global cooperation to maximise returns. This measure encourages growth and effective investment decisions with a view to achieving total wine category returns that match or exceed the weighted average cost of capital over the long-tem.

The new LTIP involves a shift away from relative TSR as the sole measure. Instead, the new arrangements focus on measures that are well understood by participants and are more within their control. In particular, relative TSR (which relies on a peer group) has become a less controllable measure during the share market volatility that has followed the Global Financial Crisis. The new measures are closely linked to long-term shareholder value and do not include relative TSR.

Previous offers made under LTIP

All previous LTIP offers measure TSR, relative to a number of peer companies. The peer group is split as follows:

- Peer Group 1 (Australian companies), comprising:
  - the top 20 to 30 companies by market capitalisation, listed on the ASX, excluding resource companies and foreign domiciled companies;
  - twenty other companies listed on the ASX in the Consumer Discretionary and Consumer Staple industry sectors.
- Peer Group 2 (international companies) comprising ten international alcoholic beverage companies.

Foster's performance is measured against Australian companies and, separately, international alcoholic beverage companies. This ensures the plan cannot fully vest if Foster's has outperformed all the Australian-based companies, but not performed adequately against international peers, and vice versa.

For the offer made to the CEO in October 2009 (i.e. prior to finalisation of the new LTIP design), the peer groups at the time of offer comprised the companies listed below:

Table 4C

Peer Group 1 – Australian companies

ABB Grain (since delisted)	David Jones	Sonic Healthcare
AGL Energy	Fairfax Media	St George Bank
AMP	Goodman Fielder	Stockland
APN News & Media	Goodman Group	Suncorp-Metway
Aristocrat Leisure	Harvey Norman Holdings	TABCORP Holdings
ASX	Insurance Australia Group	Tatts Group
Austar United Communications	JB Hi-Fi	Telstra
Australia & New Zealand Banking Group	Leighton Holdings	Ten Network Holdings
AXA Asia Pacific Holdings	Macquarie Group	Toll Holdings
Billabong International	Metcash	Transurban Group
Brambles	National Australia Bank	Wesfarmers
Coca-Cola Amatil	Navitas	West Australian Newspapers Holdings
Commonwealth Bank of Australia	Pacific Brands	Westfield Group
Computershare	Premier Investments	Westpac Banking Corporation
Consolidated Media Holdings	Qantas Airways	Woolworths
Crown	QBE Insurance Group	Wotif.com Holdings
CSL	Seven Network	

Table 4C

Peer Group 2 – International alcoholic beverage companies

Anheuser-Busch Companies Inc (since delisted)	Diageo	Pernod Ricard SA
Anheuser-Busch Inbev (formerly Inbev)	Heineken NV	SABMiller PLC
Brown-Forman	Kirin Holdings	
Constellation Brands	Molson Coors Brewing	

Full lists of the peer groups used for all offers are available on request.

For the 2007 and 2008 offers, the three-year performance period is split into three tranches measured over one, two and three years, and weighted 20 per cent, 20 per cent and 60 per cent respectively. To ensure a long-term focus is maintained, any share entitlements received by employees after one or two years will be subject to forfeiture, as described below. For each tranche, the two peer groups are equally weighted in determining the number of shares to be allocated. Allocations under each tranche and each peer group are independent of each other and may not be extended beyond their respective one, two or three year performance periods. Each allocation is determined in accordance with Table 4D, below:

Table 4D

TSR – percentile ranking	Percentage of maximum opportunity for a given Tranche/Peer Group
Below median	0
Median	50
Between median and 85th percentile	Sliding scale from 50 to 100
85th percentile or above	100

Cessation of employment

If, before the end of the applicable performance period, a participant ceases employment by reason of death, disability or other reason approved by the Board and the participant continues to satisfy any other relevant conditions imposed by the Board at the time of granting the award, the Board may determine, either at the time of cessation of employment or at the end of the Performance Period, in its discretion that a number of the participant's awards vest or all of the participants awards lapse or all of the participants awards lapse and a cash payment is made instead.

If, before the end of the applicable performance period, a participant ceases employment for any other reason, in general the participant will have no further entitlements under LTIP (and, in relation to the 2008 and 2009 offers will forfeit any shares allocated as a result of the satisfaction of the performance standards at the end of any performance period completed prior to the time of ceasing employment).

Operation of LTIP

The target value of an individual's LTIP opportunity is determined at the time of offer, and is set as a percentage of a participant's fixed remuneration. The percentage varies depending on the individual's role and for the 2009 offer was 75 per cent for the Chief Executive Officer and 45 per cent for Senior Executives. Under the new LTIP designed in late 2009, the number of shares in an individual's LTIP opportunity is based on the one-month average share price following the announcement of annual results. The Board relies on audited procedures using data from external providers to reach decisions regarding the distribution of shares under the LTIP.

Participation in the LTIP is governed by the terms of each offer, Company policy and the plan trust deed in Australia and plan rules in other countries. There are no restrictions on the transfer of shares under the LTIP following the expiry of the three-year performance period, other than those detailed in the Company's Share Trading Policy and for phantom deferred shares (explained below), which may only be released when employment ceases.

Regional variations of LTIP

Foster's conducts different versions of the LTIP in a number of jurisdictions, in order to reflect the legal requirements of the various countries in which the Company operates. All versions maintain the main features of the LTIP, including the requirement that performance standards are reached over the performance period in order for any shares to be allocated.

In order for the plan to operate similarly in the US as it does in Australia, tax residents of the US may receive restricted stock units in respect of performance periods ending after one or two years. These restricted stock units will convert into shares only after the expiry of the full three-year performance period. If, during this period, the employee resigns or otherwise leaves the Company in certain circumstances, the units will lapse. These circumstances include employees who leave the Company for cause or have failed to meet performance objectives. The restricted stock units are not shares and will not attract voting rights, however entitlements will increase to reflect any dividends paid on ordinary shares from the time they are allocated until they are converted into shares.

In the past, US participants of the LTIP could also elect, in advance of vesting, to allow a proportion of any vested entitlement to be granted as phantom deferred shares. At the conclusion of the nominated deferral period (which could not be more than 10 years), the Company allots ordinary Foster's shares to participants. Dividends are not payable on phantom deferred shares but, as with the performance rights, adjustments are made to holdings to reflect the amount an equivalent holding in ordinary shares would have increased, had dividends been reinvested. Similarly, holdings in phantom deferred shares are modified to reflect any capital adjustments.

Anti-hedging policy

In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the LTIP or any other share-based incentive plans. LTIP awards will lapse where this policy is breached.

Restricted Share Plan

Foster's Restricted Share Plan was approved by shareholders at the 2007 Annual General Meeting. Under the plan, the Company requires that a proportion of bonuses paid to certain employees be received in the form of shares. The most recent bonuses paid to Senior Executives were in 2009; these shares were bought on-market and are subject to forfeiture if the Senior Executive resigns from the Company or otherwise leaves employment in certain circumstances during a two-year restriction period. These circumstances include employees who leave the Company for cause or who have failed to meet performance objectives.

The plan also facilitates offers by the Board on special terms, tied to the employee remaining with the Company for specified periods and/or the achievement of special performance standards. These provisions may be used by the Directors on a non-recurrent basis to create incentives to attract and retain the best possible management talent for Foster's where the existing share plans may not be sufficiently flexible for this purpose. A small number of such offers are likely to be made to targeted executives in the year commencing 1 July 2010, to underpin retention in the lead-up to the proposed demerger.

Foster's conducts different versions of the Restricted Share Plan in countries outside Australia in order to reflect the legal requirements of the various countries in which the Company operates. All versions maintain the main features of the plan.

Performance of Foster's

Chart 4.2 shows the link between the Company's EBITS and payments made to Senior Executives under the SM-STIP. Foster's takes seriously the need to maintain a meaningful link between performance and rewards, and this is evident in the modest payments made in the last few years. Note, however, that a number of measures in addition to EBITS are used in the determination of SM-STIP payments.

Foster's EBITS versus Senior Management STIP payments

Chart 4.2



35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
EBITS[1] growth
2006
2007
2008
2009
2010
Financial Year
200%
150%
100%
50%
0%
STIP as % of target[2]
Normalised EBITS growth (LHS)
SM-STIP payout (RHS)

(1) EBITS is calculated on a pre significants and agricultural assets basis.
(2) Average STIP payments made to Senior Executives as a percentage of target (including deferred components).

Table 4E summarises the performance of the Foster's LTIP for all offers that have lapsed, vested or been active over the past year. An explanation of the link between Total Shareholder Return and the benefits delivered under the Company's LTIP is provided on pages 18–20.

Foster's relative TSR performance

Table 4E

LTIP Offer[1,2]	Performance period	Foster's TSR[3]	Median TSR[3] of peer group	Foster's Performance Ranking[4]	Result
2006					
PG1	01 Sep 06	9%	-21.5%	79th percentile	Vested (91% of maximum)
PG2	– 31 Aug 09	9%	8.5%	56th percentile	Vested (59% of maximum)
2007					
PG1	01 Sep 07	0%	-25%	74th percentile	Active (7.9% vested so far)[5]
PG2	– 31 Aug 10	0%	1%	38th percentile	Active (15% vested so far)[5]
2008					
PG1	01 Sep 08	18%	3%	80th percentile	Active (9.4% vested so far)[6]
PG2	– 31 Aug 11	18%	15%	63rd percentile	Active (9.0% vested so far)[6]
2009					
PG1	01 Sep 09	9%	15%[7]	29th percentile[7]	Active (nil vested so far)
PG2	– 31 Aug 12	9%	30%[7]	22nd percentile[7]	Active (nil vested so far)

(1) PG 1 refers to the Peer Group of Australian listed companies.
(2) PG 2 refers to the Peer Group of international beverage companies.
(3) TSR is calculated from the start of the relevant performance period up until the date of vesting (where applicable). For active offers, TSR is calculated as at 30 June 2010.
(4) Foster's TSR expressed as a percentile versus respective peer group, as at the date of vesting (where applicable). For active offers, the percentile is determined as at 30 June 2010. Vesting occurs at or above 50th percentile.
(5) The one-year and two-year tranches of the 2007 offer represented a combined total of 40% of the total 2007 offer. Based on Foster's TSR performance against the two peer groups over these periods, 22.9% of the total offer has already vested and 17.1% has lapsed. Shares allocated at this point remain subject to ongoing forfeiture conditions until September 2010 (refer to page 20 for details of forfeiture conditions).
(6) The one-year tranche of the 2008 offer represented a total of 20% of the total 2008 offer. Based on Foster's TSR performance against the two peer groups over this period, 18.4% of the total offer has already vested and 1.6% has lapsed. Shares allocated at this point remain subject to ongoing forfeiture conditions until September 2011 (refer to page 20 for details of forfeiture conditions).
(7) For the 2009 offer, peer group performance is only applicable to the CEO offer.

Review of remuneration and performance

The Board approves the remuneration levels of the Chief Executive Officer and other Senior Executives, taking into account levels that apply to similar positions in comparable companies, as well as the performance of the Chief Executive Officer and Senior Executives.

The Chairman and the Board evaluate the Chief Executive Officer's performance. The Chief Executive Officer evaluates the performance of the Senior Executives, in conjunction with the Human Resources Committee, using the Company's Individual Performance Management program. The general terms and conditions of all remuneration programs are reviewed annually to ensure they continue to achieve the aims of the Company's remuneration policy.

Section 5. Chief Executive Officer's remuneration

This section details the remuneration arrangements for Ian Johnston. Contractual terms are outlined in Section 6. The nature and amount of each element of remuneration is outlined in Section 7.

Fixed remuneration

Ian's fixed remuneration comprises cash, superannuation and shares that he has elected to receive as part of his package under the Directors' Share Purchase Plan. Ian can nominate to change the mix of cash, shares and superannuation according to his preferences, but the total amount must remain within the fixed remuneration set for him by the Board. All shares acquired have been under the amended form of the Directors' Share Purchase Plan which, since 1 July 2009, has been available to facilitate purchase of shares on an after-tax basis.

For the forthcoming year, the Board has approved an increase in Ian's fixed remuneration from $1,800,000 to $1,900,000 per annum, effective 1 September 2010. This represents an increase of 5.6 per cent and is the first increase since Ian's appointment on 21 July 2008.

Short-term incentives

Ian participates in the same Senior Management Short Term Incentive Plan as other executives, as described in Section 4. Ian's target opportunity under the plan is 75 per cent of fixed remuneration, and his maximum opportunity is 150 per cent of fixed remuneration.

As described in section 4, payments are subject to a hurdle requirement that an acceptable level of Group EBITS be achieved. Payments, if any, are then determined as follows:

- 50% is based on the Company's performance against key financial targets, including EBITS, Net Sales Revenue, and ROCE.
- 50% is based on an assessment of Ian's performance against objectives agreed with the Board.

Consistent with other Senior Executives, no payments have been made under this plan in relation to the year ended 30 June 2010, due to the EBITS hurdle not being met.

Under certain forms of termination, Ian is entitled to a portion of his incentive opportunity, calculated by reference to the portion of the financial year worked and having regard to performance against the agreed criteria. These circumstances include ceasing to be the most senior executive within Foster's, Foster's ceasing to be listed on the ASX, or a material diminution of his status or responsibility.

Long-term incentives

Ian participates in the Foster's Long-term Incentive Plan, as described in Section 4. His 2008 and 2009 offers were approved by shareholders at the 2009 Annual General Meeting, while his 2010 offer remains subject to approval at the 2010 Annual General Meeting. The three offers are structured as follows:

Table 5

	Target Performance	Maximum Performance	Performance Period
2008 offer	171,500 shares (representing 50 per cent of fixed remuneration), to be allocated where Foster's performance is ranked median of both peer groups.	343,000 shares (representing 100 per cent of fixed remuneration), to be payable where Foster's performance is ranked at or exceeds the 85th percentile of both peer groups.	The performance period for this offer began on 1 September 2008 and is tested progressively in three tranches after one, two and three years.
2009 offer	257,700 shares, (representing 75 per cent of fixed remuneration), to be allocated where Foster's performance is ranked median of both peer groups.	515,400 shares (representing 150 per cent of fixed remuneration), to be payable where Foster's performance is ranked at or exceeds the 85th percentile of both peer groups.	The three-year performance period for this offer started on 1 September 2009 and ends 31 August 2012. There is no progressive vesting.
Proposed 2010 offer	243,850 shares, (representing 75 per cent of fixed remuneration), to be allocated where Foster's achieves the target performance standards for absolute TSR, CUB EBITS and Wine ROCE.	487,700 shares, (representing 150 per cent of fixed remuneration), to be allocated where Foster's achieves the maximum performance standards for absolute TSR, CUB EBITS and Wine ROCE.	A three year performance period applies for all measures. There is no progressive vesting.

In addition to the contractual terms outlined in Table 6A, in the event that Ian ceases employment with the Foster's Group before the end of the applicable performance periods under LTIP, due to redundancy, ill health, death or in circumstances acceptable to the Board:

- Ian will be entitled to any shares allocated as a result of the satisfaction of the performance standard at the end of any of the completed performance periods; and
- the Board has indicated that, should such circumstances arise, it intends to exercise its discretion and award Ian a cash payment in relation to the performance period(s) which have not yet elapsed having regard to the degree to which performance standards have been achieved. For the 2010 offer, any such payment would also be adjusted to reflect the proportion of the performance period that was worked.

If Ian ceases employment before the end of the performance period due to resignation, termination for cause, termination for performance reasons or in other circumstances not acceptable to the Board, Ian will forfeit any shares already allocated under the plan and will have no further entitlement under LTIP.

Other equity plans

Ian elected to participate in the amended Directors' Share Purchase Plan, as explained in Section 3. Under this plan, 133,210 shares were purchased on-market at $5.62 on 1 October 2009, using after-tax funds he would otherwise have received as cash as part of his 2009 and 2010 fixed remuneration, and his 2009 bonus. Of these shares, 14,280 related to earnings for the year ended 30 June 2010.

Other terms

In certain special circumstances (not necessarily involving termination), Ian will be entitled to a payment equal to 52 weeks total remuneration. These special circumstances include ceasing to be the most senior executive within Foster's, Foster's ceasing to be listed on the ASX, or a material diminution of his status or responsibility.

Section 6. Nominated executives' contract terms

A summary of the key terms of employment contracts for nominated executives is outlined overleaf. For executives whose home country is Australia, fixed remuneration consists of cash salary, mandatory employer superannuation contributions and packaged benefits. There is no fixed term for nominated executive contracts. Participation in SM-STIP is at the Board's discretion. The target opportunity for Senior Executives is 75 per cent of fixed remuneration, with one third of any payments to be delivered as Restricted Shares. Shares allocated as part of SM-STIP are subject to forfeiture if an employee resigns or otherwise leaves employment in certain circumstances during the two-year restriction period. These circumstances include employees who leave the Company for cause or have failed to meet performance objectives.

Participation in the LTIP is also at the Board's discretion. Offers made to Senior Executives during the year provided for share allocations at target performance equivalent to 45 per cent of fixed remuneration (75 per cent for the Chief Executive Officer). Participants who cease employment before the conclusion of a performance period may receive a cash payment at the end of the 3-year performance period if the circumstances in which they have terminated are considered acceptable to the Board. Such circumstances do not generally include resignation, termination for cause or termination for performance reasons. Cash payments in these instances reflect the time which has elapsed between the offer and termination, the allocation schedule and the degree to which the performance standards have been achieved. If there is a change in control of Foster's, offers may lapse and the Board has discretion to make a cash payment to a participant in relation to offers or tranches that have not yet reached the end of their performance period.

Foster's may terminate service agreements immediately for cause, in which case the executive is not entitled to any payment other than the value of fixed remuneration up to the termination date. Details of severance payments made to nominated executives during the year are set out in Section 6.

In all cases, the executive is entitled to any accrued leave entitlements up to termination date.

Summary of the key terms of employment contracts for nominated executives — Table 6A

	Resignation	Termination by Foster's (without cause)	Redundancy[1]	Death or total and permanent disablement
ID Johnston	13 weeks' notice	13 weeks' notice	Payment equal to one year's total remuneration plus a bonus payment taking into account performance against objectives and the portion of the year completed at the time of termination	Payment equal to one year's total remuneration
S Brauer MP Brooks[2] AJ Leyden AR McKay SM Smith[3] A Stevens[4]	Three months' notice	Four weeks' notice plus a severance payment of 48 weeks' total remuneration	Four weeks' notice plus a severance payment of 48 weeks' total remuneration	Payment equal to one year's total remuneration
DCM Dearie P Conroy J Pollaers	Three months' notice	12 Months' notice	Payment equal to one year's total remuneration	Payment in lieu of 12 months' notice
MM Hudson[5]	Three months' notice. Severance payment of one year's total remuneration	Four weeks' notice plus one year's total remuneration severance payment and pro-rata short-term incentive amount	Payment equal to one year's total remuneration and pro-rata short-term incentive amount	Payment equal to one year's total remuneration and pro-rata short-term incentive amount
PR Jackson	Six months' notice	12 months' notice	12 months' notice	Not applicable
AN Davie	13 weeks' notice	Four weeks' notice plus a severance payment of 22 weeks' total remuneration	Four weeks' notice plus a severance payment of 48 weeks total remuneration	A payment equal to 26 weeks total remuneration

(1) For Ian Johnston, redundancy includes ceasing to be the most senior executive within Foster's; Foster's ceasing to be listed on the ASX, or a material diminution of his status or responsibility.
(2) MP Brooks ceased employment on the basis of redundancy effective 30 September 2009.
(3) SM Smith separated without cause effective 30 April 2010.
(4) A Stevens resigned effective 21 December 2009.
(5) MM Hudson separated without cause effective 3 July 2009.

Section 7. Remuneration of Directors and nominated executives

Details of the nature and amount of each element of the remuneration of each of the Directors and nominated executives are outlined in the following table. All amounts are in Australian dollars and relate only to that portion of the year in which the person occupied the role. Nominated executives, as referred to in this report, are:

- Executive Directors (being the Chief Executive Officer);
- Other Key Management Personnel (being those other persons having authority and responsibility for planning, directing and controlling the activities of the entity); and
- Former Key Management Personnel (being those persons who, at the date of this report, had previously held a position as Key Management Personnel during the year ended 30 June 2010).
- Those executives whose remuneration received during the year was within the five highest amounts.

A listing of all employees who were KMP during the year, up until the date of signing the report is presented in Table 7A below.

7A. Key Management Personnel (KMP)

Key Management Personnel (KMP) *Table 7A*

Name	Title whilst KMP	Period KMP (if less than full year)
DA Crawford	Chairman	
ML Cattermole	Non-executive Director	
PA Clinton	Non-executive Director	
C Nixon	Non-executive Director	Appointed 1 April 2010
MG Ould	Non-executive Director	
MJ Ullmer	Non-executive Director	
ID Johnston	Chief Executive Officer	
S Brauer	Managing Director, Foster's Americas	
MP Brooks	Chief Supply Officer	Until 30 September 2009
P Conroy	Chief Legal Officer and Company Secretary	Appointed 1 October 2009
DCM Dearie	Managing Director, The Wine Business	Appointed 21 July 2009
MM Hudson	Chief Legal Officer and Company Secretary	Until 3 July 2009
PR Jackson	Managing Director, Foster's EMEA	
AJ Leyden	Chief Information Officer	
AR McKay	Chief Financial Officer	
J Pollaers	Managing Director, CUB	Appointed 7 April 2010
SM Smith	Chief Human Resources Officer	Until 30 April 2010
A Stevens	Managing Director Carlton & United Breweries	Until 21 December 2009
B Williams	Chief Human Resources Officer	Appointed 26 July 2010

Remuneration Report continued

7B. Remuneration of Directors and nominated executives

Remuneration of Directors and nominated executives

		Cash salary/fees[1]	Leave accrual[2]	Non-monetary benefits[3]	Committee fees
		$	$	$	$
Non-Executive Directors[12]					
DA Crawford	**2010**	464,039	-	5,168	-
Chairman	2009	350,580	-	4,923	-
ML Cattermole	**2010**	159,500	-	5,168	43,863
Non-executive Director	2009	113,250	-	6,008	41,869
PA Clinton[13]	**2010**	157,107	-	5,168	15,711
Non-executive Director	2009	161,118	-	6,826	16,109
C Nixon[14]	**2010**	36,583	-	5,168	-
Non-executive Director	2009	-	-	-	-
MG Ould	**2010**	145,039	-	5,168	51,838
Non-executive Director	2009	89,818	-	6,174	49,481
MJ Ullmer	**2010**	145,039	-	1,333	55,825
Non-executive Director	2009	112,776	-	5,273	43,621
Executive Director					
ID Johnston[15]	**2010**	1,763,050	66,860	6,556	-
Chief Executive Officer	2009	1,258,456	161,687	14,146	-
Sub-total of Directors	**2010**	2,870,357	66,860	33,729	167,237
	2009	2,085,998	161,687	43,350	151,080
Other Key Management Personnel					
S Brauer	**2010**	478,476	4,708	210,612	-
Managing Director, Foster's Americas	2009	96,792	11,230	33,597	-
P Conroy[16]	**2010**	282,984	30,430	3,165	-
Chief Legal Officer & Company Secretary	2009	-	-	-	-
DCM Dearie[17]	**2010**	639,190	20,056	79,125	-
Managing Director, The Wine Business	2009	-	-	-	-
PR Jackson	**2010**	424,726	763	3,918	-
Managing Director, Foster's EMEA	2009	437,322	4,260	-	-
AJ Leyden	**2010**	388,668	7,572	44,961	-
Chief Information Officer	2009	97,176	(3,495)	11,343	-
AR McKay	**2010**	595,083	14,047	30,944	-
Chief Financial Officer	2009	556,983	(6,671)	30,943	-
J Pollaers[18]	**2010**	170,313	16,410	66,587	-
Managing Director, CUB	2009	-	-	-	-
Sub-total of other Key Management Personnel	**2010**	2,979,440	93,986	439,312	-
	2009	1,188,273	5,324	75,883	-
Former Key Management Personnel					
MP Brooks[19]	**2010**	85,333	(9,442)	1,518	-
Chief Supply Officer	2009	435,008	53,374	10,082	-
MM Hudson[20]	**2010**	6,246	(11,994)	31	-
Chief Legal Officer & Company Secretary	2009	529,256	1,675	4,220	-
SM Smith[21]	**2010**	329,311	(38,284)	3,517	-
Chief Human Resources Officer	2009	396,320	10,478	4,220	-
A Stevens[22]	**2010**	364,124	(8,449)	3,950	-
Managing Director, Carlton & United Breweries	2009	287,944	27,531	74,752	-
TOTAL – Directors and Key Management Personnel[23]	**2010**	**6,634,811**	**92,677**	**482,057**	**167,237**
	2009	**4,922,799**	**260,069**	**212,507**	**151,080**
AN Davie[24]	**2010**	398,332	(8,585)	238,608	-
Managing Director, Asia					

Table 7B

Short-term benefits		Share-based payment			Post-employment benefits		
Total cash bonus[4]	Other payments[5]	Total amortisation value of LTIP[6,7,8]	Other equity[9]	Shares purchased in lieu of cash salary/fees[10]	Superannuation contributions	Other[11]	Total
$	$	$	$	$	$	$	$
-	-	-	-	-	14,461	-	483,668
-	12,500	-	-	67,425	38,745	-	474,173
-	-	-	-	-	-	-	208,531
-	12,500	-	-	39,000	-	-	212,626
-	89,202	-	-	-	18,095	-	285,283
-	123,281	-	-	-	21,418	-	328,752
-	-	-	-	-	3,292	-	45,043
-	-	-	-	-	-	-	-
-	-	-	-	-	14,461	-	216,506
-	10,000	-	-	44,950	17,482	-	217,905
-	-	-	-	-	14,461	-	216,658
-	10,000	-	-	22,475	16,999	-	211,144
-	-	806,482	-	-	36,950	-	2,679,898
1,049,250	-	311,682	-	373,609	86,139	-	3,254,969
-	89,202	806,482	-	-	101,720	-	4,135,587
1,049,250	168,281	311,682	-	547,459	180,783	-	4,699,570
-	117,654	26,357	-	-	8,327	-	846,134
-	-	-	-	-	5,269	-	146,888
-	-	27,133	-	-	25,469	-	369,181
-	-	-	-	-	-	-	-
-	15,888	32,423	-	-	-	-	786,682
-	-	-	-	-	-	-	-
-	-	175,908	998	-	82,123	-	688,436
-	-	230,348	1,000	-	60,584	-	652,669
-	-	116,860	33,333	-	34,980	-	626,374
55,662	-	56,120	34,801	-	8,746	-	260,353
-	-	240,147	-	-	53,529	-	933,750
176,378	-	314,699	28,958	-	50,000	-	1,151,289
-	15,000	-	18,906	-	16,678	-	303,894
-	-	-	-	-	-	-	-
-	148,542	618,828	53,237	-	221,106	-	4,554,452
232,040	-	601,167	64,759	-	124,599	-	2,292,045
-	-	(586,509)	-	-	50,003	545,025	85,928
108,263	-	366,413	17,774	-	100,000	-	1,090,914
-	-	-	-	-	562	530,000	524,845
114,537	-	(1,455,464)	18,805	-	92,064	630,000	(64,907)
-	-	(324,473)	-	-	42,609	415,384	428,064
42,738	-	209,231	7,017	-	50,000	-	720,004
-	-	-	(36,438)	-	34,788	226,954	584,929
-	200,000	-	36,438	-	25,915	-	652,581
-	**237,744**	**514,328**	**16,799**	**-**	**450,788**	**1,717,363**	**10,313,804**
1,546,828	**368,281**	**33,029**	**144,793**	**547,459**	**573,361**	**630,000**	**9,390,206**
205,000	19,500	95,105	-	-	36,741	-	984,701

7B. Remuneration of Directors and nominated executives continued

(1) For the Non-executive Directors and Chief Executive Officer these values include post-tax amounts directed to the purchase of shares under the Directors' Share Purchase Plan.

(2) Leave accrual includes any net changes in the balance of annual leave and long service leave (i.e. leave entitlements that accrued during the year but were not used). It excludes any amounts paid out on termination. Negative amounts indicate leave taken in excess of annual entitlement, by drawing down entitlements from previous years.

(3) Includes motor vehicles, car parking, event tickets, the value of interest incurred by the Company on outstanding interest-free loans for shares held under the Foster's Employee Share and Option Plan (under which the last offer was made in 2003), relocation costs, product allocations such as wine, beer and other Foster's beverages, and Fringe Benefits Tax where applicable.

(4) Total Cash Bonus is the cash amount to be paid (if any) under Foster's Senior Management Short Term Incentive Plan (SM STIP).

(5) For Non-Executive Directors, other payments include travel allowances. For David Dearie, John Pollaers and Anthony Davie this represents a cash payment to cover relocation expenses. For Stephen Brauer this value represents a cash payment which will be made in F11 to assist with his relocation to California.

(6) Amortisation value is determined in accordance with AASB 2 'Share-based Payment' and includes a proportion of the fair value of all outstanding offers that at the start of the year, or which were offered during the year. The fair value is determined as at the offer date and is apportioned on a straight-line basis across the expected vesting period (being three years). Refer to Tables 8B, 8C, 8D and 8E for details.

(7) Amortisation value of LTIP as a percentage of total remuneration was as follows: I Johnston 30 per cent, S Brauer 5 per cent, P Conroy 7 per cent, D Dearie 4 per cent, P Jackson 27 per cent, A Leyden 18 per cent, A McKay 26 per cent, J Pollaers 0 per cent.

(8) The amortisation value of LTIP includes the reversal of prior year expenses to reflect the forfeiture of LTIP following cessation of employment.

(9) Includes shares acquired under the Restricted Share Plan or Employee Share Grant Plan. Refer to Table 8A for details.

(10) Includes fees used to purchase shares on a pre-tax basis under the Directors' Share Purchase Plan.

(11) In September 2009, 3 months following his cessation of employment, Mr Hudson received a cash payment of $530,000, being the pro rated value of his 2006 LTIP offer had he been able to continue participation through until vesting.

(12) Amounts disclosed for Directors' remuneration exclude insurance premiums paid by the Company in respect of Directors' and officers' liability insurance contracts, as no reasonable basis for allocation can be determined.

(13) Payments for P Clinton are made in Canadian dollars using exchange rates set at the date of his appointment. For services performed in Australia, Mr Clinton receives statutory Australian superannuation contributions in addition to the standard fees listed in Table 3A.

(14) Amounts reported for C Nixon are for the period 1 April 2010 to 30 June 2010.

(15) I Johnston elected to have $50,000 per month of his total remuneration for July, August and September, allocated to purchasing shares under the Directors' Share Purchase Plan. As shares were purchased on a post-tax basis, amounts are reflected as cash salary.

(16) Amounts reported for P Conroy are for the period 1 October 2009 to 30 June 2010 reflecting his appointment to the Foster's Group Executive effective 1 October 2010. Prior to this date he held the position of Acting Company Secretary.

(17) Amounts reported for DCM Dearie are for the period 21 July 2009 to 30 June 2010. Non-monetary benefits include relocation costs incurred on commencing with the Company.

(18) Amounts reported for J Pollaers are for the period 7 April 2010 to 30 June 2010. On his commencement with the Company, Mr Pollaers received an allocation of $300,000 worth of shares restricted for three years (refer "Other Equity" for FY10 amortisation value and table 8A for details). Non-monetary benefits relate to relocation costs incurred on commencing with the Company.

(19) MP Brooks ceased employment on the basis of redundancy effective 30 September 2009.

(20) M Hudson ceased employment on 3 July 2009. Severance of one year's total remuneration was paid in accordance with his contract and reported in 2009.

(21) SM Smith ceased employment without cause effective 30 April 2010. Severance of 48 weeks' Total Remuneration was paid on termination.

(22) A Stevens resigned effective 21 December 2009. On termination he received 13 weeks remuneration in lieu of notice and a cash payment of $32,000 for relocation costs.

(23) The aggregate total remuneration disclosed for all nominated executives in the 2009 Annual Report was $15,055,441, with the difference being due to changes in the nominated executives listed.

(24) The remuneration for AN Davie is included, as required by the Corporations Act 2001, on the basis that his remuneration was one of the 5 highest for the year. Mr Davie does not meet the definition of a KMP.

7C. Summary of 2010 actual remuneration (nominated executives)

For the nominated executives, Table 7C illustrates the proportion of fixed and at-risk remuneration for the year ended 30 June 2010, shown as a percentage of actual aggregate remuneration.

Summary of 2010 actual remuneration (nominated executives) *Table 7C*

	Fixed Remuneration[1]	At Risk - Short Term Incentive[2]	At Risk - Long Term Incentive[3]
Executive Director			
ID Johnston	70%	0%	30%
Other Key Management Personnel			
S Brauer	97%	0%	3%
P Conroy	93%	0%	7%
DCM Dearie	96%	0%	4%
PR Jackson	73%	0%	27%
AJ Leyden	71%	0%	29%
AR McKay	72%	0%	28%
J Pollaers	88%	0%	12%
Former Key Management Personnel			
MP Brooks	100%	-	-
MM Hudson	100%	-	-
SM Smith	100%	-	-
A Stevens	100%	-	-
AN Davie	71%	20%	9%

(1) *Fixed remuneration includes value of cash salary, leave accruals, non-monetary benefits, and superannuation contributions as stated in Section 7 (but excluding termination payments).*

(2) *Short Term Incentives include cash payments made under the Senior Management Short Term Incentive Plan. Total SM STIP paid to AN Davies as a percentage of his target 2010 STIP was 76 per cent (24 per cent was forfeited). For all other KMPs, 100% of all opportunities was forfeited.*

(3) *Long Term Incentives include the amortised value of available offers under the Long Term Incentive Plan plus the amortised value of deferred shares awarded under the Restricted Share Plan.*

Section 8. Equity instruments relating to Directors and nominated executives

8A. Shareholdings of Directors and nominated executives[1]

Shareholdings of Directors and nominated executives[1]

		Balance of shares as start of year	Shares acquired during the year as part of remuneration
Non-executive Directors			
DA Crawford	**2010**	52,890	-
	2009	35,250	15,938
ML Cattermole	**2010**	183,678	1,665
	2009	175,918	9,294
PA Clinton	**2010**	3,206	867
	2009	-	3,206
C Nixon	**2010**	-	-
	2009	-	-
M G Ould	**2010**	73,497	-
	2009	59,976	10,625
MJ Ullmer	**2010**	4,016	-
	2009	-	4,016
Executive Director (Chief Executive Officer)			
ID Johnston	**2010**	79,821	133,210
	2009	10,187	69,142
Other Key Management Personnel			
S Brauer	**2010**	-	-
	2009	-	-
P Conroy	**2010**	13,680	4,430
	2009	-	-
DCM Dearie	**2010**	-	-
	2009	-	-
PR Jackson[5]	**2010**	5,156	3,632
	2009	5,130	-
AJ Leyden	**2010**	29,102	4,821
	2009	18,114	18,377
AR McKay	**2010**	43,923	15,276
	2009	673	-
J Pollaers	**2010**	2,894	54,513
	2009	-	-
Former Key Management Personnel			
MP Brooks	**2010**	87,043	-
	2009	47,773	-
MM Hudson	**2010**	68,886	-
	2009	62,066	-
SM Smith	**2010**	29,992	3,701
	2009	493	-
A Stevens[6]	**2010**	54,129	-
	2009	-	54,129
AN Davie	**2010**	75,062	-

(1) Includes directly held ordinary and phantom deferred shares, nominally held shares, and shares held by related parties of the individual.

(2) Includes shares granted under the Restricted Share Plan and Directors' Share Purchase Plan. J Pollaers received an allocation of shares under the restricted share plan as part of the employment offer made to attract him to the role of Managing Director, CUB. Shares purchased under the Directors' Share Purchase Plan during the reporting period utilise after-tax fees attributable to the period 1 April 2009 – 30 June 2009.

(3) Includes purchases and shares acquired under the Dividend Reinvestment Plan.

(4) Balance of shares held as at 24 August 2010 relates to the date on which the Annual Report was signed, and is relevant to Directors only.

(5) For Peter Jackson, the closing balance of F09 has been restated to capture shares which have vested under LTIP but have not been allocated to Mr Jackson. Mr Jackson has deferred allocation of these shares as allowed under the plan rules. Refer to section 4 for more information about this plan.

(6) For Alex Stevens this includes restricted share plan shares which were forfeited on cessation of employment.

Table 8A

Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year[3]	Other changes during the year	Balance of shares held at end of year	Balance of shares held at reporting date[4]
-	12,651	-	65,541	65,541
-	1,702	-	52,890	52,890
-	-	(1,700)	183,643	183,643
-	74	(1,608)	183,678	183,678
-	-	-	4,073	4,073
-	-	-	3,206	3,206
-	-	-	-	-
-	-	-	-	-
-	22,103	-	95,600	95,600
-	2,896	-	73,497	73,497
-	10,202	-	14,218	14,218
-	-	-	4,016	4,016
63,210	8,367	-	284,608	284,608
-	492	-	79,821	79,821
-	-	-	-	n/a
-	-	-	-	n/a
18,150	1,187	-	37,447	n/a
-	-	-	-	n/a
-	-	-	-	n/a
-	-	-	-	n/a
83,040	1,726	-	93,554	n/a
-	26	-	5,156	n/a
60,540	1,564	(49,200)	46,827	n/a
37,510	1,901	(46,800)	29,102	n/a
79,540	-	-	138,739	n/a
43,250	-	-	43,923	n/a
-	-	-	57,407	n/a
-	-	-	-	n/a
109,020	-	-	n/a	n/a
39,270	-	-	87,043	n/a
-	-	-	n/a	n/a
6,820	-	-	68,886	n/a
56,400	2,839	-	n/a	n/a
28,820	679	-	29,992	n/a
-	-	(54,129)	n/a	n/a
-	-	-	54,129	n/a
38	63,178	-	138,278	n/a

8B. Aggregate LTIP opportunities and changes

Aggregate LTIP opportunities and movements during the year are summarised below. Non-executive Directors do not participate in the LTIP.

Aggregate LTIP opportunities and changes

		Maximum share opportunity at start of year[1]	Share opportunities offered during the year (maximum)[2]	Fair value of LTIP offered during the year[3]	Shares vested and converted during the year[4]
Executive Director (Chief Executive Officer)					
ID Johnston	**2010**	343,000	515,400	$1,247,268	63,210
	2009	-	343,000	$1,444,030	-
Other Key Management Personnel					
S Brauer	**2010**	-	86,000	$83,850	-
	2009	-	-	-	-
P Conroy	**2010**	24,200	67,800	$97,971	18,150
	2009	-	-	-	-
DCM Dearie	**2010**	-	110,200	$107,445	-
	2009	-	-	-	-
PR Jackson	**2010**	205,440	70,200	$68,445	83,040
	2009	162,200	78,800	$240,340	4,620
AJ Leyden	**2010**	126,720	78,800	$113,866	60,540
	2009	217,100	37,600	$114,680	37,510
AR McKay	**2010**	227,560	114,200	$165,019	79,540
	2009	230,000	114,000	$347,700	43,250
J Pollaers	**2010**	-	-	-	-
	2009	-	-	-	-
Former Executive Director & Key Management Personnel					
MP Brooks	**2010**	261,520	-	-	109,020
	2009	308,500	95,600	$291,580	39,270
MM Hudson	**2010**	79,980	-	-	-
	2009	350,000	110,400	$336,720	6,820
SM Smith	**2010**	148,560	73,400	$106,063	56,400
	2009	150,000	78,800	$240,340	28,820
A Stevens	**2010**	-	-	-	-
	2009	-	-	-	-
AN Davie	**2010**	117,840	32,400	$31,590	56,180

(1) Maximum share opportunity is the maximum number of shares that can be achieved from all unvested LTIP offers as at the date indicated.

(2) Share opportunities offered during the year include those under the 2009 LTIP offer.

(3) Fair value is determined at the date of offer and is explained in section 8E.

(4) On 21 September 2009, the 2006 offer, the second tranche of the 2007 offer and the first tranche of the 2008 offer all partially vested. Shares under all vesting offers were allocated at $5.67 per share.

(5) Share opportunities lapsed during the year are the remainder of the three offers which partially vested during the year; the 2006 offer, the second tranche of the 2007 offer and the first tranche of the 2008 offer as described above.

(6) The value of lapsed share opportunities is based on the fair value at the date of offer (as explained in section 8E).

(7) The net value of LTIP offered, vested, converted and lapsed during the year provides an indication of incremental value received during the year by aggregating the shaded columns (where those lapsed are treated as a negative).

(8) For P Jackson, the closing balance of 2009 and opening balance of 2010 included an estimated number of shares as under the non-Australian version of the 2006 plan, actual numbers are based on prevailing exchange rates.

Table 8B

Value of those converted during the year	Value of shares converted (over and above fair value)	Share opportunities lapsed during the year[5]	Value of lapsed opportunities[6]	Incremental value of LTIP during year[7]	Maximum share opportunity at year end[1,8]
$344,495	$78,380	5,390	$22,692	$1,569,071	789,800
-	-	-	-	$1,444,030	343,000
-	-	-	-	$83,850	86,000
-	-	-	-	-	-
$98,918	$27,588	6,050	$23,777	$173,112	67,800
-	-	-	-	-	-
-	-	-	-	$107,445	110,200
-	-	-	-	-	-
$452,568	$150,200	24,080	$89,809	$431,204	168,520
$25,641	$13,352	28,140	$98,847	$167,134	208,240
$329,943	$103,720	18,460	$70,162	$373,647	126,520
$199,381	$65,812	90,470	$269,888	$44,173	126,720
$433,493	$150,667	21,300	$78,375	$520,137	240,920
$230,388	$78,287	73,190	$226,025	$352,063	227,560
-	-	-	-	-	-
-	-	-	-	-	-
$594,159	$195,190	152,500	$470,102	$124,057	-
$209,574	$72,955	103,310	$589,985	($88,831)	261,520
-	-	79,980	$314,321	($314,321)	-
$37,851	$19,710	373,600	$1,252,612	($878,041)	79,980
$307,380	$102,925	165,560	$392,534	$20,909	-
$153,201	$50,620	51,420	$152,703	$240,838	148,560
-	-	-	-	-	-
-	-	-	-	-	-
$306,181	$96,330	23,550	$84,661	$221,520	70,510

8C. Current LTIP opportunities (by offer)

The table below outlines the target and maximum LTIP opportunities for executive Directors and nominated executives in all current offers under the Company's LTIP as at 30 June 2010. For the 2007 and 2008 offers, amounts exclude the proportion that has already lapsed or vested under the progressive vesting model.

	2007		2008		2009	
	Target[1]	Maximum	Target[1]	Maximum	Target[1]	Maximum
Executive Director (Chief Executive Officer)						
ID Johnston	-	-	137,200	274,400	257,700	515,400
Other Key Management Personnel						
S Brauer	-	-	-	-	43,000	86,000
P Conroy	-	-	-	-	33,900	67,800
DCM Dearie	-	-	-	-	55,100	110,200
PR Jackson	17,640	35,280	31,520	63,040	35,100	70,200
AJ Leyden	8,820	17,640	15,040	30,080	39,400	78,800
AR McKay	17,760	35,520	45,600	91,200	57,100	114,200
J Pollaers	-	-	-	-	-	-
Former Executive Director & Key Management Personnel						
MP Brooks	-	-	-	-	-	-
MM Hudson	-	-	-	-	-	-
SM Smith	-	-	-	-	-	-
A Stevens	-	-	-	-	-	-
AN Davie	8,340	16,680	14,350	28,700	16,200	32,400

(1) Target opportunity is the number of shares allocated on reaching median performance.

8D. Offers made during the year

Offers made during the year *Table 8D*

	Target opportunity (number of shares)	Maximum opportunity (number of shares)	Offer date	Start date performance period	End date performance period	Value ($) per maximum entitlement at offer date[3]
Executive Director (Chief Executive Officer)						
ID Johnston	257,700	515,400	6/11/09	1/09/09	31/08/12	$1,247,268
Other Key Management Personnel						
S Brauer	43,000	86,000	1/09/09	1/07/09	31/08/12	$83,850
P Conroy	33,900	67,800	1/09/09	1/07/09	31/08/12	$97,971
DCM Dearie	55,100	110,200	1/09/09	1/07/09	31/08/12	$107,445
PR Jackson	35,100	70,200	1/09/09	1/07/09	31/08/12	$68,445
AJ Leyden	39,400	78,800	1/09/09	1/07/09	31/08/12	$113,866
AR McKay	57,100	114,200	1/09/09	1/07/09	31/08/12	$165,019
J Pollaers	-	-	-	-	-	-
Former Executive Director & Key Management Personnel						
MP Brooks	-	-	-	-	-	-
MM Hudson	-	-	-	-	-	-
SM Smith	36,700	73,400	1/09/09	1/07/09	31/08/12	$106,063
A Stevens	-	-	-	-	-	-
AN Davie	16,200	32,400	1/09/09	1/07/09	31/08/12	$62,046

(1) Target opportunity is the number of shares allocated on achieving median performance.
(2) The maximum opportunity is the number of shares allocated on achieving or exceeding the 85th percentile.
(3) The value per maximum opportunity is the fair value per share opportunity based on the maximum possible allocation. Refer to Section 8E for more details.

8E. Valuation of LTIP offers

In accordance with AASB 2 'Share-based Payment', each LTIP offer is valued as at its date of offer. The valuation model adopted to value the LTIP uses an independently verified 'Monte Carlo' simulation.

The model incorporates Foster's and any peer company share price at the date of offer, the expected risk-free rate of interest for the performance period, the expected annual dividend yield and the expected annual volatility of the share price returns. A simulation process is then executed numerous times to arrive at a distribution of possible LTIP offer values. The average of these values over all the simulations is the value of the LTIP at the offer date.

Offers made during the year, have the valuations and inputs shown below:

Valuation of LTIP offers *Table 8E*

LTIP offer	Offer date	Value[1]	Share price at valuation date	Foster's expected volatility[2]	Vesting period expected life[3]	Expected dividends[4]	Risk free interest rate[5]
2009 CEO Australian component	06/11/2009	$2.22	$5.31	27%	2.8 years	5.1%	4.99%
2009 CEO International component	06/11/2009	$2.62	$5.31	27%	2.8 years	5.1%	4.99%
2009 TSR component	07/01/2010	$1.95	$5.40	24%	2.7 years	5.1%	4.91%
2009 Wine component	07/01/2010	$0.00	$5.40	24%	2.7 years	5.1%	4.91%
2009 CUB component	07/01/2010	$1.88	$5.40	24%	2.7 years	5.1%	4.91%

(1) The value is the fair value as at the offer date. For those offers based solely on relative or absolute TSR, the valuation is based on the Monte Carlo simulation technique explained above. For the CUB and Wine components of the 2009 offer, a likely vesting outcome is overlayed onto the basic Monte Carlo valuation to reflect performance to date against non-market performance targets.

(2) Expected volatility is based on historical volatility measured over an appropriate period.

(3) Vesting period/expected life is the number of years between the offer date and the end of the potential vesting.

(4) Expected dividends are based on an analysis of the Company's historical dividend payments and yields.

(5) The risk-free interest rate is based on yields on Australian Treasury Bonds as at the offer date.

Group Financial Review

STRONG OPERATING RESULT

Transformation Agenda Substantially Complete

- **Net profit (pre material items and SGARA) $711.3 million**
- **Earnings per share (pre material items and SGARA) 36.9 cents**
- **Material items loss after tax of $1,162.7 million, SGARA loss after tax of $13.0 million**
- **Net loss (post material items and SGARA) $464.4 million**
- **Operating cash flow pre interest and tax $1,371.5 million**
- **Net debt down $426.8 million to $2.2 billion**

Financial Performance

"As a result of currency movements net profit pre material items and SGARA fell 4.1% to $711.3 million.

"Earnings per share (pre material items and SGARA) fell 4.2% to 36.9 cents.

"Adjusting for currency both net profit and earnings per share (pre material items and SGARA) increased by 4.8%.

"Earnings before Interest, Tax, SGARA and material items was $1,108.7 million and above the upper end of the guidance range we provided in late May.

"Consistent with our announcement in late May, write downs of $1.3 billion on the carrying value of our wine assets were recorded during the period.

"After tax material items were a $1.2 billion loss.

"Operating cash flows pre interest and material items and tax was $1.4 billion and cash flow after dividends was up 22% to $375 million.

Carlton & United Breweries

"Carlton & United Breweries (CUB) delivered a solid result in a more subdued national beer market in the second half.

"CUB earnings increased 5% to $904.1 million and included $34 million of benefits from efficiency programs.

"In Australia CUB's off-premise value share in beer remained stable with net sales revenue per case increasing.

"In traditional regular beer VB and Carlton Draught are the firm leaders.

"In premium and imported beer, Crown and Corona remain segment leaders with revenue up 3.2% and 5.4% respectively.

"The craft beer and cider categories remain buoyant with Matilda Bay's Fat Yak and Big Helga leading innovation and value growth and Strongbow, Mercury and Bulmers standout performers in cider.

Treasury Wine Estates

"It has been an important period of transition for our wine business with the introduction of a new name.

"Wine earnings were up strongly in the second half on improving sales focus and execution, and the realisation of benefits from efficiency programs.

"On a constant currency basis, earnings rose 20.5% to $221.3 million with growth in the second half of 136%. However unfavourable exchange rate movements cut Treasury Wine Estates reported earnings by $123 million.

"An increasing focus on premium wines, route to market changes in all regions, product innovation and brand investment were highlights for the wine business.

"Core brands such as Beringer, Lindemans, Rosemount, Matua and Gabbiano performed strongly.

"Against this, the continuation of subdued consumer sentiment in key international markets and ongoing structural oversupply in Australian wine continue to impact business performance.

Transformation Agenda

"Foster's Transformation Agenda is now substantially complete with the operational separation of wine and beer in Australia, leadership renewal and efficiency and asset divestment programs substantially concluded.

"Cost reductions of $83 million have been included in the 2010 results with full realisation of the $100 million of benefits expected in the 2011 financial year.

Demerger

"Evaluation of issues, costs and benefits of a potential demerger are progressing to schedule.

"Management, logistics and capital structure deliberations are progressing well with the process of seeking the necessary tax rulings to commence shortly.

"While no final decision has been made, the timeline for a potential demerger remains the first half of calendar 2011.

Ian Johnston, Chief Executive Officer

Financial Highlights

Foster's Group Limited (Foster's) announced a 4.1% decline in net profit (before material items and SGARA[1]) to $711.3 million[2] and 4.2% decline in earnings per share (before material items and SGARA) to 36.9 cents[2]. After the impact of material items and SGARA Foster's reported a net loss of $464.4 million.

EBITS[3] declined $56.3 million to $1,108.7 million with strong growth in the second half of 7.3% partially offsetting the decline reported in the first half. EBITS was above the $1,050 to $1,080 million guidance range provided in May 2010 reflecting exchange rate movements and improved trading in May and June.

Unfavourable exchange rate movements during the year reduced EBITS by approximately $113 million. On a constant currency basis net sales revenue was in line with the prior year and EBITS increased 5.4%. In the second half net sales revenue increased 1.5% and EBITS increased 15.1% on a constant currency basis.

Carlton & United Breweries (CUB) EBITS increased 5.0% to $904.1 million. In Australia beer net sales revenue growth slowed in the second half and was impacted by the emergence of a softer consumer environment and lower growth in net sales revenue per case as CUB adjusted pricing of its international premium portfolio. Second half EBITS increased 3.3% with the realisation of efficiency benefits offsetting the impact of moderate net sales revenue growth and increased brand investment.

EBITS for Foster's renamed global wine business, Treasury Wine Estates, declined 27.2% to $221.3 million with unfavourable exchange rate movements continuing to have a major impact. On a constant currency basis EBITS increased 20.5% with EBITS in the second half up 136%. Growth in the second half benefited from improving sales focus and execution, positive mix trends, the realisation of benefits from efficiency programs and the non-recurrence of one off items in the prior year.

Material items were $1,271.1 million ($1,162.7 million after tax) and primarily consisted of impairment charges to the carrying value of Treasury Wine Estates assets announced in May 2010.

Strong cash flow generation remains a feature of Foster's businesses with cash conversion increasing 6.4 percentage points to 108.3% of EBITDAS[4]. CUB cash conversion was 101.1% and Treasury Wine Estates cash conversion was 133.7%. Cash flow after dividends[5] increased $66.5 million to $375.4 million.

Foster's continues to maintain a strong balance sheet and significant liquidity. At 30 June 2010 cash was $236.7 million and committed undrawn facilities were $1.4 billion. Interest cover in fiscal 2010 was 9.3 times.

Net debt declined $426.8 million to $2.2 billion and benefited from strong cash flow and exchange rate movements.

Transformation Agenda

Foster's Transformation Agenda is now substantially complete with the key outcomes of the wine strategic review implemented and strategic imperatives of growth, efficiency and capability embedded.

Major Transformation Agenda initiatives have included the operational separation of the beer and wine businesses in Australia and adoption of a new global organisation structure that re-integrates management responsibility for production with sales and marketing; the renewal of Foster's leadership team; and an ongoing focus on the development of a high performance culture. These initiatives have reduced complexity, increased transparency and accountability and brought a renewed focus on growth.

Under the Transformation Agenda sales and marketing capability is being significantly enhanced with the establishment of dedicated beer and wine teams in Australia and expanded wine teams in key markets. Wine portfolio shaping initiatives are also well advanced.

Implementation of Foster's cost reduction program is complete. In fiscal 2010 $83 million of efficiency benefits were realised with $48 million of benefits realised in the second half. Full realisation of the $100 million target is expected in fiscal 2011. Ongoing continuous improvement programs and procurement initiatives will generate additional productivity benefits in fiscal 2011 that will further reduce cost of sales increases and provide the flexibility to increase reinvestment in the business.

Substantial progress has been made in the winery and vineyard divestment program. As at 30 June 2010 Foster's had sold 22 of the 36 vineyards identified for sale in the wine strategic review with total sale proceeds of $59.5 million. Sales of an additional 4 vineyards and the Denman winery were agreed subsequent to balance date. Of the remaining 10 vineyards, 5 with 688 hectares of planted vineyard area have been withdrawn from sale to support innovation strategies for a number of brands. Sale proceeds have generally been ahead of expectations and $26 million of the impairment recognised as a significant item in fiscal 2009 has been written back and included as a benefit in current period material items.

Carlton & United Breweries

Following the separation of the beer and wine sales and marketing teams, and the re-establishment of the CUB business in June 2009, the priority has been on bedding down the new organisation structure, building sales and marketing capability and the realisation of efficiency benefits.

New Managing Director John Pollaers has launched a program to accelerate the return to a beer focused business and to drive performance improvement. This improvement program is focused on sales and marketing execution, brand investment and portfolio realignment, and increasing production efficiency and flexibility.

The initial focus is on improving CUB's sales and marketing effectiveness. Rigorous processes for sales and marketing planning are being introduced to ensure focus is aligned and directly linked to in-store execution. To support these initiatives customer marketing and merchandising teams have been expanded. CUB has also introduced programs to improve returns from promotional investment.

CUB increased the rate of brand investment in fiscal 2010 and will maintain the higher brand investment rate in fiscal 2011 and continue to invest in core and innovation brands. New discipline is being introduced into the brand management process that establishes clearly defined brand values, architecture, communication and portfolio role.

---

(1) SGARA Australian Accounting Standard AASB 141 "Agriculture"
(2) Net profit before material items and SGARA (refer page 39)
(3) Earnings before interest tax, SGARA and material items
(4) Earnings before depreciation, amortisation, interest, tax, SGARA and material items
(5) Operating cash flow before payments associated with material items after net capex and dividends (refer page 46)

Over time CUB will continue to re-align its portfolio to higher growth market segments through the continuation of targeted innovation. While CUB remains the market leader in the fast growing premium domestic, premium international beer and cider categories[6], its overall portfolio remains weighted to lower growth traditional mainstream beers and is underweight in the mid strength and the faster growing craft categories and new style[7] beers. Being overweight in the traditional mainstream category has impacted market share in recent years. Innovation in the new style and craft categories is performing strongly. Portfolio re-alignment initiatives are ongoing and will remain a priority over the medium term.

CUB will also increase investment in production facilities. In fiscal 2011 capital expenditure is expected to increase to between $70 and $80 million and will include investment to increase flexibility, enhance new product development capability, drive efficiency and reduce waste.

Treasury Wine Estates

Treasury Wine Estates' performance in all regions is benefiting from enhanced route to market capability, portfolio premiumisation and cost reduction initiatives. On a constant currency basis EBITS increased 20.5% with 6.2% growth in Australia and New Zealand, 12.8% in Americas and a $26.4 million turnaround in EBITS in EMEA. EBITS in Asia declined 18.7%. Growth accelerated in the second half and benefited from premiumisation and improved channel and market mix and the non-recurrence of one time costs reported in the prior period.

Unfavourable exchange rate movements continue to impact Treasury Wine Estates and in fiscal 2010 reduced EBITS by approximately $123 million. Trading in key international markets continues to be impacted by the subdued consumer environment, particularly in the on-premise channel with some indicators of a modest recovery emerging in the US through the second half.

Treasury Wine Estates' has significantly enhanced its route to market capability. The benefits realised in the first year of direct distribution in the Nordics and Eastern Canada are ahead of expectations, and the first phase of its US distributor alignment has now been successfully completed. Sales and marketing investment has also increased with the return to a dedicated wine sales team in Australia, a restructured and expanded team in the US and Canada; and increased investment in growth markets in Europe and Asia.

Treasury Wine Estates' focus on premium price points and more profitable markets is contributing to improved performance. Improving product, channel and market mix were the key contributors to the 1.2% increase in net sales revenue per case on a constant currency basis. In the Americas, performance in Canada continues to improve and in the US volume of wines priced above US$8 per bottle increased 2.6% in the second half with increased focus on Penfolds, Beringer Luxury, Etude and Stags' Leap contributing to strong growth in luxury volume. Overall market share in the US declined 0.7 percentage points[8] as sales teams were restructured, capability upgraded and new pricing disciplines implemented. In Australia Treasury Wine Estates' bottled red and white wine volume and value grew in line with the category in the second half with growth in wines priced above $11 per bottle ahead of the category.[9] In the Nordics and Continental Europe volume increased 41% with strong growth in the Nordics and new listings in key accounts in Denmark, the Netherlands and Germany.

Exposure to lower margin products, channels and markets has been reduced. In Australia the rationalisation of the tail brands is complete, in the UK participation in retailer driven price promotional programs has been reduced and in the US a focus on more profitable volume is generating improved returns from promotional investment.

Proposed Demerger

In May 2010, Foster's announced that it intended to pursue a structural separation to create separate stock exchange listings for Beer and Wine (a "demerger"), subject to a detailed evaluation of the issues, costs and benefits to Foster's shareholders, necessary regulatory and statutory approvals, and ongoing assessment of prevailing economic and capital market conditions. If a demerger proceeds, it is expected to be implemented in the first half of calendar 2011.

Potential benefits of a demerger include increased transparency allowing investors to more appropriately value each business over time; greater investment choice; and flexibility for separate boards and management of Beer and Wine to develop their own corporate strategies and implement capital structures and financial policies appropriate to each business.

Substantial work is being progressed on the potential demerger in areas including commercial and organisational separation; corporate structuring; tax; accounting; treasury and corporate governance, with work to date proceeding as planned.

Over the coming months, Foster's expects to determine the optimal structure for separating the financial, corporate and logistics structures of Beer and Wine. It is currently anticipated that the Wine business would be demerged from Foster's, with Foster's committed to retaining an investment grade credit profile. The process of seeking the necessary tax rulings and other regulatory and statutory approvals will commence shortly.

A process has commenced to appoint senior management teams subject to a final decision to proceed with the demerger. Foster's expects to be able to update shareholders on board and management structures before the end of calendar 2010.

The next scheduled update for shareholders will be at the Annual General Meeting (AGM) on 26 October 2010.

Material Items

Material items totalled $1,271.1 million ($1,162.7 million after tax), consisting of a non-cash impairment charge to the carrying value of wine assets of $1,291.6 million ($1,192.6 million after tax); $1.4 million ($1.0 million after tax) of costs associated with the proposed demerger and a $21.9 million ($30.9 million after tax) benefit primarily relating to higher than anticipated proceeds from the sale of vineyards.

The impairment charge to the carrying value of wine assets predominantly arises from a higher discount rate being applied to Wine now that it is being managed as a separate business, and higher long term exchange rate assumptions. The charges include write downs to intangibles; agriculture assets; and property plant and equipment.

(6) Nielsen Packaged beer to 30 June 2010
(7) Easy drinking style or low carbohydrate beers at a sub-premium retail price points
(8) Nielsen to 26 June 2010
(9) Nielsen to 30 June 2010

Dividends

The Directors propose to put a resolution to the AGM on 26 October 2010 to amend the Foster's constitution to reflect changes to the Corporations Act (the Act) that have changed the circumstances in which companies are able to pay dividends. The Act has been changed to remove the limitation that dividends only be paid out of profits and allow a dividend payment where a company's assets exceed its liabilities; it is fair and reasonable to shareholders as a whole; and does not materially prejudice the ability to pay creditors.

If the resolution is passed at the AGM the Directors shortly thereafter intend to declare a dividend that is anticipated to be broadly in line with the previous year's final dividend.

Share Sale Facility

Foster's plans to implement a share sale facility for shareholders with an "unmarketable parcel" of shares (securities with a value less than $500).

Outlook

Despite a softer consumer environment in the second half of fiscal 2010 Foster's remains confident that the long term fundamentals of the Australian beer category remain robust, and that CUB's programs to improve sales and marketing execution, portfolio realignment initiatives, and increasing production efficiency and flexibility will drive future performance.

Market conditions in the wine category remain mixed with oversupply in the Australian market, a subdued consumer environment in key international markets, and the strength of the Australian dollar expected to have an ongoing impact. However, enhanced route to market capability in all regions, portfolio premiumisation, and the benefit of efficiency initiatives will continue to drive business performance improvement.

Result Summary

12 Months to 30 June	2010	2009		2009	
	Reported $m	Reported $m	Change %	Constant Currency $m	Change %
Net sales revenue	4,285.6	4,491.1	(4.6)	4,251.2	0.8
CUB	904.1	860.7	5.0	871.1	3.8
Rest of World BCS	18.0	24.6	(26.8)	21.2	(15.1)
Americas Wine	107.4	159.3	(32.6)	95.2	12.8
ANZ Wine	75.8	71.6	5.9	71.4	6.2
EMEA Wine	15.0	45.4	(67.0)	(11.4)	NM
Asia Wine	23.1	27.8	(16.9)	28.4	(18.7)
Corporate	(34.7)	(24.4)	(42.2)	(24.4)	(42.2)
EBITS	**1,108.7**	**1,165.0**	**(4.8)**	**1,051.5**	**5.4**
SGARA	(18.0)	(21.9)	17.8	(21.9)	17.8
EBIT	**1,090.7**	**1,143.1**	**(4.6)**	**1,029.6**	**5.9**
Net finance costs	(118.8)	(146.6)	19.0	(120.1)	1.1
Net (loss)/profit before tax	**971.9**	**996.5**	**(2.5)**	**909.5**	**6.9**
Tax	(272.6)	(266.6)	(2.3)	(243.3)	(12.0)
Net (loss)/profit after tax	**699.3**	**729.9**	**(4.2)**	**666.2**	**5.0**
Net (loss)/profit attributable to non-controlling interests	(1.0)	(4.4)	77.3	(3.7)	73.0
Net (loss)/profit after tax (before material items)	**698.3**	**725.5**	**(3.7)**	**662.5**	**5.4**
Material items - before tax	(1,271.1)	(397.6)	>(200.0)	(387.2)	>(200.0)
Material items - tax	108.4	110.4	(1.8)	106.6	1.7
Material items - net of tax	(1,162.7)	(287.2)	>(200.0)	(280.6)	>(200.0)
Net (loss)/profit after tax attributable to members of Foster's Group Limited	**(464.4)**	**438.3**	**>(200.0)**	**381.9**	**>(200.0)**
Net (loss)/profit after tax (before material items & SGARA)	711.3	741.5	(4.1)	678.5	4.8
EPS (before material items & SGARA)	36.9	38.5	(4.2)	35.2	4.8
Reported EPS	(24.1)	22.8	>(200.0)	19.8	>(200.0)
Average shares (number - million)	1,930.1	1,925.2		1,925.2	

NM: Not meaningful

(a) Refer reconciliation to the Statement of Comprehensive Income on page 40

(b) The allocation of shared fiscal 2009 overhead costs in Australia between CUB and ANZ Wine has also been adjusted to provide a comparable basis for actual overheads being incurred by the separate beer and wine businesses in fiscal 2010. The realignment of overhead costs is consistent with the detailed overhead cost analysis completed as part of the wine strategic review announced on 17 February 2009. In first half 2009 $31.7 million and for fiscal 2009 $60.0 million of overhead costs have been reallocated from CUB to ANZ Wine.

Exchange rates: *Average exchange rates used for profit and loss purposes in fiscal 2010 are: $A1 = $US 0.8814 (2009: $A1 = $US 0.7504), $A1 = GBP 0.5579 (2009: $A1 = GBP 0.4623). Period end exchange rates used for balance sheet items in fiscal 2010 are: $A1 = $US 0.8500 (2009: $A1 = $US 0.8102, $A1 = GBP 0.5646 (2009: $A1 = GBP 0.4890).*

Constant currency: *Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.*

SGARA: *Australian Accounting standard AASB141 "Agriculture"*

Reconciliation to the Statement of Comprehensive Income

12 Months to 30 June	Reference	2010	2009
		Reported $m	Reported $m
Net sales revenue	Result Summary page 39	4,285.6	4,491.1
Other revenue		175.3	193.4
Total revenue	Statement of comprehensive income – page 50	**4,460.9**	**4,684.5**
EBITS	Result Summary page 39	1,108.7	1,165.0
SGARA		(18.0)	(21.9)
EBIT		1,090.7	1,143.1
Material items before tax		(1,271.1)	(397.6)
(Loss)/profit before tax and finance costs	Statement of comprehensive income – page 50	**(180.4)**	**745.5**
Tax	Result Summary page 39	(272.6)	(266.6)
Material items – tax		108.4	110.4
Income tax benefit/(expense)	Statement of comprehensive income – page 50	**(164.2)**	**(156.2)**
Net (loss)/profit after tax before material items and SGARA	Result Summary page 39	711.3	741.5
Material items post tax		(1,162.7)	(287.2)
SGARA post tax		(13.0)	(16.0)
Net (loss)/profit attributable to members of Foster's Group Limited	Statement of comprehensive income – page 50	**(464.4)**	**438.3**

Beer

12 Months to 30 June	2010 Reported	2009 Reported	Change %	2009 Constant Currency	Change %
CUB					
Volume (millions 9L cases)	106.6	108.8	(2.0)	108.8	(2.0)
NSR ($ millions)	2,337.1	2,279.2	2.5	2,271.6	2.9
EBITS ($ millions)	904.1	860.7	5.0	871.1	3.8
EBITS/NSR Margin (%)	38.7	37.8	0.9 pts	38.3	0.4 pts
Rest of World					
Volume (millions 9L cases)	7.2	7.7	(6.3)	7.7	(6.3)
NSR ($ millions)	58.3	67.1	(13.1)	64.0	(8.9)
EBITS ($ millions)	18.0	24.6	(26.8)	21.2	(15.1)
EBITS/NSR Margin (%)	30.9	36.7	(5.8)pts	33.1	(2.2)pts
Total					
Volume (millions 9L cases)	113.8	116.5	(2.3)	116.5	(2.3)
NSR ($ millions)	2,395.4	2,346.3	2.1	2,335.6	2.6
EBITS ($ millions)	922.1	885.3	4.2	892.3	3.3
EBITS/NSR Margin (%)	38.5	37.7	0.8 pts	38.2	0.3 pts
Cash Conversion (%)	101.3	96.9	4.4 pts	97.1	4.2 pts
Capex ($ millions)	36.2	57.3	36.8	55.7	35.0
Asset Sale Proceeds ($ millions)	1.3	-	-	0.1	>200.0
Net Capex ($ millions)	34.9	57.3	39.1	55.6	37.2

Carlton & United Breweries

CUB delivered a solid result in a period that included more challenging beer market conditions in the second half. Volume in the Australian beer market in fiscal 2010 was in line with the prior year[9]. Growth in the first half was approximately 1%[10] with strong price and mix trends. However in the second half volume declined 1%[10] with more modest price and mix trends.

In Australia CUB's beer volume declined 2.1% and was impacted by the previously announced decision to reduce promotional program participation over the summer period and lower category volume in the second half. CUB's value share in the off-premise market was between 50 and 51%[6] during the year.

Beer net sales revenue per case in Australia increased 5.4% and benefited from reduced summer promotional activity and positive price and mix trends. Net sales revenue per case growth moderated in the second half as category growth slowed and CUB adjusted pricing of its international premium portfolio to mitigate the impact from the exchange rate driven increase in parallel imports.

The Carlton brand continued to perform strongly with Carlton Draught and Carlton Dry the two largest contributors to value growth in the beer category[6]. Carlton Draught net sales revenue increased 8.8% and is now the number 2 brand, behind VB, in the traditional regular category[6]. Carlton Dry net sales revenue increased 48.6% with Carlton Dry's growth representing approximately 40%[6] of total market growth in new style beers. Carlton Natural, an easy drinking beer brewed with natural ingredients, was launched in July 2010 and early indications are encouraging.

VB net sales revenue declined 1.8%. Marketing activity in fiscal 2010 included "The Regulars" campaign and the continuation of the brand's strong sport and community sponsorship programs. A new consumer campaign is planned for the first half of fiscal 2011.

Net sales revenue of the Pure Blonde brand was in line with the prior year with strong growth in Pure Blonde Naked offsetting a modest decline in Pure Blonde. Pure Blonde's performance was impacted by increasing competition in the low carbohydrate sub category. A new Pure Blonde consumer campaign will be launched in the first half fiscal 2011.

Crown Lager continues to build on its position as Australia's premium beer with the successful release of Crown Ambassador building on the brand's premium credentials. Crown net sales revenue increased 3.2%.

(10) Source: Foster's estimates

In the international premium category license arrangements for the Corona and Asahi brands have been renewed and extended. Corona net sales revenue increased 5.4% with the benefit from strong volume growth partially offset by the initiative to adjust pricing.

In the craft category CUB's recent innovation continues to perform strongly with Fat Yak the fastest growing craft brand and Big Helga the most successful innovation in the category[6] by dollar value growth. Craft net sales revenue increased 5.3%.

CUB continues to lead the cider category[6]. During the year CUB launched Strongbow Clear, the first lower calorie cider, released new packaging for the Strongbow and Mercury brands, and in July launched Bulmers Pear cider. Cider net sales revenue increased 15.3% with strong growth in the on-premise channel.

CUB EBITS increased 5.0% and included a $34 million benefit from cost reductions. EBITS growth in the second half was 3.3% with the realisation of efficiency benefits offsetting the impact of lower volume and more moderate net sales revenue per case growth. A $10 million positive impact from exchange rate movements was largely offset by the re-alignment of CUB's pricing on international premium brands in Australia.

EBITS in Fiji and Samoa was impacted by unfavourable exchange rate movements, the continuation of the subdued consumer environment and one off costs associated with a dry goods writedown.

Mix adjusted unit cost of sales were in-line with the prior year and below the guidance range provided in February. Cost of sales benefited from earlier than anticipated realisation of production and logistics efficiencies with continuous improvement programs implemented at major sites, and from procurement savings. The realisation of efficiency benefits more than offset the negative impact of lower volume. CUB currently expects modest increases in mix adjusted unit cost of sales in fiscal 2011.

Advertising and promotion spend increased by approximately 15% and in the first half included increased investment to support new and recently released products including Carlton Dry and the new VB consumer campaign.

Rest of World Beer, Cider and Spirits/RTDs

In the first half the challenging consumer environment in the key Middle East and US markets had a significant impact with volume down 12.1% and EBITS on a constant currency basis down 28.0%. Performance stabilised through the second half with volume in line with prior year and net sales revenue down 4.9% on a constant currency basis.

Foster's Lager volume declined 6.1% in the US and 21.5% in the Middle East. On a constant currency basis equity accounted profits from Foster's Middle East distribution joint venture decreased 1.8% to $11.1 million.

Treasury Wine Estates

12 Months to 30 June	2010 Reported	2009 Reported	Change %	2009 Constant Currency	Change %
Americas					
Volume (millions 9L cases)	17.9	17.9	0.5	17.9	0.5
NSR ($ millions)	933.0	1,093.2	(14.7)	934.1	(0.1)
EBITS ($ millions)	107.4	159.3	(32.6)	95.2	12.8
EBITS/NSR Margin (%)	11.5	14.6	(3.1)pts	10.2	1.3 pts
ANZ					
Volume (millions 9L cases)	7.9	8.9	(11.3)	8.9	(11.3)
NSR ($ millions)	554.5	598.8	(7.4)	597.0	(7.1)
EBITS ($ millions)	75.8	71.6	5.9	71.4	6.2
EBITS/NSR Margin (%)	13.7	12.0	1.7 pts	12.0	1.7 pts
EMEA					
Volume (millions 9L cases)	8.9	8.8	0.5	8.8	0.5
NSR ($ millions)	336.4	381.6	(11.8)	313.8	7.2
EBITS ($ millions)	15.0	45.4	(67.0)	(11.4)	NM
EBITS/NSR Margin (%)	4.5	11.9	(7.4)pts	(3.6)	8.1 pts
Asia					
Volume (millions 9L cases)	0.9	0.9	(5.3)	0.9	(5.3)
NSR ($ millions)	66.3	71.2	(6.9)	70.7	(6.2)
EBITS ($ millions)	23.1	27.8	(16.9)	28.4	(18.7)
EBITS/NSR Margin (%)	34.8	39.0	(4.2)pts	40.2	(5.4)pts
Total					
Volume (millions 9L cases)	35.6	36.5	(2.5)	36.5	(2.5)
NSR ($ millions)	1,890.2	2,144.8	(11.9)	1,915.6	(1.3)
EBITS ($ millions)	221.3	304.1	(27.2)	183.6	20.5
EBITS/NSR Margin (%)	11.7	14.2	(2.5)pts	9.6	2.1 pts
Cash Conversion (%)	133.7	121.6	12.1 pts	127.2	6.5 pts
Capex ($ millions)	77.7	99.6	22.0	93.8	17.2
Asset Sale Proceeds ($ millions)	66.7	5.4	>200.0	5.2	>200.0
Net Capex ($ millions)	11.0	94.2	88.3	88.6	87.6

NM: Not meaningful

Americas

Treasury Wine Estates has made significant progress with organisational transformation and development of an enhanced route to market capability. In the second half portfolio premiumisation initiatives delivered good growth in wine priced above US$8 per bottle while reducing exposure to lower margin brands and channels. Portfolio premiumisation, the realisation of efficiency benefits and the absence of one-time costs reported in the prior period were the key contributors to the significant improvement in financial performance through the second half.

Treasury Wine Estates successfully completed the first phase of its US distributor alignment program with new long-term performance based agreements in place in 15 states that represent approximately 50% of Treasury Wine Estates' US volume.

The new agreements create a shared ambition with aligned performance metrics to drive growth in Treasury Wine Estates' core, emerging and luxury portfolios, and to support new product development. Approximately 15% of Treasury Wine Estates' volume in the 15 states has changed distributors. Treasury Wine Estates expects to complete implementation of the second phase of the distributor alignment program by 30 June 2011.

Treasury Wine Estates has also significantly enhanced its US sales and marketing capability with the appointment of new and experienced sales leadership.

The investment in expanded teams includes establishing the Heirloom Wine Group, a new dedicated luxury wine sales team, a dedicated key account team and a distributor management team that has been restructured from 5 geographic regions to 4 teams aligned to distributors.

Innovation activity has increased with the successful launch of The Santa Barbara Wine Company and Sledgehammer brands in the second half. In July the new Beringer brand platform was launched with a simplified brand architecture focused on 3 tiers – the Light & Refreshing Collection, Founder's Estate and Luxury, with distinctive new packaging that strengthens differentiation both within the brand and with competitors.

Trading in the US continues to be impacted by the subdued consumer environment with some signs of a modest recovery emerging through the second half. Wine industry volume increased approximately 0.7%.[10] The level of discounting activity in the category remains high particularly for wines priced above $US10 per bottle. In Canada wine category volume increased approximately 3.6%.[11]

Treasury Wine Estates' shipments in the US were in line with the prior year with shipments of Californian sourced wines up 5.9% and Australian sourced wines down 8.1%. Distributor inventories at 30 June 2010 were marginally above the prior year and included a 0.2 million case increase in anticipation of distributor changes for a portion of Treasury Wine Estates' portfolio.

Increased sales focus on emerging and luxury brands was the key driver of 2.6% volume growth in wines priced above US$8 in the second half with Cellar No. 8, Matua, Stags' Leap, Etude and Penfolds Bin range volume up in excess of 20%.

Shipments of wines priced below US$8 per bottle were in line with the prior year with strong growth in Beringer California Collection offsetting lower volume of Australian sourced wines.

In Canada performance continues to benefit from increased investment in sales and marketing and the focus on core brands. Volume increased 2.5%, the first growth in 3 years, and in the second half increased 3.8% with strong growth in Quebec, Ontario and Alberta. Wolf Blass, Rosemount, Lindemans, Beringer and Gabbiano all performed strongly.

On a constant currency basis net sales revenue per case was in line with the prior year. Adjusting for the one-off $17.7 million of prior year distributor rebates recognised in fiscal 2009, net sales revenue per case declined 2.2% on a constant currency basis with a 6.8% decline in the first half partially offset by 3.6% growth in the second half. The second half benefited from positive mix and improved promotional program discipline but with growth moderated by the continuation of discounting activity in the category.

Unfavourable exchange rate movements reduced EBITS by approximately $64 million.

On a constant currency basis EBITS increased $12.2 million to $107.4 million with a decline in the first half offset by strong growth in the second half. The second half benefited from the absence of the one-off distributor rebate payment reported in the prior year, positive mix, lower cost of sales and the realisation of overhead and production efficiencies.

ANZ

Within the ANZ region performance in Australia is benefiting from the dedicated sales team. In market performance has improved with Treasury Wine Estates bottled table wine volume growing in line with the category in the second half[11].

In Australia core bottled wine[12] volume increased 0.9% to 7.1 million cases and net sales revenue declined 2% to $495.1 million. Core bottled wine net sales revenue per case declined 2.9% with the benefits of positive mix and selective price increases on icon and luxury wines offset by the continuation of pricing activity driven by the oversupply situation in Australia and New Zealand.

Increased investment in sales and marketing and improved focus contributed to solid performance of Treasury Wine Estates top 10 brands in Australia. Volume of these brands increased 4.2% with 7 of the brands in growth. The establishment of a dedicated wine sales team, increased investment in wine sales training and the return of wine events were key contributors. Growth in the on-premise channel is also encouraging with a continued increase in new listings.

In Australia innovation activity is increasingly focused on fast growing consumer segments. Treasury Wine Estates increased its range of low-alcohol wines with strong growth in Lindemans Early Harvest contributing to a 4.5% increase in net sales revenue per case for the brand, and the release of Matua First Frost extending the low-alcohol portfolio to include New Zealand sauvignon blanc. Marketing of regional brands has also increased with Pepperjack volume up 29% and benefiting the on-premise focused "Pepperjack Battle of the Steaks" campaign, and Wynns volume up 37% volume and benefiting from increased trade promotion activity.

Trading conditions in New Zealand continue to be impacted by the challenging consumer environment, oversupply and unfavourable exchange rate movements that have reduced the profitability of Australian sourced wine in New Zealand. Volume in New Zealand declined 11.8% and on a constant currency basis net sales revenue declined 9.9%.

On a constant currency basis ANZ EBITS increased 6.2% with strong growth in Australia partially offset by lower earnings in New Zealand.

In Australia EBITS increased 13.5% and in the second half increased 17.7%. Benefits from improving mix and a strong cost performance offset the impact from reduced availability of current vintage Penfolds Bins and Luxury wines and a competitive pricing environment. Continuous Improvement programs are contributing to lower winery and packaging operating costs, procurement initiatives have reduced dry goods costs and overhead savings are being realised. Cost of sales also benefited from lower vintage costs.

EMEA

In the EMEA region Treasury Wine Estates continues to invest in sales and marketing resources to accelerate growth in the more profitable Nordic and Continental European markets. These markets now represent more than 45% of Treasury Wine Estates EMEA's volume and approximately 55% of net sales revenue.

In the Nordics and Continental Europe volume increased 41%. Adjusting for the impact from the transition to direct distribution in the prior period, volume increased approximately 14%. Treasury Wine Estates' is benefiting from expanded in-market sales and marketing capability with the continuation of category leading growth in Sweden, Norway and the Netherlands[13]. The expanded in-market capability is also driving new listings in key target markets and categories with the successful launch of Beringer in Denmark, Wolf Blass in Germany, an expanded range of South African wines in the Netherlands and sparkling in Finland.

(11) Source: Association of Canadian Distillers
(12) Excludes 37 tail brands identified in the wine strategic review and cask wine
(13) Source: MAT June Sweden Systembolaget, Norway Vinmonopolet and Netherlands Nielsen Total Grocery

The UK and Irish markets continue to be driven by price driven promotional programs and subdued consumer spending. Exchange rate movements have also had a significant impact on profitability. Treasury Wine Estates is managing promotional program participation in the UK and Ireland with a view to profitability and the withdrawal from low margin activity was the key contributor to the 15.7% decline in volume. The focus in these markets continues to be on premiumising the portfolio, cost reduction initiatives including disciplined marketing investment and overhead savings, and the implementation of a new distributor model in Ireland.

As a consequence of these initiatives, on a constant currency basis net sales revenue per case in EMEA increased 6.6% and in the second half increased 11.8%.

Unfavourable exchange rate movements reduced EBITS by approximately $59 million.

On a constant currency basis EBITS increased $26.4 million and EBITS margin improved 8.1 percentage points. EBITS benefited from strong growth in the Nordics and Continental Europe, additional margin from the transition to direct distribution in the Nordics, and lower mix adjusted cost of goods sold and overheads.

Asia

In Asia Treasury Wine Estates is continuing to build its route to market capability with increased investment in an expanded sales and marketing team, the appointment of 3 new distribution partners in China and an additional distributor in Taiwan. Brand and innovation activity is broadening the portfolio with the launch of Yellowglen and Gabbiano in the region and market specific commercial wines such as VineTales and Eye Spy in China.

Performance in the region was impacted by the difficult economic environment in Japan and Korea and the political uncertainty in Thailand.

Good volume growth in China, Taiwan, Malaysia and Singapore was offset by declines in Hong Kong, Korea, Thailand and Japan. On a constant currency basis net sales revenue per case declined 0.9% and EBITS margin declined 5.8 percentage points to 33.3%. The major factor was the reduced availability of current vintage Penfolds Icon and Luxury wines in the region.

Vintage and Inventory Update

Treasury Wine Estates' intake from the Californian 2009 and Australian 2010 vintages was in-line with demand requirements with significant progress made on the disposal of prior year vintage surpluses. The divestment of non-core vineyards and strong grape and bulk wine supplier management is providing increasing flexibility.

Mix adjusted unit cost of sales of Australian sourced wines declined by approximately 3% and included benefits from lower grape prices and the realisation of production efficiencies. In fiscal 2011 mix adjusted unit cost of sales are expected to be marginally below fiscal 2010.

Grape production in the 2010 Australian vintage is estimated to be 12% below the prior year[14] with a 5 to 10% reduction in bearing area and an increase in unharvested fruit the key contributors. Vineyard yields were generally in line with longer term averages. Grape prices were below the prior year and in many regions remain below apparent cash production costs.

The divestment of non-core vineyards in Australia contributed to a 12% reduction in in-take from company owned vineyards in the 2010 vintage. Yields from company owned vineyards were ahead of the prior year which was impacted by extreme heat events in a number of regions. The $16 million SGARA loss in the ANZ region primarily reflects a lower market value for harvested grapes.

Mix adjusted unit cost of sales of Californian sourced wines increased approximately 3% with higher grape costs offsetting the realisation of production efficiencies. Slightly higher increases in mix adjusted unit cost of sales are anticipated in fiscal 2011.

The 2010 Californian vintage is in its early stages with current expectations for lower yields than the 2009 vintage.

(14) Winemakers' Federation of Australia

Cash Flow

12 Months to 30 June	2010 $m	2009 $m	Change %
EBITDAS	**1,266.9**	**1,345.2**	**(5.8)**
Working capital change	128.0	76.4	
Other items	(23.4)	(50.9)	
Operating cash flow before interest and tax	**1,371.5**	**1,370.7**	**0.1**
Dividends received	-	1.2	
Net interest paid	(111.0)	(155.0)	
Tax paid	(267.4)	(250.9)	
Net operating cash flows	**993.1**	**966.0**	**2.8**
Net capital expenditure	(91.3)	(180.9)	
Cash flow before dividends	**901.8**	**785.1**	**14.9**
Ordinary dividends/distributions to minorities	(526.4)	(476.2)	
Cash flow after dividends	**375.4**	**308.9**	**21.5**
Cash Conversion (OCF before interest and tax) (%)	108.3	101.9	6.4 pts
Reconciliation to the Cash Flow Statement			
Net operating cash flows before material items	**993.1**	**966.0**	**2.8**
Discontinued businesses			
Material item cash flows in payments	(58.4)	(72.0)	
ATO disputed tax payment	-	(9.1)	
Net cash flow from operating activities	**934.7**	**884.9**	**5.6**

Foster's continues to generate outstanding cash flow in both the beer and wine businesses with cash flow after dividends increasing $66.5 million to $375.4 million.

Cash conversion increased 6.4 percentage points to 108.3% of EBITDAS. Treasury Wine Estates cash conversion was 133.7% and benefited from a reduction in working capital and included a $23 million benefit relating to the timing of bulk wine purchased from the 2010 Australian vintage. CUB cash conversion was 101.1%.

Net capital expenditure was $91.3 million and included $72.5 million of asset sale proceeds primarily relating to vineyard divestments. Gross capex was $163.8 million and included capex associated with Foster's global IT transformation project of approximately $48 million and purchases of oak barrels.

Material item cash flows represent payments associated with the implementation of initiatives identified in the wine strategic review.

The increase in cash dividend payments reflects an increase in the final 2009 dividend per share and a $29.2 million impact relating to the satisfaction of all Dividend Reinvestment Plan (DRP) entitlements in fiscal 2010 through on-market purchases of shares. In fiscal 2009 DRP entitlements associated with the interim 2009 dividend were satisfied through the issue of shares.

Net Debt and Interest Expense

12 Months to 30 June	2010 $m	2009 $m	Change %
Gross borrowings	2,448.8	2,764.6	(11.4)
Debt issuance costs	(24.4)	(19.7)	
Fair value adjustments to fixed debt	140.1	128.6	
Borrowings per balance sheet	2,564.5	2,873.5	(10.8)
Cash	(236.7)	(133.0)	78.0
Fair value of fixed rate debt hedges	(143.2)	(129.1)	
Net debt	2,184.6	2,611.4	(16.3)
Gearing (%)[a]	80.5	69.5	(11.0)pts
Interest Expense ($m)	(118.8)	(146.6)	19.0
Interest Cover (times)[b]	9.3	7.9	1.4 times

(a) Net debt/total equity
(b) EBITS Interest cover, before material items

Since June 2009 net debt has decreased $426.8 million to $2.2 billion. The key contributors to the decline in net debt were $375.4 million of cash flow after dividends and a $110.4 million non-cash decrease in debt as a result of exchange rate movements.

Net interest expense declined by $27.8 million to $118.8 million and included a $28 million benefit from exchange rate movements. Foster's average interest rate in fiscal 2010 was 5.2%.

Foster's debt servicing ratios and cash generation are robust with interest cover of 9.3 times. Gearing increased as the benefit from lower net debt was more than offset by a reduction in total equity following the recognition of the non-cash impairment charge to the carrying value of wine assets.

Foster's retains its long term BBB/Baa2 credit ratings from S&P/Moody's with stable outlooks. Foster's current financial position is well within applicable bank covenants.

Foster's gross debt at 30 June 2010 had an average maturity of 7.1 years, approximately 95% was denominated in US dollars and approximately 48% was at floating interest rates.

As at 30 June 2010, Foster's had $236.7 million of cash and approximately $1.4 billion committed undrawn bank facilities.

Foster's has $321.9 million of debt that is repayable within the next 12 months.

Five Year Summary

	2006	2007	2008	2009	2010
					$million (unless otherwise stated)
Earnings					
Net Sales Revenue	4,350.9	4,555.2	4,372.7	4,491.1	**4,285.6**
EBITS from operations (prior to significant items)					
- Beer	693.6	736.8	793.8	885.3	**922.1**
- Wine	437.9	469.5	392.7	304.1	**221.3**
- Corporate	(58.7)	(51.5)	(47.6)	(24.4)	**(34.7)**
EBITS (Continuing Business)	1,072.8	1,154.8	1,138.9	1,165.0	**1,108.7**
SGARA	(7.1)	(38.0)	1.9	(21.9)	**(18.0)**
EBIT (Continuing Business)	1,065.7	1,116.8	1,140.8	1,143.1	**1,090.7**
Net Interest	(243.3)	(187.1)	(144.7)	(146.6)	**(118.8)**
Income Tax Expense	(248.1)	(260.7)	(279.3)	(266.6)	**272.6**
Minority Interest	(3.6)	(3.7)	(5.8)	(4.4)	**(1.0)**
Material Items (after tax)	(66.4)	107.8	(605.8)	(287.2)	**1,162.7**
Discontinued Operations – trading (after tax)	37.2	23.4	3.6	-	**-**
Discontinued Operations – material items (after tax)	624.7	169.7	2.9	-	**-**
Net Profit after Tax	1,166.2	966.2	111.7	438.3	**(464.4)**
Average Shares Outstanding (Million)	2,012.2	2,012.7	1,937.3	1,923.3	**1,929.6**
Average Dilutive Shares Outstanding (Million)	2,012.2	2,013.5	1,938.3	1,925.2	**1,930.1**
Earnings Per Share	30.5	35.6	36.8	38.5	**36.2**
Reported Basic Earnings Per Share (cents)	58.0	48.0	5.8	22.8	**(24.1)**
Reported Diluted Earnings Per Share (cents)	58.0	48.0	5.8	22.8	**(24.1)**
Cash Flow					
EBITDAS (continuing business)	1,216.7	1,305.7	1,306.5	1,345.0	**1,266.9**
Operating cash flow	835.2	747.3	669.9	884.9	**934.7**
Asset sales and other	828.3	770.4	92.1	9.4	**73.9**
Capital expenditure	(284.9)	(195.2)	(139.3)	(162.6)	**(105.0)**
Investments	(206.3)	(1.4)	-	-	**-**
Dividend payments	(332.9)	(620.2)	(601.9)	(476.2)	**(525.6)**
Share buy-back/new issues	3.3	(124.6)	(180.3)	(2.5)	**(1.8)**
Outside equity interest	(1.8)	(3.1)	(0.7)	-	**(0.8)**
Net cash flow	840.9	573.2	(160.2)	253.0	**375.4**
Financial Strength					
Net Debt (EOP)	3,499.2	2,568.6	2,402.7	2,611.4	**2,184.6**
Total Shareholders' Equity	4,481.7	4,633.2	3,850.7	3,757.4	**2,715.4**
Book Value Per Share ($)	2.2	2.3	2.0	1.9	**1.4**
Net Tangible Assets Per Share ($)	0.4	0.6	0.6	0.5	**0.5**
Net Debt/Equity (%)	78.1	55.4	62.4	69.5	**80.5**
EBITS/Interest Paid cover (times)	4.4	6.2	7.9	7.9	**8.6**
Shareholder Returns					
Dividend (Cents Per Share)	21.50	23.75	26.25	27.25	**12.00**
Dividend Cover (Times)	2.7	2.0	0.2	0.8	**(2.0)**
Franking (%)	100.0	100.0	100.0	100.0	**100.0**
Return on Equity (%)	26.0	20.9	2.9	11.7	**(17.1)**
Share Prices ($)					
- Close	5.47	6.38	5.07	5.15	**5.65**
- Year High	5.98	7.14	6.90	6.17	**6.01**
- Year Low	4.56	5.26	4.82	4.26	**4.93**



FINANCIAL STATEMENTS AND NOTES

Statements of comprehensive income

Foster's Group Limited and its controlled entities.
Statements of comprehensive income for the financial year ended 30 June

	Note	FGL		Consolidated	
		2010	2009	2010	2009
		$m	$m	$m	$m
Revenue	2	0.1	500.7	4,460.9	4,684.5
Cost of sales				(2,528.0)	(2,914.5)
Gross profit		0.1	500.7	1,932.9	1,770.0
Other income	2			6.8	12.2
Selling expenses				(380.6)	(380.1)
Marketing expenses				(268.6)	(300.0)
Administration expenses		(39.4)	(68.0)	(157.1)	(282.1)
Other expenses		(4.7)	(0.3)	(1,327.0)	(90.1)
Share of net profits of associates and joint ventures accounted for using the equity method	11			13.2	15.6
(Loss)/profit before tax and finance costs		(44.0)	432.4	(180.4)	745.5
Finance income		47.4	150.6	6.3	21.9
Finance costs		(106.2)	(174.8)	(125.1)	(168.5)
Net finance costs	2	(58.8)	(24.2)	(118.8)	(146.6)
(Loss)/profit before tax		(102.8)	408.2	(299.2)	598.9
Income tax benefit/(expense)	4	32.0	29.1	(164.2)	(156.2)
Net (loss)/profit		(70.8)	437.3	(463.4)	442.7
Net profit attributable to non-controlling interests				(1.0)	(4.4)
Net (loss)/profit attributable to members of Foster's Group Limited		(70.8)	437.3	(464.4)	438.3
Other comprehensive income					
Cash flow hedges				9.0	2.1
Tax on cash flow hedges				(2.5)	(0.6)
Net investment hedges				81.3	(247.8)
Tax on net investment hedges				(22.8)	69.4
Actuarial loss on defined benefit plans				(1.0)	(18.4)
Tax on actuarial loss on defined benefit plans				0.6	4.6
Exchange difference on translation of foreign operations				(109.9)	169.3
Other comprehensive loss for the year, net of tax				(45.3)	(21.4)
Total comprehensive (loss)/income for the year attributable to members of Foster's Group Limited		(70.8)	437.3	(509.7)	416.9
Non controlling interests				1.0	4.4
Total comprehensive (loss)/income for the year		(70.8)	437.3	(508.7)	421.3
Earnings per share for (loss)/profit attributable to the members of Foster's Group Limited (cents)	6				
- Basic				(24.1)	22.8
- Diluted				(24.1)	22.8

The statements of comprehensive income should be read in conjunction with the accompanying notes.

Statements of financial position

Foster's Group Limited and its controlled entities.
Statements of financial position as at 30 June

	Note	FGL		Consolidated	
		2010	2009	2010	2009
		$m	$m	$m	$m
Current assets					
Cash and cash equivalents	8	2.4	2.5	236.7	133.0
Receivables	9	11,485.2	11,285.4	990.3	980.0
Inventories	10			1,012.8	1,151.2
Non-current assets classified as held for sale	13			35.4	102.8
Derivative financial assets	19			10.3	0.7
Total current assets		11,487.6	11,287.9	2,285.5	2,367.7
Non-current assets					
Receivables	9	8.4	11.4	20.0	22.4
Inventories	10			338.0	323.8
Investments accounted for using the equity method	11			76.0	69.1
Investments in subsidiaries	12	2,056.4	1,804.7		
Property, plant and equipment	14	14.0	18.8	1,688.1	1,938.8
Agricultural assets	15			193.7	237.4
Intangible assets	16	72.6	25.8	1,757.9	2,860.4
Deferred tax assets	4	7.5	12.7	330.0	425.4
Derivative financial assets	19			140.6	129.1
Total non-current assets		2,158.9	1,873.4	4,544.3	6,006.4
Total assets		13,646.5	13,161.3	6,829.8	8,374.1
Current liabilities					
Payables	17	1,215.1	1,216.8	796.9	718.1
Borrowings	20	8,652.6	7,529.6	321.9	370.2
Current tax liabilities		31.9	61.0	33.8	80.2
Provisions	21	4.1	16.4	134.7	186.7
Derivative financial liabilities	19			0.2	3.8
Total current liabilities		9,903.7	8,823.8	1,287.5	1,359.0
Non-current liabilities					
Payables	17	7.9	9.3	9.5	11.4
Borrowings	20			2,242.6	2,503.3
Deferred tax liabilities	4	1.6	1.6	555.2	695.5
Provisions	21	4.1	4.2	18.7	47.5
Derivative financial liabilities	19			0.9	-
Total non-current liabilities		13.6	15.1	2,826.9	3,257.7
Total liabilities		9,917.3	8,838.9	4,114.4	4,616.7
Net assets		3,729.2	4,322.4	2,715.4	3,757.4
Equity					
Contributed equity	22	3,535.4	3,524.1	3,525.0	3,521.7
Reserves	23	0.4	10.4	(428.4)	(373.5)
Retained earnings	23	193.4	787.9	(398.6)	592.0
Total parent entity interest		3,729.2	4,322.4	2,698.0	3,740.2
Non-controlling interest				17.4	17.2
Total equity		3,729.2	4,322.4	2,715.4	3,757.4

The statements of financial position should be read in conjunction with the accompanying notes.

Statements of changes in equity

Foster's Group Limited and its controlled entities.
Statements of changes in equity for the financial year ended 30 June

	Note	FGL		Consolidated	
		2010	2009	2010	2009
		$m	$m	$m	$m
Total equity at the beginning of the financial year		4,322.4	4,359.8	3,757.4	3,850.7
Adjustment resulting from change in accounting policy				(2.5)	-
Restated total equity at the beginning of the financial year		4,322.4	4,359.8	3,754.9	3,850.7
Comprehensive income					
Cash flow hedges (net of tax)	23			6.5	1.5
Net investment hedges (net of tax)	23			58.5	(178.4)
Actuarial losses on defined benefit plans (net of tax)	23, 26	(0.4)	-	(0.4)	(13.8)
Exchange difference on translation of foreign operations	23			(109.9)	169.3
Other comprehensive loss for the year, net of tax		(0.4)	-	(45.3)	(21.4)
Net (loss)/profit		(70.8)	437.3	(463.4)	442.7
Total comprehensive (loss)/income for the financial year		(71.2)	437.3	(508.7)	421.3
Transactions with equity holders in their capacity as owners					
Share based payments	23	(7.7)	(1.0)	(7.7)	(1.0)
Contributions of equity	22	11.3	30.8	3.3	28.4
Dividends paid	7, 23	(525.6)	(504.5)	(525.6)	(504.5)
Non-controlling interests				(0.8)	(16.4)
Acquisition of non-controlling interests	23			-	(21.1)
		(522.0)	(474.7)	(530.8)	(514.6)
Total equity at the end of the financial year		3,729.2	4,322.4	2,715.4	3,757.4

The statements of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statements

Foster's Group Limited and its controlled entities.
Cash flow statements for the financial year ended 30 June

	Note	FGL		Consolidated	
		2010	2009	2010	2009
		$m	$m	$m	$m
		Inflows/ (Outflows)	Inflows/ (Outflows)	Inflows/ (Outflows)	Inflows/ (Outflows)
Cash flows from operating activities					
Receipts from customers				7,089.6	7,532.1
Payments to suppliers, governments and employees		(48.2)	(46.1)	(5,776.5)	(6,233.4)
Dividends received		-	500.0	-	1.2
Interest received		0.1	-	3.4	17.4
Borrowing costs		(0.6)	(1.0)	(114.4)	(172.4)
Income taxes paid		(250.6)	(237.6)	(267.4)	(260.0)
Net cash flows on behalf of controlled entities		-	(500.0)		
Net cash flows from operating activities	30	(299.3)	(284.7)	934.7	884.9
Cash flows from investing activities					
Payments to acquire controlled entities (net of cash balances acquired)				-	(33.1)
Payments for property, plant, equipment and agricultural assets		(1.5)	(5.6)	(105.0)	(162.6)
Payments for acquisition of intangibles, investments and other assets		(47.9)	(23.7)	(58.8)	(23.7)
Payments for issues of loans				-	(0.8)
Net proceeds from repayment of loans		1.0	1.8	1.4	1.8
Proceeds from sale of property, plant and equipment				5.7	5.4
Proceeds from sale of assets held for sale				66.8	-
Proceeds from sale of investments and other assets				-	0.9
Proceeds from sale of controlled entities	30			-	1.3
Net cash flows from investing activities		(48.4)	(27.5)	(89.9)	(210.8)
Cash flows from financing activities					
Payments for shares bought back		(1.8)	(2.5)	(1.8)	(2.5)
Proceeds from borrowings	20			624.9	462.3
Repayment of borrowings	20			(832.5)	(690.0)
Distributions to minority interests				(0.8)	-
Dividends paid	7	(525.6)	(476.2)	(525.6)	(476.2)
Net cash flows on behalf of controlled entities		875.0	790.8		
Net cash flows from financing activities		347.6	312.1	(735.8)	(706.4)
Total cash flows from activities	20	(0.1)	(0.1)	109.0	(32.3)
Cash and cash equivalents at the beginning of the year		2.5	2.6	133.0	160.9
Effects of exchange rate changes on foreign currency cash flows and cash balances				(5.3)	4.4
Cash and cash equivalents at the end of the year	30	2.4	2.5	236.7	133.0

The statements of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of significant accounting policies

Corporate information

The financial report of Foster's Group Limited for the year ended 30 June 2010 was authorised for issue in accordance with a resolution of the Directors on 24 August 2010. Foster's Group Limited is a company limited by shares, incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange.

Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the *Corporations Act 2001*, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report has been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value.

Statement of compliance

This financial report complies with Australian Accounting Standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

A summary of significant accounting policies of the Group under Australian International Financial Reporting Standards (AIFRS) is disclosed below.

Principles of consolidation

The consolidated financial statements have been prepared for the consolidated entity (also referred to as the 'Group') comprising Foster's Group Limited (FGL) as the parent entity, and all its controlled entities. Controlled entities are listed in note 33.

Where control of an entity is obtained during a financial year, its results are included in the statement of comprehensive income from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

The financial reports of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Average exchange rates used for translating profit and loss items in 2010 are AUD$1 = USD 0.8814 and GBP 0.5579 (2009 USD 0.7504 and GBP 0.4623). Period end exchange rates used for translating financial position items in 2010 are AUD$1 = USD 0.8500 and GBP 0.5646 (2009 USD 0.8102 and GBP 0.4890).

New accounting standards and interpretations

The Group has adopted the following new and revised Accounting Standards issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations:

- AASB 8 "Operating Segments", issued February 2007;
- AASB 101 "Presentation of financial statements" (revised) issued September 2007;
- AASB 123 "Borrowing Costs", (revised) issued June 2007;
- AASB 138 "Intangible Assets", (revised) issued July 2008;
- AASB 139 "Financial Instruments: Recognition and Measurement" (revised) issued October 2009;
- AASB 2008-1 "Amendments to AASB 2, Share-based Payments: Vesting Conditions and Cancellations" issued February 2008;
- AASB 2008-2 "Amendments to AASB 132 and AASB 1: Puttable Financial Instruments and Obligations Arising on liquidation" issued March 2008;
- AASB 2009-7 "Amendments to Australian Accounting Standards" which includes editorial amendments to AASB 5, AASB 7, AASB 112, AASB 136, AASB 139 and AASB Interpretation 17;
- AASB Interpretation 15 Agreements for the Construction of Real Estate;
- AASB Interpretation 16 Hedges of a Net Investment in a Foreign Operation;
- AASB Interpretation 17 and AASB 2008-13 Distributions of Non-cash Assets to owners and consequential amendments to Australian Accounting Standards AASB 5 and AASB 110;
- AASB Interpretation 18 Transfers of Assets from Customers;
- AASB 2008-5 and AASB 2008-6 Amendments to Australian Accounting Standards arising from the Annual Improvements Project;
- AASB 2008-7 Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate;
- AASB 2008-8 Eligible Hedged items;
- AASB 2009-2 Improving Disclosures about Financial Instruments;
- AASB 2009-4 Amendments to Australian Accounting Standards arising from the Annual Improvements Project; and
- AASB 2009-Y Amendments to Australian Accounting Standards.

Adoption of the revised AASB 101 has resulted in separate presentation of a statement of comprehensive income and a statement of changes in equity. Comparatives have been restated in the respective statements. With the exception of the "Prior period Accounting Policy change" below, there has been no financial impact of adopting these accounting standards in the current period. The Group has not elected to early adopt any other new Standards or amendments that are issued but not yet effective.

Prior period Accounting Policy change

Expensing of promotional activity costs

The Group has adopted the compiled amendments to AASB 138, "Intangible Assets". The Group now recognises goods or services acquired to provide future economic benefits in the form of promotion activities as an expense when the Group has access to the benefits. Inventory on hand of promotional materials has been reduced by $2.5 million (nil tax effect) and adjusted against opening retained earnings. The change is effective from 1 July 2008. The impact to profit and loss in the current and prior period is not material.

Significant Accounting Policies

Apart from the changes in accounting policy included in these Notes to the Financial Statements, the accounting policies and methods of computation are the same as those adopted in the consolidated financial report for the year ended 30 June 2009.

Operating Segments

In February 2009, Foster's announced the outcome of a comprehensive strategic review of its global wine business. The implementation of the recommendations from the review resulted in the Australian Wine and Beer, Cider and Spirits (BCS) divisions being structurally separated to provide greater management focus, organisational simplicity, financial transparency and performance accountability. This change in structure, as well as the adoption of AASB 8 Operating Segments, has resulted in a change in segments reported by the Group. Comparative amounts have been adjusted accordingly.

The Group has identified its operating segments based on the internal reports reviewed and used by the Chief Executive Officer (the chief operating decision maker) in assessing performance and in determining the allocation of resources. These reports, which are reviewed by the chief executive officer on at least a monthly basis, consider the business from both a geographic and product perspective.

The reportable segments are based on operating segments determined by the similarity of the nature of products, the production process, the types of customers and the methods used to distribute the products.

The Group has identified the following reportable segments:

Carlton and United Breweries (CUB)

This segment is responsible for the sale, marketing and supply of all beer, cider and spirits in Australia, and all operations of beer and wine in Fiji & Samoa.

Australia & New Zealand Wine (ANZ Wine)

This segment is responsible for the manufacture, sale and marketing of wine within Australia and New Zealand.

Europe, Middle East and Africa (EMEA) Wine

This segment is responsible for the sale and marketing of wine within the EMEA region.

Americas Wine

This segment is responsible for the manufacture, sale and marketing of wine within the Americas region.

Asia Wine

This segment is responsible for the sale and marketing of wine within the Asia region.

The results of the beer, cider and spirits (BCS) operations within the Americas, EMEA, New Zealand and Asian region are not reportable segments and are included within "Rest of the World BCS".

Although EMEA Wine and Asia Wine segments do not meet the quantitative thresholds required by AASB 8, management has concluded that these segments should be reported, given the continued focus on these regions.

Types of products and services

Beer, Cider and Spirits (BCS)

Foster's beer portfolio includes brands such as VB, Carlton Draught, Crown Lager and Pure Blonde. In Australia, Foster's also licenses leading international brands including Corona and Asahi. Cider brands include Strongbow and Spirits brands include Cougar, and The Black Douglas.

Wine

Foster's wine portfolio includes some of the world's leading premium wine brands such as Beringer, Penfolds, Lindemans, Wolf Blass and Rosemount.

Accounting policies and inter-segment transactions

Inter-segment revenues represent transactions between legal entities which are recognised based on an internally set transfer price. The price is set on an arm's length basis which is eliminated on consolidation.

Corporate charges

Certain Corporate shared service charges, except for net finance costs, are allocated to each business segment on a proportionate basis linked to segment revenue or head count depending on the nature of the charge to determine a segment result. Unallocated costs are reported in the Corporate segment. Net finance costs are not allocated to segments as the financing function of the Group is centralised through the Group's treasury function.

Segment loans payable and loans receivable

Segment loans are initially recognised at the consideration received excluding transaction costs. Inter-segment loans receivable and payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates.

Other

It is the Group's policy that if items of revenue and expense are not allocated to operating segments, then any associated assets and liability are also not allocated to segments.

Major customers

The Group has one customer whose revenues represent 18.7% (2009: 16%) of the group's reported revenues. This revenue is recorded as a component of the CUB and the ANZ Wine segment.

Recently issued or amended accounting standards

The following Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted for this annual reporting period:

Applicable to the Group for the financial year commencing on or after 1 July 2010

- AASB 1039 Concise Reporting
- AASB 2009-2 Improving Disclosures about Financial Instruments
- AASB 2009-4 Amendments to Australian Accounting Standards arising from the Annual Improvements Project
- AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project
- AASB 2009-8 Amendments to Australian Accounting Standards – Group Cash-Settled Share based payment Transactions [AASB 2]
- AASB 2009-9 Amendments to Australian Accounting Standards – Additional Exemptions for First-time Adopters
- AASB 2009-10 Amendments to Australian Accounting Standards – Classification of Rights Issues [AASB 132]
- AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Standards arising from AASB 9 (effective from 1 January 2013)
- AASB 124 Related Party Disclosures and AASB 2009-12 Amendments to Australian Standards (effective from 1 January 2011)
- AASB Interpretation 19 Extinguishing financial liabilities with equity instruments and AASB 2009-13 Amendments to Australian Standards arising from Interpretation 19 (effective from 1 July 2010)
- AASB 2009-14 Amendments to Australian Interpretation – Prepayments of a Minimum Funding Requirement (effective from 1 January 2011)

The Group has not determined the financial impact of adopting the new or amended accounting standards applicable on or after 1 July 2010.

Summary of significant accounting policies

The significant accounting policies applied by the Group are described below.

Revenue recognition

Revenue is measured at the fair value for the consideration received or receivable. Amounts disclosed as operating revenue are net of sales discounts, duties and taxes.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group, and revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Sale of goods

Revenue is recognised when the significant risk and rewards of ownership have passed to the buyer, the amount can be reliably measured and collectability of the related receivables is reasonably assured. Generally, revenue is recognised when goods are despatched or when goods are delivered.

Products are often sold with volume discounts and other rebates. Sales are recorded based on the price specified in the sales contracts, net of the estimated discount or rebate at the time of sale. Accumulated experience is used to estimate and provide for the discounts based on anticipated annual purchases.

Property

Revenue from the sale of non-residential properties is recognised when an executable contract becomes unconditional.

Interest income

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Royalties

Revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Dividends

Revenue is recognised when the right to receive payment is established.

Borrowing costs

Borrowing costs are recognised as an expense when incurred. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of the asset.

Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of cash, shares issued or liabilities undertaken at the date of acquisition.

Costs directly attributable to the acquisition are expensed when they are incurred. Transaction costs arising on the issue of equity instruments are recognised directly in equity. Where settlement of any part of cash consideration is deferred, the amount payable in the future is discounted to its present value as at the date of acquisition.

Impairment of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists or when annual impairment testing for an asset is required, the Group makes a formal assessment of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised in the current period statement of comprehensive income.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such a reversal is recognised in the statement of comprehensive income. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Impairment losses recognised for goodwill are prohibited from being reversed.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits held at call with banks, cash in transit, short-term deposits and investments with original maturities of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Credit terms are as follows:

Beer, cider, spirits and non alcoholic beverages

Credit terms for beer, cider and non alcoholic beverages are generally 14 days from the date of invoice and 35 days from the date of invoice for spirit sales.

Wine

Wine trade terms are generally between 30–135 days depending on the nature of the transaction.

All receivables are regularly reviewed and a provision for impairment of trade receivables is established when there is objective evidence that all amounts may not be collectible according to the original terms of the sales transaction. Bad debts are written-off when identified.

Other receivables

Other debtors

Other debtors are initially recorded at fair value of the consideration received or receivable.

Other debtors are classified as current assets unless the debtor has an unconditional right to defer settlement of the asset for at least 12 months after the statement of financial position date, in which case they are classified as non-current other debtors.

Subsequent measurement of other non-current debtors occurs at amortised cost, where the nominal value is discounted to present value, using the effective interest rate of the asset over the expected period of settlement.

Loans

Loans comprise employee share loans, loans to controlled entities and loans to Director related entities and other persons. All loans except for certain inter-entity loans are non-interest bearing and are initially recognised at fair value and subsequently recorded at amortised cost, representing the present value of the loan, calculated using the effective interest rate of the loan over its term.

Inventories

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower of cost (using average or FIFO basis) and estimated net realisable value.

Cost of manufactured goods is determined on a consistent basis, comprising raw materials, direct labour, other direct costs and related production overheads based on normal operating capacity but exclude borrowing costs.

Net realisable value represents the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs to be incurred in the marketing, selling and distribution.

Inventories of wine stocks, shown as work in progress at cost, have been classified between current and non-current based on sales projections for the ensuing year.

Investments in controlled entities

Investments in controlled entities are accounted for using the purchase method. Under this method, the cost of an acquisition is measured at fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the statement of comprehensive income.

Changes in ownership interests of a subsidiary (that do not result in loss of control) are accounted for as an equity transaction, and have no impact on goodwill. To the extent that the consideration received for the acquisition of non-controlling interest exceeds the carrying value, the excess is recognised directly in equity attributable to the controlling interest.

Investments in associates and joint ventures

In the consolidated financial statements, investments in associates, which includes partnerships, are accounted for using the equity method of accounting and are initially recognised at cost.

Under this method, the Group's share of profits or losses are recognised in the statement of comprehensive income and its share of movements in reserves are recognised in the Group's consolidated other comprehensive income. The cumulative post acquisition changes in the Group's share of net assets of the associate, less any impairment losses, are adjusted against the cost of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise any further losses, unless it has an obligation on behalf of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses, when applicable, in the consolidated Statement of comprehensive income. Associates are those entities over which the Group has significant influence, but not control and which is neither a subsidiary nor a joint venture.

Unrealised gains and losses in transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates.

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial assets at fair value through the profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognised in the statement of comprehensive income.

Held-to-maturity investment

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification.

Interest bearing investments that are intended to be held-to-maturity are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in the statement of comprehensive income when the investments are derecognised or in the event of impairment, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the statement of comprehensive income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified within any of the three preceding categories. After initial recognition available-for sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of comprehensive income.

For investments that are actively traded in organised financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the statement of financial position date.

For investments where there is no active market or no quoted market price, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment; discounted cash flow analysis and option pricing models.

Derecognition of financial assets

The derecognition of a financial asset takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party. The derecognition of financial assets takes place when the rights to receive cash flow from the assets expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Financial guarantees

Where a contract meets the definition of a financial guarantee, the contract is recognised at fair value at inception and then recognised at the greater of amortised cost, or the best estimate of total payments under the contract terms.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.

Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term.

Where an asset is acquired by means of a finance lease, which effectively transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, costs are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statement of comprehensive income.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Property, plant & equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

The Group depreciates plant and equipment so that the assets are written-off over their estimated useful economic lives, using reducing balance or straight-line methods as appropriate. Lease premiums and leasehold improvements are written-off over the period of the lease or estimated useful economic life, whichever is the shorter.

Plant and equipment under construction is shown as "Projects in Progress" at cost. The cost of construction includes the cost of materials used in construction, direct labour on the project, and an appropriate proportion of variable and fixed overheads.

The depreciation rates used for each class of asset are as follows:

Freehold buildings and improvements	1.5%
Leasehold buildings and improvements (representing average lease term)	4.0%
Plant and equipment	2.5%-40.0%

The assets' residual values, useful lives and amortisation methods are reviewed and adjusted, if appropriate, at each financial year-end.

Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of comprehensive income in the period the asset is derecognised.

Intangible assets

Brand names

Acquired brand names are initially included in the financial statements at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred. The cost of acquired brand names is determined by reference to independent valuations performed on the acquisition of businesses.

The useful lives of intangible assets are assessed to be either finite or indefinite. Brand names with a long-term strategic focus have indefinite lives and are not amortised. In certain circumstances where brand names have definite lives, the carrying amount of the applicable brand names are amortised over their expected useful lives (generally five years) and the expense is taken to the statement of comprehensive income.

Brand names are tested for impairment where an indicator of impairment exist, and in the case of indefinite lived brand names the carrying value is tested for impairment as part of the annual testing of cash generating units. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Expenditure incurred in developing, maintaining or enhancing brand names is written-off in the statement of comprehensive income in the year in which it is incurred.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of the cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

IT development costs

IT development costs are included in the financial statements as Intangible assets at cost. Following initial recognition, IT development costs are carried at cost less any accumulated amortisation. IT development costs include the cost of purchased software and labour used in the development of software, and software licenses and are amortised over the expected useful life of the intangible asset (generally 5 years).

Agriculture

Agriculture comprises grape vines and olive trees. Both of these assets are measured at fair value less estimated point of sale costs, with changes in the fair value during the period recognised in the statement of comprehensive income. Costs incurred in maintaining agricultural assets are recognised as expenses in the statement of comprehensive income.

The fair value of picked grapes and olives is recognised as income in the statement of comprehensive income in the period of harvest.

Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increase in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale.

Interest-bearing loans and borrowings

Interest bearing loans and borrowings are initially recorded at fair value of the consideration received, net of issue costs directly associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, which present values the borrowing using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on issuance.

Gains and losses are recognised in the statement of comprehensive income in the event that the liabilities are derecognised.

Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity.

Trade payables are normally settled within 60 days from the end of the month from which the invoice is received.

Employee benefits

Wages, salaries, annual leave, bonuses and non-monetary benefits

Liabilities for employees' entitlements to wages and salaries, annual leave and other current employee entitlements (that are expected to be paid within twelve months) are accrued at undiscounted amounts, calculated at amounts expected to be paid as at reporting date.

Liabilities for other employee entitlements, which are not expected to be paid or settled within twelve months of reporting date, are accrued in respect of all employees at the present value of future amounts expected to be paid.

Liabilities for short-term bonus plans (STIP) are recognised where there is a contractual or constructive obligation and accrued on an undiscounted basis.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of the current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling more than 12 months after balance date are discounted to present value.

Superannuation plan

The Group has both defined benefit and defined contribution superannuation plans.

An asset or liability is recognised in the statement of financial position in respect of the defined benefit plans at the present value of the defined benefit obligation at balance date less the fair value of plan assets, together with adjustments for unrecognised actuarial past service costs. The defined benefit obligation is calculated regularly by an independent actuary.

Actuarial gains and losses are adjusted directly against other comprehensive income.

For defined contribution plans, contributions are recognised as an employee benefit expense when they are due.

Shared-based Payment Transactions/ Employee Share Plans

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised over the vesting period of the equity instrument. The fair value is determined by an external valuer using a binomial model.

Shares issued to employees under the Long Term Incentive Plan (LTIP) are recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the rights to receive shares granted to employees. At each reporting date, the Group revises its estimates of the number of LTIP rights that are expected to become exercisable. The Company recognises the impact of the revision of original estimates immediately to the extent it relates to past services and the rest, if any, over the remaining vesting period in the statement of comprehensive income, and a corresponding adjustment to equity.

Shares issued to employees under the employee share grant plan are recognised as an expense at the fair value of the granted shares.

Provisions

Provisions are recognised when a present obligation (legal, equitable or constructive) to make a future sacrifice of economic benefits to other entities arises as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Restructuring

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Restructuring provisions are only recognised on acquisition when the provision is a recognised liability of the acquired entity at the time of acquisition.

The cost of restructurings provided for is the estimated future cash flows, discounted at the appropriate rate reflecting the risks of the restructuring activities.

Onerous contracts

Provisions recognised in relation to onerous contracts are recognised where the unavoidable costs of meeting the obligations under these contracts exceed the expected benefits expected to be received.

Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in Australian dollars, which is the functional and presentation currency of the Company and its Australian subsidiaries. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions denominated in a foreign currency are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, arising from those transactions, are retranslated at the exchange rates at reporting date.

Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at year-end are recognised in the statement of comprehensive income, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. These amounts remain in equity until either the hedged transaction occurs or the disposal of the net investment, at which time they are recognised in the statement of comprehensive income.

Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Foreign group companies

The results and financial position of the foreign group entities that have a functional currency different to Australian dollars are translated into the presentation currency of the Company (being Australian dollars) as follows:

(i) assets and liabilities are translated at the closing rate at the statement of financial position date;

(ii) income and expenses for each statement of comprehensive income are translated at the weighted average exchange rates for the period;

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholder's equity.

Monetary items form part of a net investment in a foreign operation even if they are not denominated in the functional currency of the entity or the foreign operation.

When a foreign operation is sold, the cumulative exchange difference in the foreign currency translation reserve for this operation is recognised in the statement of comprehensive income as part of the gain and loss on sale.

Derivative financial instruments

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability; cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction; or hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Forecast intra-group transactions qualify as a hedged item when the transaction is highly probable, not in the functional currency of the entity entering into the transaction and the foreign currency risk will affect the consolidated position. Gains or losses recognised directly in equity are reclassified into the statement of comprehensive income in the same period or periods the foreign currency risk affects consolidated statement of comprehensive income.

In relation to fair value hedges (interest rate swaps) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the statement of comprehensive income.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the statement of comprehensive income.

Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the statement of comprehensive income such that it is fully amortised by maturity.

In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the statement of comprehensive income.

When the hedged firm commitment results in the recognition of an asset or a liability, the associated gains or losses that had previously been recognised in equity, are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the statement of comprehensive income in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year. Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

Impairment of financial assets

Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in the statement of comprehensive income.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is revised. Any subsequent reversal of an impairment loss is recognised in the statement of comprehensive income, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Available-for-sale investments

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the statement of comprehensive income.

Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses for debt instruments are reversed through profit or loss if the increase in an instrument's fair value can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the statement of financial position date.

Deferred income tax is provided on all temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each statement of financial position date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the local tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws applicable to the origin of the temporary differences) that have been enacted or substantively enacted at the statement of financial position date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the statement of comprehensive income.

No provision has been made for foreign taxes which may arise in the event of retained profits of foreign controlled entities being remitted to Australia as there is no present intention to make any such remittances.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Deferred tax assets and deferred tax liabilities associated with indefinite life intangibles such as brand names are measured based on the tax consequences that would follow from the sale of that asset.

Deferred tax assets are only booked where recovery of that asset is probable.

Tax consolidation legislation

Foster's Group Limited (FGL) has formed a consolidated group for income tax purposes with each of its Australian resident subsidiaries.

The head entity, FGL and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured on a "group allocation" approach, under which the current and deferred tax amounts for the tax-consolidated group are allocated among each reporting entity in the group.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as deduction, net of tax from the proceeds.

Earnings per share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of FGL by the weighted average number of ordinary shares outstanding during the year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares issued in relation to dilutive potential ordinary shares.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are:

Net realisable value of inventory

Inventories of finished goods, raw materials and stores and work in progress are valued at lower of cost and estimated net realisable value. The period over which some wine inventories are converted from raw materials to finished goods can be a significant length of time. For this component of finished goods, net realisable value is determined using forecast demand and expected market prices at the time the wine is expected to be sold. Forecast demand and market prices can vary significantly over the holding period up to the likely date of sale and therefore, involves estimating the most likely conditions at the expected point of sale.

Agriculture

The fair value of acquired vines is determined with reference to independent valuations of vineyards and the market price of purchased vines (rootlings). Subsequent movements in the fair values of vines are determined through operational reviews or valuations of the vineyard portfolio which identify, where applicable, any factors affecting the long term viability and value of the vines.

Critical estimates are required in the identification of factors that have a long-term impact on the viability of the vines and in the measurement of the change in value such factors have on the valuation of vines.

Taxation

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Change in accounting estimate

Americas trade discounts and rebates

During 2009 initiatives implemented by the America's business led to significant improvements in information on customer claims for discounts and rebates. This information provided management with a more timely and realistic position of the amount due to customers at any point in time. This change in the estimation process resulted in an additional $17.7 million of discount and rebate accruals recognised in the comparative period. The impact of the change in estimate in future years will depend on the level of promotional activity offered to customers.

Critical judgements in applying the entity's accounting policies

Recoverable amount write-down

The Wine business impairment charges (refer Note 3 Material Items) recognised in 2010 have been determined based on an assessment of the recoverable amount of the Wine business cash generating units. This determination requires judgement in the future cash flows, discount rates, exchange rates and fair value of assets. Refer further information in Note 16 Intangible assets.

The allocation of the 2010 Wine business impairment charge between brand names, property, plant and equipment and agricultural assets has been made with reference to information from independent valuations.

The 2009 impairment charges to wine assets held for sale were based on management's estimate of recoverable amount having regards to available external market information.

Useful life of intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Brand names that have indefinite lives are not amortised. Management use judgement in determining whether an individual brand will have a finite life or an indefinite life. In making this determination, management make use of information on the long-term strategy for the brand, the level of growth or decline of the markets that the brand operates in, and the history of the market and the brand's position within that market. If a brand is assessed to have a finite life, management will use judgement in determining the useful life of the brand and will consider the period over which expected cash flows will continue to be derived in making that decision.

Rounding of amounts

The company is a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission (ASIC), relating to the rounding off of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest tenth of one million dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Parent entity disclosure

The Group has adopted Class Order 10/654, issued by ASIC, regarding parent entity disclosure. Parent entity financial statements are included in the Group's consolidated report as the Directors believe that parent entity disclosure provides useful information to users of the financial report.

Note 2 Revenue, income and expenses

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Revenue				
Sales revenue			4,281.2	4,485.9
Royalties			4.4	5.2
Net sales revenue			4,285.6	4,491.1
Dividends	-	500.0	-	1.2
Other revenue	0.1	0.7	175.3	192.2
Total other revenue	0.1	500.7	175.3	193.4
Total revenue	0.1	500.7	4,460.9	4,684.5
Other Income				
Net profit on disposal of				
- property, plant and equipment			6.8	4.5
- agricultural assets			-	0.6
- assets held for sale			-	7.1
Total other income			6.8	12.2
Depreciation	(6.2)	(6.0)	(156.9)	(178.0)
Amortisation	(1.1)	-	(1.3)	(2.1)
Total depreciation and amortisation	(7.3)	(6.0)	(158.2)	(180.1)
Net agriculture valuation movement			(66.1)	21.9
Finance income				
- controlled entities	45.3	148.2		
- other persons	0.1	-	4.3	19.1
- fair value loans	2.0	2.4	2.0	2.8
	47.4	150.6	6.3	21.9
Finance costs				
- controlled entities	(105.6)	(173.8)		
- other persons	(0.6)	(1.0)	(125.1)	(168.5)
	(106.2)	(174.8)	(125.1)	(168.5)
Net finance costs	(58.8)	(24.2)	(118.8)	(146.6)
Other disclosures				
Amounts (to)/from provisions				
- doubtful debts - trade debtors			(1.1)	(0.2)
- doubtful debts - other debtors	1.5	-	(0.7)	-
- employee entitlements	(3.0)	(25.8)	(28.1)	(126.1)
- other	1.4	(5.4)	14.0	(25.7)
Write-down in value of inventories			(9.1)	(85.7)
Rental expense relating to operating leases	(4.3)	(4.3)	(74.7)	(68.9)
Defined benefit superannuation expense			(3.8)	(4.2)
Impairment of non-current assets				
- property, plant and equipment			(184.2)	(21.5)
- intangible assets			(1,065.6)	(2.3)
- assets held for sale			29.0	(183.4)

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, wine and other alcoholic beverage products is after deducting excise and other duties and taxes of $1,928.2 million (2009: $1,931.1 million). Net sales include amounts for freight charged to customers. Sales revenue includes the sale of beer, spirits, cider and wine products.

Other revenue mainly includes sales of non-alcoholic beverages, sales by Capital Liquor, hop extract sales and bio-resources revenue.

Note 3 Material items

Individually material items included in profit/(loss) before income tax:

	Note	FGL 2010 $m	FGL 2009 $m	Consolidated 2010 $m	Consolidated 2009 $m
2010 wine asset impairment					
– goodwill	16			(759.9)	-
– brand names (tax benefit applicable: $17.0 million)	16			(305.7)	-
– property, plant & equipment (tax benefit applicable: $67.6 million)	16			(177.9)	-
– agriculture asset fair value adjustments (tax benefit applicable: $14.4 million)				(48.1)	-
				(1,291.6)	-
Wine review and business restructure impairment charges and provisions					
– Wine assets held for sale (tax expense applicable $8.6 million; 2009: $45.1 million benefit)				26.0	(190.4)
– brand names (tax benefit applicable 2009: $0.2 million)				-	(2.3)
– other asset provisions (tax benefit applicable $2.9 million; 2009: $28.5 million)				(8.3)	(85.7)
– employee provisions (consolidated tax expense applicable $1.8 million; 2009: $28.3 million benefit, FGL tax benefit $0.2 million; 2009: $6.6 million)		(0.5)	(22.0)	5.1	(90.5)
– other provisions (consolidated tax benefit applicable 2009: $3.3 million, FGL: $1.2 million)		-	(3.9)	-	(12.2)
– other costs (consolidated tax benefit applicable $0.7 million; 2009: $5.0 million, FGL tax benefit applicable $0.6 million; 2009: $2.0 million)		(2.0)	(6.6)	(2.3)	(16.5)
Tax provision release (tax benefit $16.2 million)				-	-
		(2.5)	(32.5)	20.5	(397.6)
Total material items (consolidated tax benefit applicable $108.4 million; 2009: $110.4 million, FGL $0.8 million; 2009: $9.8 million)		(2.5)	(32.5)	(1,271.1)	(397.6)

Total consolidated material items after tax is $1,162.7 million (2009: $287.2 million), FGL $1.7 million (2009: $22.7 million).

Material item expenditure of $1,271.1 million has been disclosed under other expenses. In the previous period, material item expenditure has been disclosed in the consolidated statement of comprehensive income under cost of sales $258.3 million, other expenses $29.3 million, administrative expenses $110.0 million and other income $17.9 million.

Note 4 Income tax

The major components of income tax expense/(benefit) are:

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Current income tax				
Current income tax charge	(36.7)	(24.1)	223.5	247.0
Prior year under/(over) provision	(0.2)	0.7	(12.8)	(8.2)
Deferred income tax				
Origination and reversal of temporary differences	4.9	(5.7)	(46.5)	(82.6)
Total tax expense/(benefit)	(32.0)	(29.1)	164.2	156.2
Deferred income tax (revenue)/expense included in the income tax expense/(benefit) comprises				
– decrease/(increase) in deferred tax assets	4.9	(4.9)	85.1	(62.1)
– (decrease)/increase in deferred tax liabilities	-	(0.8)	(131.6)	(20.5)
	4.9	(5.7)	(46.5)	(82.6)

The amount of income tax expense/(benefit) as shown in the statement of comprehensive income differs from the prima facie income tax expense/(benefit) attributable to earnings. The differences are reconciled as follows:

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Profit/(loss) before tax excluding material items	(100.3)	440.7	971.9	996.5
Material items before tax	(2.5)	(32.5)	(1,271.1)	(397.6)
	(102.8)	408.2	(299.2)	598.9
Prima facie income tax expense/(benefit) attributable to profit/(loss) from operations calculated at the rate of 30% (2009: 30%)	(30.8)	122.5	(89.8)	179.7
tax effect of:				
(Recognition)/utilisation of tax losses			(8.4)	(65.6)
Non taxable income and profits, net of non-deductible expenditure	(0.3)	(149.2)	(1.9)	12.8
Impairment provision			296.2	-
Sundry items	(0.7)	-	(12.9)	7.2
Restatement of deferred tax balances	-	(3.1)	-	38.9
Foreign tax rate differential			(6.2)	(8.6)
Under/(over) provisions in previous years	(0.2)	0.7	(12.8)	(8.2)
Total tax expense/(benefit) including material items	(32.0)	(29.1)	164.2	156.2
Income tax benefit/(expense) on operations	32.8	19.3	(272.6)	(266.6)
Income tax benefit/(expense) attributable to material items	(0.8)	9.8	108.4	110.4
Income tax (expense)/benefit including material items	32.0	29.1	(164.2)	(156.2)

Deferred income tax relates to the following:

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Movement in deferred tax assets:				
Opening balance	12.7	7.8	425.4	317.7
– credited/(charged) to the income statement	(4.9)	4.9	(85.1)	62.1
– credited/(charged) to equity			(10.3)	45.6
– other	(0.3)	-		
Closing balance	7.5	12.7	330.0	425.4
Movement in deferred tax liabilities:				
Opening balance	1.6	2.4	695.5	724.7
– (credited)/charged to the income statement	-	(0.8)	(131.6)	(20.5)
– (credited)/charged to equity			(8.7)	(8.7)
Closing balance	1.6	1.6	555.2	695.5
Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity:				
Current tax – debited/(credited) directly to equity				
Net deferred tax – debited/(credited) directly to equity			(19.0)	37.0
Total current and deferred tax recognised directly in equity	-	-	(19.0)	37.0

Deferred tax asset

There are potential future income tax benefits relating to accumulated losses in Australia and overseas which have not been brought to account. These possible benefits amount to $466 million (2009: $275 million), FGL $455 million (2009: $254 million).

The amount attributable to FGL relates primarily to tax losses that are associated with the Ashwick litigation and includes an amount that was previously undisclosed. Having regard to the current status of the Ashwick litigation, the Group considers that it is appropriate to disclose the entire balance of unused tax losses. The Group has accumulated tax losses of $1,491.6 million ($447.5 million potential benefits) that are associated with the Ashwick litigation which have not been brought to account.

These benefits will be obtainable only if and to the extent that:

- Foster's is ultimately successful in the litigation related to tax losses associated with Ashwick litigation;
- the consolidated entity derives future assessable income of a nature and amount sufficient to enable the benefit from the deduction to be realised;
- the consolidated entity continues to comply with the conditions for deductibility imposed by tax laws of various countries; and
- any further changes in the tax laws of a relevant country do not adversely affect the ability of the consolidated entity to realise the benefit of the deductions.

Deferred tax assets	FGL		Consolidated	
The balance comprises temporary differences attributable to:	2010	2009	2010	2009
	$m	$m	$m	$m
Inventory			5.1	7.9
Fixed assets	2.7	-	2.7	-
Accruals	1.8	4.0	6.6	22.1
Provisions	2.1	4.3	148.2	184.5
Deferred interest			29.2	36.2
Foreign exchange			28.3	17.7
Tax losses			90.5	130.0
Other tax receivable			1.2	3.9
Other	0.9	4.4	18.2	23.1
Total deferred tax assets	7.5	12.7	330.0	425.4
Deferred tax liabilities				
The balance comprises temporary differences attributable to:				
Inventory			22.5	48.2
Fixed assets			184.4	248.7
Intangibles			149.2	218.3
Foreign exchange			70.9	36.7
Other	1.6	1.6	128.2	143.6
Total deferred tax liabilities	1.6	1.6	555.2	695.5

Australian Tax Consolidation

Foster's Group Limited (FGL) has formed a consolidated group for income tax purposes with each of its wholly-owned Australian resident subsidiaries.

The members of the group have entered a tax sharing agreement pursuant to which the subsidiaries may be required to contribute to the tax liabilities of the group in the event of default by the head entity or upon leaving the group. At 30 June 2010, the possibility of default by the head entity was remote.

Ongoing tax audits

The Group is subject to ongoing tax audits by taxation authorities in several jurisdictions covering a variety of taxes. The Group fully co-operates with these enquiries as and when they arise.

Note 5 Segment results

2010	CUB	ANZ wine	Americas wine	Asia wine	EMEA wine	Total segments	Rest of world BCS	Corporate/ Unallocated	Consolidated
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Total revenue	2,511.4	1,004.4	940.9	66.5	363.4	4,886.6	58.5	0.2	4,945.3
Less: Inter-segment revenue	(13.9)	(437.6)	(6.8)	-	(26.1)	(484.4)	-	-	(484.4)
Total external revenue	2,497.5	566.8	934.1	66.5	337.3	4,402.2	58.5	0.2	4,460.9
Comprised of:									
– Net sales revenue	2,337.1	554.5	933.0	66.3	336.4	4,227.3	58.3	-	4,285.6
– Other revenue	160.4	12.3	1.1	0.2	0.9	174.9	0.2	0.2	175.3
Depreciation	53.6	63.2	30.2	-	1.6	148.6	0.1	8.2	156.9
Amortisation	0.3	-	-	-	-	0.3	-	1.0	1.3
Share of profit of associates & joint ventures	-	1.2	-	-	-	1.2	12.0	-	13.2
Management EBITS	904.1	75.8	107.4	23.1	15.0	1,125.4	18.0	(34.7)	1,108.7
SGARA loss	-	(15.8)	(2.2)	-	-	(18.0)	-	-	(18.0)
Material items	0.6	(984.6)	(70.2)	-	(209.9)	(1,264.1)	-	(7.0)	(1,271.1)
Net finance costs	-	-	-	-	-	-	-	(118.8)	(118.8)
Profit/(loss) before tax	904.7	(924.6)	35.0	23.1	(194.9)	(156.7)	18.0	(160.5)	(299.2)
Capital expenditure	36.2	48.4	28.3	-	1.0	113.9	-	49.9	163.8
Segment assets	1,811.1	1,840.3	1,583.7	0.1	388.4	5,623.6	97.4	1,108.8	6,829.8

2009	CUB	ANZ wine	Americas wine	Asia wine	EMEA wine	Total segments	Rest of world BCS	Corporate/ Unallocated	Consolidated
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Total revenue	2,459.3	1,115.5	1,104.8	71.5	411.7	5,162.8	67.6	1.3	5,231.7
less: Inter-segment revenue	-	(509.2)	(10.6)	-	(27.4)	(547.2)	-	-	(547.2)
Total external revenue	2,459.3	606.3	1,094.2	71.5	384.3	4,615.6	67.6	1.3	4,684.5
Comprised of:									
– Net sales revenue	2,279.2	598.8	1,093.2	71.2	381.6	4,424.0	67.1	-	4,491.1
– Other revenue	180.1	7.5	1.0	0.3	2.7	191.6	0.5	1.3	193.4
Depreciation	67.5	64.2	36.5	-	2.8	171.0	0.3	6.7	178.0
Amortisation	0.3	1.8	-	-	-	2.1	-	-	2.1
Share of profit of associates & joint ventures	-	-	-	-	-	-	15.6	-	15.6
Management EBITS	860.7	71.6	159.3	27.8	45.4	1,164.8	24.6	(24.4)	1,165.0
SGARA profit/(loss)	-	(22.2)	0.3	-	-	(21.9)	-	-	(21.9)
Material items	(45.5)	(250.8)	(67.2)	-	(1.6)	(365.1)	-	(32.5)	(397.6)
Net finance costs	-	-	-	-	-	-	-	(146.6)	(146.6)
Profit/(loss) before tax	815.2	(201.4)	92.4	27.8	43.8	777.8	24.6	(203.5)	598.9
Capital expenditure	57.1	62.5	35.9	-	1.2	156.7	0.2	29.4	186.3
Total assets	1,813.4	3,021.4	1,777.7	0.1	620.8	7,233.4	102.7	1,038.0	8,374.1

Management EBITS

The chief executive officer assesses the financial performance of each segment by analysing the segment's result on a measure of management EBITS. Management EBITS is defined as profit from continuing operations excluding the effect of net finance costs, tax, material items and the net profit effects of agricultural assets (SGARA). Corporate charges are allocated to each segment on a proportionate basis linked to segment revenue or head count depending on the nature of the charge.

Segment assets

Segment assets are those operating assets of the entity that the management committee views as directly attributing to the performance of the segment. Cash, tax and Corporate related assets are not considered to be operating assets and are therefore excluded from segment assets, and instead included in the Corporate/Unallocated column.

External revenue by product	2010	2009
	$m	$m
BCS	2,395.4	2,346.3
Wine	1,890.2	2,144.8
Other	175.3	193.4
Total	**4,460.9**	**4,684.5**

External revenue by geography	2010	2009
	$m	$m
Australia	2,898.2	2,880.4
Americas	937.9	1,099.7
EMEA	341.0	386.9
Other	283.8	317.5
Total	**4,460.9**	**4,684.5**

Non-current assets by geography	2010	2009
	$m	$m
Australia	2,893.2	4,025.0
Americas	1,288.7	1,401.6
EMEA	249.1	452.7
Other	113.3	127.1
Total	**4,544.3**	**6,006.4**

Americas external revenue predominantly includes amounts for the United States of America. Other significant external revenue in the Americas category is from Canada $125.8 million (2009: $159.9 million).

All non current assets in Americas are held in the United States.

Corporate prior period profit before income tax includes $5.6 million profit from the settlement of residual ALH properties.

Note 6 Earnings per share

	Consolidated	
	2010	2009
Basic earnings per share		
Basic earnings per share (cents) based on net (loss)/profit attributable to members of Foster's Group Limited	**(24.1)**	22.8
Diluted earnings per share		
Diluted earnings per share (cents) based on net (loss)/profit attributable to members of Foster's Group Limited	**(24.1)**	22.8
Weighted average number of shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**1,929,635**	1,923,299
Effect of dilution:		
Deferred shares & options (in thousands)	**426**	1,943
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**1,930,061**	1,925,242

Earnings reconciliation

	$m	$m
Basic earnings per share		
Net (loss)/profit	**(463.4)**	442.7
Net (loss)/profit attributable to non-controlling interests	**(1.0)**	(4.4)
Net (loss)/profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	**(464.4)**	438.3
Diluted earnings per share		
Net (loss)/profit	**(463.4)**	442.7
Net (loss)/profit attributable to non-controlling interests	**(1.0)**	(4.4)
Net (loss)/profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**(464.4)**	438.3

Note 7 Dividends

	FGL	
	2010	2009
	$m	$m
Interim dividend of 12.00 cents per ordinary share paid 1 April 2010 (2009: 12.00 cents per ordinary share paid 2 April 2009)	231.6	230.7
Final dividend of nil cents per ordinary share (2009: 15.25 cents per ordinary share paid 6 October 2009)	-	293.9
Total dividend of 12.00 cents per ordinary share (2009: 27.25 cents per ordinary share)	231.6	524.6
The 2009 final dividend has not been recognised as a liability in the financial statements.		
Total franked dividends for 2010: 12.00 cents per ordinary share (2009: 27.25 cents per ordinary share)	231.6	524.6
The amount of dividends that have been or will be franked	525.6	504.5
Amount of franking credits available for the subsequent year	88.2	103.9
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	525.6	476.2
Satisfied by the issue of shares	-	28.3
	525.6	504.5

	Consolidated	
	2010	2009
	$m	$m
Franking credit balance		
The amount of franking credits available for the subsequent financial year are:		
- franking account balance as at the end of the financial year at 30% (2009: 30%)	56.5	31.3
- franking credits that will arise from the payment of income tax payable at the end of the financial year	31.7	72.6
The amount of franking credits available for future reporting periods:	88.2	103.9
- impact on the franking account of dividends proposed or declared before the financial report was authorised for issue but not recognised as a distribution to equity holders during the period	-	(126.0)
	88.2	(22.1)

The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year. All dividends have been 100% franked at a tax rate of 30%.

The Company's dividend reinvestment plan ('DRP') continues to be available to eligible shareholders. For dividend payments, shares are allotted at an amount which is based on the daily volume weighted average price for fully paid ordinary shares sold on the ASX for an eight trading day period starting from two days after the record date.

Note 8 Cash and cash equivalents

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
At bank, on hand and in transit	2.4	2.5	123.1	111.2
On deposit			113.6	21.8
Total cash and cash equivalents	2.4	2.5	236.7	133.0

Note 9 Receivables

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Current				
Trade debtors			643.6	637.9
Provision for doubtful debts			(6.1)	(7.4)
Other debtors	22.4	24.1	311.3	309.9
Provision for doubtful debts	-	(1.5)	(2.3)	(1.5)
Loans to other persons			1.5	1.9
Employee share plan loans	0.3	0.3	0.3	0.3
Amounts due from controlled entities	11,920.6	11,722.3		
Provision for doubtful debts	(466.0)	(466.0)		
Prepayments and deferred expenses	7.9	6.2	42.0	38.9
Total current receivables	11,485.2	11,285.4	990.3	980.0
Non current				
Other debtors	6.0	8.1	10.0	9.6
Employee share plan loans	2.4	3.3	2.4	3.3
Prepayments and deferred expenses			7.6	9.5
Total non current receivables	8.4	11.4	20.0	22.4

Accounts receivable balances are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Refer to note 1 policy for recognition of receivables.

Other debtors includes an amount of $256.7 million (FGL $22.0 million) (2009: $256.7 million (FGL $22.0 million)) receivable from the Australian Tax Office. This amount is in relation to disputed tax assessments described further in note 29 Contingent Liabilities. There are no other debtors that are past due.

Foreign exchange transaction disclosures

Total trade receivables balances, net of provisions for doubtful debts at the reporting date were denominated in the following currencies.

					Consolidated
Net trade debtors	AUD	USD	GBP	Other	Total
All balances translated to AUD	$m	$m	$m	$m	$m
2010	335.8	203.0	80.5	18.2	637.5
2009	312.4	222.7	75.6	19.8	630.5

Other currencies includes A$0.3 million (2009: A$0.5 million) of Euro denominated receivables. Other receivables are predominantly denominated in Australian dollars, with the exception of $16.1 million in USD (2009: $6.6 million) and $5.5 million in other currencies (2009: $9.1 million).

All FGL receivables are denominated in Australian dollars (2009: all Australian dollars).

Credit risk

Foster's Credit Managers are responsible for the ongoing review and application of Accounts Receivable Credit Policy with the business. The credit quality of individual debtors is assessed prior to offering credit terms and monitored on a regular basis. Each customer is assigned a risk profile that reflects an assessment of the risk associated with supplying goods on credit. The profile is based upon the measurable risk indicators for dishonoured payments, adverse information and average days late together with the securities held in terms of credit applications and guarantees.

All prospective accounts are required to complete a credit application, and if from a non-listed entity a Directors' guarantee is required with minimal exceptions. Failure to provide a Director's guarantee results in either no credit or a limited level of credit offered. Credit terms may be reduced or extended credit terms permitted for individual customers on the basis of risk. Past due accounts are subject to a number of collection activities which range from telephone contact, suspension of orders through to legal action. Past due accounts are reviewed monthly with specific focus on accounts that are greater than 90 days overdue and are subject to provisions for doubtful debts after assessing the debtor for recoverability.

The ageing of the consolidated group trade receivables net of provisions for doubtful debt is outlined below:

Consolidated Group	Trade debtors 2010	Trade debtors 2009
	$m	$m
Not past due	**540.1**	491.8
Past due 1 – 30 days	**53.2**	71.4
Past due 31 – 60 days	**11.3**	26.3
Past due 61days +	**32.9**	41.0
Total	**637.5**	630.5
Comprising		
Current	**637.5**	630.5
Non Current	**-**	-

There are no values included within the not past due balance for trade debtors which have had their terms re-negotiated. Terms may be extended on a temporary basis to support promotional activity. This may only occur with the approval of Finance management.

The past due debtors that are not subject to a provision for doubtful debts comprise customers who have a good debt history and are considered recoverable. Past due debtors are monitored via weekly reviews and collection activity conducted from aged trial balances. Where debt cannot be recovered it is escalated from the Credit Representative to the Credit Manager to initiate recovery action.

There is no collateral held as security against the debtors above.

As at 30 June 2010 the amount of the provision for doubtful debts was $6.1 million (2009: $7.4 million). The movement in the provision for trade doubtful debts in respect of the Consolidated Group is:

Consolidated Group	Trade debtors 2010	Trade debtors 2009
	$m	$m
Opening provision for doubtful debts	**(7.4)**	(9.2)
Add additional provisions raised	**(0.2)**	(1.6)
Less amounts used	**1.1**	2.3
Less amounts reversed	**-**	1.4
Foreign exchange differences	**0.4**	(0.3)
Closing provision for doubtful debts	**(6.1)**	(7.4)

In FGL, provision for doubtful debts against other debtors has been reversed leaving nil balance (2009: $1.5 million). There were no movements in amounts due from controlled entities $466.0 million (2009: $466.0 million). The movement in the provision for other doubtful debts in respect of FGL is:

FGL	Other Debtors 2010	Other Debtors 2009
	$m	$m
Opening provision for doubtful debts	**(1.5)**	(1.5)
Less amounts reversed	**1.5**	-
Closing provision for doubtful debts	**-**	(1.5)

Note 10 Inventories

	Consolidated	
	2010	2009
	$m	$m
Current		
Finished goods at cost	410.6	479.1
Finished goods at net realisable value	29.1	22.5
Raw materials and stores at cost	69.4	85.7
Work in progress at cost	474.9	497.3
Work in progress at net realisable value	28.8	66.6
Total current inventories	1,012.8	1,151.2
Non current		
Raw materials and stores at cost	13.7	13.8
Work in progress at cost	324.3	308.1
	338.0	321.9
Properties held for development and sale at net realisable value		
- cost of acquisition	-	1.9
	-	1.9
Total non current inventories	338.0	323.8
Total inventories	1,350.8	1,475.0

Note 11 Investments accounted for using the equity method

	Consolidated	
	2010	2009
	$m	$m
Investments in associates and joint venture partnerships	76.0	69.1

Investments in associates and joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of the Group.

Name of entity	Country of Incorporation	Reporting date	Ownership interest 2010 %	Ownership interest 2009 %
Fiddlesticks LLC	United States of America	31 December	50.0	50.0
Foster's USA, LLC	United States of America	31 March	49.9	49.9
Judd Road Vineyards Limited	New Zealand	30 June	50.0	50.0
International Trade and Supply Limited	United Kingdom	31 December	39.9	39.9
Make Wine Pty. Ltd.	Australia	30 June	50.0	-
Make Wine Trust	Australia	30 June	50.0	-
Oak Vale Vineyard Limited	New Zealand	30 June	50.0	50.0
Rapuara Vintners Limited	New Zealand	30 June	50.0	-

The carrying values of material investments are:

- Foster's USA LLC $24.2 million (2009: $23.5 million); and
- International Trade and Supply Limited $ 44.6 million (2009: $44.1 million).

	Consolidated 2010 $m	Consolidated 2009 $m
Equity accounted share of results		
- net profit before income tax	15.8	17.1
- income tax expense attributable to net profit	(2.6)	(1.5)
- net profits after income tax	13.2	15.6
Retained profits attributable to equity accounted investments		
- balance at the beginning of the year	10.6	19.8
- distributions received	(9.1)	(9.2)
- balance at the end of the year	1.5	10.6
Carrying amount of equity accounted investments		
- balance at the beginning of the year	69.1	58.8
- additions	7.7	0.0
- share of net profit	11.9	15.6
- dividends received	(9.1)	(9.2)
- foreign exchange	(3.6)	3.9
	76.0	69.1
Share of assets and liabilities		
- current assets	45.2	44.2
- non-current assets	29.4	21.9
Total assets	74.6	66.1
- current liabilities	(29.4)	(25.1)
- non-current liabilities	(2.2)	(4.5)
Total liabilities	(31.6)	(29.6)
- net assets	43.0	36.5
Goodwill/other	33.0	32.6
	76.0	69.1

There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 12 Investments in subsidiaries

	FGL	
	2010	2009
	$m	$m
Controlled entities		
Unquoted shares		
– at cost	2,056.4	1,804.7
Total investments in subsidiaries	2,056.4	1,804.7

Note 13 Non-current assets classified as held for sale

	Consolidated	
	2010	2009
	$m	$m
Assets		
Production, distribution facilities and brand names	35.4	102.8
Total non-current assets classified as held for sale	35.4	102.8

Non-current assets held for sale include Australian vineyards and wineries of $25.6 million (2009: $56.8 million) and a redundant bottling facility of $9.8 million (2009: nil). In the prior year, non-current assets held for sale also included Australian brand names and US vineyards designated as held for sale as part of the 2009 Wine review, which have since been sold.

Note 14 Property, plant and equipment

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Land				
At cost			**374.3**	380.7
Impairment			**(43.6)**	-
			330.7	380.7
Freehold buildings and improvements				
At cost			**624.1**	639.0
Accumulated depreciation and impairment			**(205.7)**	(169.4)
			418.4	469.6
Leasehold buildings and improvements				
At cost	**15.9**	15.8	**90.8**	97.0
Accumulated depreciation and impairment	**(14.5)**	(13.8)	**(51.1)**	(43.2)
	1.4	2.0	**39.7**	53.8
Plant and equipment				
At cost	**49.7**	43.8	**2,264.4**	2,280.9
Accumulated depreciation and impairment	**(39.1)**	(34.8)	**(1,455.3)**	(1,311.0)
Projects in progress at cost	**2.0**	7.8	**90.2**	64.8
	12.6	16.8	**899.3**	1,034.7
Total property, plant and equipment	**14.0**	18.8	**1,688.1**	1,938.8

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous year are set out below.

	Land		Freehold buildings		Leasehold buildings		Plant and equipment	
	2010	2009	2010	2009	2010	2009	2010	2009
	$m	$m	$m	$m	$m	$m	$m	$m
Consolidated								
Carrying amount at start of year	**380.7**	429.2	**469.6**	455.9	**53.8**	51.0	**1,034.7**	1,104.0
Additions	**-**	2.8	**4.3**	8.0	**0.2**	0.1	**97.9**	131.4
Assets classified as held for sale	**1.6**	(84.3)	**(2.9)**	(0.9)	**(2.8)**	-	**21.6**	(45.8)
Disposals	**-**	(0.3)	**-**	-			**(0.9)**	(0.8)
Impairment	**(43.6)**	-	**(33.5)**	(1.2)	**(3.8)**	(1.0)	**(103.3)**	(19.3)
Depreciation expense			**(9.7)**	(10.3)	**(4.9)**	(4.4)	**(142.3)**	(163.3)
Foreign currency exchange	**(8.0)**	33.3	**(9.4)**	18.1	**(2.8)**	8.1	**(8.4)**	28.5
Carrying amount at end of year	**330.7**	380.7	**418.4**	469.6	**39.7**	53.8	**899.3**	1,034.7
FGL								
Carrying amount at start of year					**2.0**	2.7	**16.8**	16.5
Additions							**1.5**	5.6
Disposals							**(0.1)**	-
Depreciation expense					**(0.6)**	(0.7)	**(5.6)**	(5.3)
Carrying amount at end of year					**1.4**	2.0	**12.6**	16.8

Note 15 Agricultural assets

	Consolidated	
	2010	2009
	$m	$m
Agricultural assets	193.7	237.4
Total agricultural assets	**193.7**	237.4

Agricultural assets mainly comprise grape vines, with a minor holding of olive trees.

Foster's has total vineyard resources of around 12,463 hectares (2009: 15,131 hectares). These vineyards provide the Group with access to some of Australia's highest quality super premium fruit from regions such as the Barossa Valley in central South Australia, Coonawarra in south-eastern South Australia and the Hunter Valley in New South Wales. Other Australia vineyards are also located in the Clare Valley, Eden Valley, Great Western, Heathcote, Langhorne Creek, the Limestone Coast, McLaren Vale, Margaret River, Mornington Peninsula, Mudgee, Murray Valley, Padthaway, Robe, and the Yarra Valley. The Group also holds vineyards in North America (mainly Napa Valley and Sonoma County), Italy and New Zealand.

The geographic spread of the vineyard holdings not only provides Foster's with a diversity of premium fruit styles, but also reduces viticultural risk.

Of the total land area under vine around 1,696 hectares (2009: 1,974 hectares) is under lease arrangements. The Group also has around 7 hectares (2009: 7 hectares) of olive groves in the Tuscany region of Italy.

During the fiscal year Foster's owned and leased vineyards yielded 116,636 tonnes of grapes (2009: 106,000 tonnes). Northern Hemisphere harvest of vines normally occurs in September–October, with Southern hemisphere harvest around March–April.

Vines and grapes are measured at fair value, less estimated point-of-sale costs, with changes in fair value included in the statement of comprehensive income in the period in which it arises. The fair value of acquired vines is determined with reference to independent valuations of vineyards and the market price of purchased vines (rootlings). Subsequent movements in the fair value of vines is determined through operational reviews of the vineyard portfolio which identify, where applicable, any factors affecting the long term viability and value of the vines. The fair value of harvested grapes is determined with reference to the weighted district average of grape prices for each region for the current vintage. Annual prices for grapes will vary with the grade quality of grapes produced in each particular region.

The measurement basis for vines and grapes as prescribed by AASB 141 'Agriculture' has resulted in a net loss before tax of $66.1 million (2009: loss before tax of $21.9 million) comprising a decrement in vines valuation of $46.9 million (2009: 0.2 million loss) and loss on grape valuation of $19.2 million (2009: $21.7 million loss) being recognised.

Reconciliations

Reconciliations of the carrying amount of agricultural assets at the beginning and end of the current and previous year are set out below.

	Consolidated	
	2010	2009
	$m	$m
Consolidated		
Carrying amount at start of year	**237.4**	291.6
Acquisitions	**2.6**	20.3
Fair value decrement	**(46.9)**	(0.2)
Transfers from/(to) assets held for sale	**17.3**	(93.6)
Foreign currency exchange	**(16.7)**	19.3
Carrying amount at end of year	**193.7**	237.4

Note 16 Intangible assets

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Brand names and licences				
At cost			**1,414.5**	1,441.9
Accumulated amortisation and impairment			**(399.6)**	(98.2)
			1,014.9	1,343.7
IT development costs				
At cost	**73.7**	25.8	**73.7**	25.8
Accumulated amortisation and impairment	**(1.1)**	-	**(1.1)**	-
	72.6	25.8	**72.6**	25.8
Goodwill				
Goodwill at cost less impairment			**670.4**	1,490.9
Total intangible assets	**72.6**	25.8	**1,757.9**	2,860.4

Reconciliations

Reconciliations of the carrying amount of intangibles at the beginning and end of the current and previous year are set out below.

	Brand names and Licences		IT development costs		Goodwill	
	2010	2009	2010	2009	2010	2009
	$m	$m	$m	$m	$m	$m
Consolidated						
Carrying amount at start of year	**1,343.7**	1,323.8	**25.8**	2.1	**1,490.9**	1,423.6
Acquisitions			**47.9**	23.7		
Transfers from/(to) assets held for sale	**0.4**	(49.8)				
Impairment	**(305.7)**	(2.3)			**(759.9)**	-
Amortisation expense	**(0.2)**	(2.1)	**(1.1)**	-		
Foreign currency exchange	**(23.3)**	74.1			**(60.6)**	67.3
Carrying amount at end of year	**1,014.9**	1,343.7	**72.6**	25.8	**670.4**	1,490.9
FGL						
Carrying amount at start of year			**25.8**	2.1		
Acquisitions			**47.9**	23.7		
Amortisation expense			**(1.1)**	-		
Carrying amount at end of year			**72.6**	25.8		

Recoverable amount of cash generating units (CGUs)

The Group's CGUs have been reviewed as a result of the adoption of AASB 8 "Operating Segments" (AASB 8), and are now:

- Carlton & United Breweries (CUB) which incorporates the beer, cider, spirits (BCS) business in Australia and operations in Fiji and Samoa
- Australia and New Zealand (ANZ) Wine
- Americas Wine
- Europe, Middle East and Africa (EMEA) Wine

There have been no changes to the underlying allocation of assets or cash flows as a result of the adoption of AASB 8.

Carlton & United Breweries (CUB)

The CUB CGU recoverable amount has been assessed as value in use using a discounted cash flow methodology. The assessment compares the net present value of cash flows associated with sales of CUB brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been approved by Key Management Personnel and are based on both past performance and expectations about future performance. No impairment has been identified for the CUB CGU.

Australia and New Zealand Wine (ANZ Wine)

The ANZ Wine CGU recoverable amount has been assessed as fair value less costs to sell (2009: fair value less cost to sell) using a discounted cash flow methodology. The assessment compares the net present value of cash flows associated with the worldwide sales of ANZ sourced Wine brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been determined based on expectations about future performance with foreign currency cash flows being converted to Australian dollars at the estimated exchange rates for the period in question. When considering the recoverable amount, the net present value of cash flows has also been compared to reasonable earnings multiples for comparable wine and beverage companies.

In 2010, impairment in the ANZ Wine CGU of $1,173.3 million was recognised, resulting primarily from adverse exchange rates and change to the discount rate. There was no impairment identified as part of the 2009 assessment.

Americas Wine

The Americas Wine CGU recoverable amount has been assessed as fair value less costs to sell (2009: fair value less cost to sell) using a discounted cash flow methodology. This compares the net present value of cash flows associated with sales of Americas sourced brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been determined based on expectations of future performance. When considering the recoverable amount, the net present value of cash flows has also been compared to reasonable earnings multiples for comparable wine and beverage companies.

In 2010, impairment in the Americas Wine CGU of $70.1 million was recognised, resulting primarily from adverse exchange rates and change to the discount rate. There was no impairment identified as part of the 2009 assessment.

EMEA Wine

The EMEA Wine CGU recoverable amount has been assessed as fair value less costs to sell (2009: fair value less costs to sell) using a discounted cash flow methodology. This compares the net present value of cash flows associated with the sales of EMEA Wine brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been approved by Key Management Personnel and are based on both past performance and expectations about future performance. In 2010, no impairment has been identified for the EMEA Wine CGU. There was no impairment identified as part of the 2009 assessment.

Key assumptions and sensitivities

The fair value less cost to sell and value in use tests are sensitive to a number of assumptions which are discussed in turn below:

The discount rates used in the respective regions CGU impairment tests were:

- 12.0% in CUB
- 14.0% in ANZ Wine
- 13.5% in Americas Wine
- 14.0% in EMEA Wine

In 2009, the discount rate used in all regions CGU impairment tests was 12.0%.

Long term growth rate – Cash flows beyond a five year period are extrapolated using a growth rate of 3% (2009: 3%). The growth rate does not exceed the long term growth rate for the business in which the CGU operates.

Exchange rate – The fair value less costs to sell CGU tests converted forecast foreign currency cash flows at the exchange rate expected to be in place at the time of the forecast transaction. Most foreign currency cash flows are denominated in USD and GBP. The recoverable amount test included a forecast USD exchange rate of A$1 – USD 0.91 for 2011 declining over a five year forecast period to $A = USD 0.86 (30 June 2009: A$1 = USD 0.71 graduating up over a five year forecast period to A$1 = USD 0.73) and a GBP exchange rate of A$1 = GBP 0.64 for 2011 and declining over a five year forecast period to A$1 = GBP 0.59 (30 June 2009: A$1 = 0.43 graduating up over a five year forecast period to A$1 = GBP 0.46).

A material difference to recoverable amount may also result from applying a different discount rate, exchange rate or long-term growth rate assumption to the recoverable amount calculation.

A change of +0.5% in the discount rate would further impair the ANZ Wine CGU by $88.4 million and the Americas Wine CGU by $58.5 million. A change of -0.5% in the discount rate would reduce the recognised impairment in the ANZ Wine CGU by $96.9 million and the Americas Wine CGU impairment by $64.5 million. A change in the EMEA Wine discount rate of +0.5% would not cause the carrying amount to exceed the recoverable amount.

A change of +1 cent/ pence in both the USD and the GBP exchange rate would further impair the ANZ Wine CGU by $38.8 million and the Americas Wine CGU by $9.2 million. A change of -1 cent/pence in both the USD and the GBP exchange rate would reduce the recognised impairment in the ANZ Wine CGU by $39.9 million and the Americas Wine CGU impairment by $9.5 million. A change in the USD and GBP exchange rates by +1cent/pence in the EMEA Wine CGU would not cause the carrying amount to exceed the recoverable amount.

A change of -0.5% in the long term growth rate would further impair the ANZ Wine CGU by $56.2 million and the Americas Wine CGU by $38.2 million. A change of +0.5% in the long term growth rate would reduce the recognised impairment in the ANZ Wine CGU by $61.6 million and the Americas Wine CGU impairment by $42.1 million. A change of -0.5% in the long term growth rate for the EMEA Wine CGU would not cause the carrying amount to exceed the recoverable amount.

The following table outlines the allocation of the impairment loss across the appropriate assets of each Wine CGU.

	EMEA Wine		Americas Wine		ANZ Wine		Total	
	2010	2009	2010	2009	2010	2009	2010	2009
	$m	$m	$m	$m	$m	$m	$m	$m
Impairment loss arising from CGU recoverable amount test:								
Property, plant and equipment			25.0	-	152.9	-	177.9	-
Goodwill			-	-	759.9	-	759.9	-
Brand names			45.1	-	260.6	-	305.7	-
CGU recoverable amount write-downs			70.1	-	1,173.4	-	1,243.5	-

Goodwill and indefinite life brand names has been allocated to individual cash-generating units (CGU) according to business segment and country of operation.

A segment-level summary of all indefinite life intangibles is presented below:

	Americas Wine		EMEA Wine		ANZ Wine		CUB		Total	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Carrying amount of goodwill			5.4	6.4	-	819.5	665.0	665.0	670.4	1,490.9
Goodwill expensed in the statement of comprehensive income					759.9	-			759.9	-
Carrying amount of indefinite life brand names	397.8	464.5	193.1	3.5	389.1	839.5	32.6	33.6	1,012.6	1,341.1
Indefinite life brand names expensed in the statement of comprehensive income	45.1	-	207.3	-	53.3	2.3			305.7	2.3

Impairment losses have not been recognised directly in equity and there have been no reversals of impairment losses recognised during the year.

Indefinite life brand names

Brand names with a carrying value of $1,012.6 million (2009: $1,343.7 million) are assessed as having an indefinite useful life. The indefinite useful life reflects management's intention to continue to manufacture or distribute these brands to generate net cash inflows into the foreseeable future. Management's annual review of indefinite life brands has not identified any factors that would significantly restrict the market or the brand position in the market (such as contractual, customer or consumer constraints). The annual review of grape supply has also demonstrated the ability to manufacture and distribute the brands into the foreseeable future. All other brand names have finite lives and are amortised using the straight-line method over their estimated useful lives. The key individual brand names in the wine portfolio are Beringer, Lindemans, Penfolds, Rosemount and Wolf Blass.

Note 17 Payables

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Current				
Trade creditors	4.6	5.8	307.3	311.1
Other creditors	33.0	33.5	489.6	407.0
Amounts due to controlled entities	1,177.5	1,177.5		
Total current payables	1,215.1	1,216.8	796.9	718.1
Non current				
Other creditors	7.9	9.3	9.5	11.4
Total non current payables	7.9	9.3	9.5	11.4

Trade payables are normally settled within 60 days (2009: 60 days) from the date of invoice and do not incur interest expense. Other creditors are settled when they become due and payable. Amounts due to controlled entities are predominantly non-interest bearing and repayable upon demand.

Foreign exchange transaction disclosures

Trade creditors, other creditors and amounts due to controlled entities in FGL are all denominated in AUD.

					Consolidated
	AUD	USD	GBP	Other	Total
All balances translated to AUD	$m	$m	$m	$m	$m
2010					
Trade creditors	244.7	39.3	11.0	12.3	307.3
Other creditors	326.0	119.2	48.4	5.5	499.1
Total creditors	570.7	158.5	59.4	17.8	806.4
2009					
Trade creditors	243.7	45.5	9.0	12.9	311.1
Other creditors	294.2	85.2	32.5	6.5	418.4
Total creditors	537.9	130.7	41.5	19.4	729.5

Note 18 Financial risk management objectives and policies

Capital structure and financial risk management framework

Foster's has a commitment to disciplined capital management that is consistent with its operating cash flow profile and investment grade credit ratings.

Foster's centralised Treasury function is delegated the operational responsibility for the identification and management of the Group's financial risks in accordance with the Group Treasury Policy, which sets out the Group's financial risk management philosophies and policies with respect to risk tolerance, internal controls (including segregation of duties), organisational relationships, functions, delegated authority levels, management of foreign currency, interest rate and counterparty credit exposures, and the reporting of exposures. The Group Treasury Policy, including explicit risk threshold benchmarks, is reviewed at least annually and approved by the Group's Board of Directors.

The key financial risks covered by the Group Treasury Policy are:

- Liquidity risk;
- Interest rate risk;
- Foreign exchange risk;
- Commodity price risk; and
- Counterparty credit risk.

The following table summarises the Group's assessment of how these risks impact the Group's financial assets and liabilities (a cross represents exposure to risk):

	Reference	Liquidity	Interest rate	Foreign exchange	Credit	Commodity
Net debt	note 20	X	X	X		
Receivables	note 9			X	X	
Other financial assets (FGL only)				X		
Accounts payables	note 17	X		X		X
Derivative financial assets and liabilities	note 19		X	X	X	X

The Group's risk management philosophy and specific risk management objectives in relation to each of the above financial risks are summarised below:

(a) Liquidity risk

The Group's liquidity risk management philosophy is that the Group should maintain, at all times, an appropriate minimum level of liquidity, comprising committed, unused bank facilities and cash resources, to meet the Group's financial obligations as and when they fall due.

Foster's Treasury manages liquidity risk by maintaining sufficient cash reserves, banking facilities and standby borrowing facilities of various maturities and by monitoring forecast and actual cash flows. At reporting date, the standby arrangements and unused credit facilities of the Group are as follows:

	Consolidated	
	2010	2009
	$m	$m
Committed arrangements/facilities available to the Group:		
arrangements to provide standby funds and/or support facilities	**1,624.8**	1,706.4
amounts utilised	**(260.0)**	(139.9)
Amount of credit unused	**1,364.8**	1,566.5

FGL and the Consolidated Group is in compliance with all undertakings under its various financing arrangements.

Foster's Treasury, in managing the Group's liquidity risk, will have regard to the Group's ability and cost of access to capital markets for short to medium term refinancing requirements, core assets and working capital funding requirements, and diversity of funding sources.

The following tables analyse the maturities of the Group's and the parent entity's financial liabilities, net and gross settled derivative financial instruments based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

Note 18 Financial risk management objectives and policies continued

Consolidated – 2010 | Maturing in:

	6 months or less	6 months to 1 year	1 to 2 years	2 to 5 years	Over 5 years	Contractual Total	Carrying amount
	$m	$m	$m	$m	$m	$m	$m
Finance lease	1.5	1.4				2.9	2.9
Bank loans	54.5	4.0	7.3	196.0		261.8	244.1
Other loans	66.5	384.6	107.9	1,491.7	1,148.4	3,199.1	2,317.5
Interest rate swaps – floating				(6.7)		(6.7)	(6.7)
Interest rate swaps – fixed		(9.2)		(38.1)	(95.9)	(143.2)	(143.2)
Forward foreign exchange contracts						-	-
Commodity swaps	0.1					0.1	0.1
Trade creditors	307.2					307.2	307.2
Other creditors	510.8					510.8	510.8
Total financial liabilities	940.6	380.8	115.2	1,642.9	1,052.5	4,132.0	3,232.7

Consolidated – 2009 | Maturing in:

	6 months or less	6 months to 1 year	1 to 2 years	2 to 5 years	Over 5 years	Contractual Total	Carrying amount
	$m	$m	$m	$m	$m	$m	$m
Finance lease			0.9	3.0		3.9	3.9
Bank loans	51.4	72.5				123.9	121.0
Other loans	77.5	375.5	520.5	376.6	2,632.0	3,982.1	2,748.6
Interest rate swaps – floating	2.4	1.0				3.4	3.3
Interest rate swaps – fixed				(41.1)	(88.0)	(129.1)	(129.1)
Forward foreign exchange contracts	0.5					0.5	0.5
Trade creditors	311.1					311.1	311.1
Other creditors	418.4					418.4	418.4
Total financial liabilities	861.3	449.0	521.4	338.5	2,544.0	4,714.2	3,477.7

FGL financial liabilities represent trade creditors, other creditors and amounts payable to controlled entities. Trade creditors and other creditors are payable within 6 months or less and amounts payable to controlled entities are payable on demand.

(b) Interest rate risk

The Group's interest rate risk management philosophy is to balance its exposure to fixed and floating interest rates in line with its intention to maintain prudent debt levels and having regard to cash flow volatility and interest coverage.

At balance date, the group had the following mix of financial assets and liabilities exposed to variable interest rate risk:

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Financial assets				
Cash and cash equivalents	2.4	2.5	236.7	133.0
Total assets	2.4	2.5	236.7	133.0
Financial liabilities				
Bank loans			(197.1)	(71.6)
Other loans			(950.9)	(1,031.7)
Fixed rate interest swaps			143.2	129.1
Amounts due to controlled entities	(8,652.6)	(7,529.6)		
Total liabilities	(8,652.6)	(7,529.6)	(1,004.8)	(974.2)

Foster's Treasury, in managing the Group's interest rate risk, will have regard to the underlying operating cash flows available to service the Group's interest obligations. The majority of the Group's interest rate risk arises from borrowings. Other sources of interest rate risk for the Group may include interest bearing investments, creditors accounts offering a discount and debtors accounts on which discounts are offered. The Group's interest rate exposure is managed using derivative financial instruments, which includes interest rate swaps and forward rate agreements.

The following sensitivity analysis shows the impact if the consolidated group's weighted average floating interest rates had changed from the year-end rates of 1.55% (2009: 1.83%) with all other variables held constant.

Currency	Sensitivity assumption		FGL Pre-tax impact on profit				Consolidated Pre-tax impact on profit			
	2010	2009	2010		2009		2010		2009	
			- $m	+ $m	- $m	+ $m	- $m	+ $m	- $m	+ $m
United States Dollar	+ / - 25bp	+ / - 25bp	-	-	-	-	**(2.4)**	**2.4**	(2.5)	2.5
Australian Dollar	+ / - 25bp	+ / - 25bp	**(5.3)**	**5.3**	(2.8)	2.8	-	-	0.1	(0.1)
Great Britain Pound	+ / - 25bp	+ / - 25bp	-	-	-	-	**(0.1)**	**0.1**	(0.1)	0.1

The movements in profit on a consolidated level are primarily a result of interest costs from borrowings. There would have been no significant impact on equity (2009: nil impact).

(c) Foreign exchange risk

The Group's foreign exchange risk management philosophy is to initially fund foreign currency assets, where practicable and cost effective, in the respective currencies in which such assets are denominated as a natural hedge of the underlying cash flows. Subsequent to the initial funding, the focus of foreign exchange risk management activities is on the Group's transactional foreign exchange exposure on the underlying currency net cash flows of the Group.

Foster's Treasury, in managing the Group's transactional foreign exchange risk as required, will have regard to the underlying currency net cash flows of the Group, comprising operating, investing and financing cash flows. The Group's foreign currency transaction exposure is managed using derivative financial instruments, which include foreign exchange options and forward exchange contracts. Details of foreign exchange options and forward exchange contracts at reporting date are outlined in note 19.

Net debt, at the reporting date was denominated in the following currencies:

Consolidated – 2010

All balances translated to AUD	AUD	USD	GBP	Other	Total
	$m	$m	$m	$m	$m
Cash and cash equivalents	**43.3**	**103.2**	**33.5**	**56.7**	**236.7**
Finance lease	**(2.9)**	-	-	-	**(2.9)**
Bank loans	**(50.0)**	**(118.8)**	**(75.3)**	-	**(244.1)**
Other loans	**24.3**	**(2,201.7)**	-	-	**(2,177.4)**
Fixed rate debt – fair value	-	**(140.1)**	-	-	**(140.1)**
Interest rate swaps to fixed rate debt	-	**143.2**	-	-	**143.2**
Net debt	**14.7**	**(2,214.2)**	**(41.8)**	**56.7**	**(2,184.6)**

Consolidated – 2009

All balances translated to AUD	AUD	USD	GBP	Other	Total
	$m	$m	$m	$m	$m
Cash and cash equivalents	38.9	20.1	27.2	46.8	133.0
Finance lease	(3.9)	-	-	-	(3.9)
Bank loans	-	(49.4)	(71.6)	-	(121.0)
Other loans	(281.4)	(2,338.6)	-	-	(2,620.0)
Fixed rate debt – fair value	-	(128.6)	-	-	(128.6)
Interest rate swaps to fixed rate debt	-	129.1	-	-	129.1
Net debt	(246.4)	(2,367.4)	(44.4)	46.8	(2,611.4)

Note 18 Financial risk management objectives and policies continued

The following table illustrates the impact to profit before tax of foreign exchange movements on the statement of financial position at 30 June:

Currency	Sensitivity assumption*		Pre-tax impact on profit				Impact on equity			
	2010	2009	2010		2009		2010		2009	
			+ $m	- $m	+ $m	- $m	+ $m	- $m	+ $m	- $m
United States Dollar	**17.2%**	18.4%	**(1.1)**	**1.6**	(1.3)	1.9	**(1.1)**	**1.6**	(50.8)	73.7
Great Britain Pound	**15.0%**	13.5%	**(5.8)**	**7.9**	(3.5)	4.6	**(28.7)**	**38.9**	(48.5)	63.7
Euro	**14.7%**	13.3%	**(3.8)**	**5.1**	(3.8)	5.0	**(3.7)**	**5.0**	(3.7)	4.9
Canadian Dollar	**10.9%**	12.8%	**(2.1)**	**2.7**	(2.2)	2.8	-	-	-	-
New Zealand Dollar	**8.6%**	9.7%	**(0.3)**	**0.3**	(0.2)	0.3	**(9.1)**	**10.8**	(10.7)	13.1

** Implied 1 year currency volatility at reporting date (Source: Bloomberg)*

(d) Commodity price risk

Commodity price risk to the Group is the risk that an adverse movement in commodity prices will lead to increased supply costs. Commodity price risk may be managed, either partially or fully, through entry into long term supply contracts or via external derivative contracts. Any foreign currency transaction risk component relating to underlying commodity price risk exposure is identified and managed as a transactional foreign exchange risk.

The Group had commodity derivatives contract valued at $0.1 million at balance date 30 June 2010 (2009: nil). The impact on profit before tax based on implied volatility at balance date 30 June 2010 is +/- A$0.4 million (2009: +/- A$1.97 million).

(e) Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents, trade and other receivables, derivative instruments (including financial guarantees). Credit risk for financial assets which have been recognised in the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts. The maximum counterparty credit risk exposure at 30 June in respect of derivative financial instruments was $150.9 million (2009: $130.5 million) and in respect to cash investments was $236.7 million (2009: $133.0 million).

The Group's counterparty credit risk management philosophy is to limit its loss from default by any one counterparty by dealing only with financial institution counterparties of good credit standing, setting maximum exposure limits for each counterparty, and taking a conservative approach to the calculation of counterparty credit limit usage.

Foster's Treasury, in managing the Group's counterparty credit risk, will have regard to the credit opinions on counterparties from two reputable credit rating agencies, with counterparty credit limits set by reference to the lower of the two ratings.

(f) Fair values

The fair values of cash and cash equivalents and financial assets and financial liabilities approximate their carrying value. There have been no reclassifications of financial assets from fair value to cost, or from cost or amortised cost to fair value during the year.

The fair values of derivative financial instruments used to hedge interest rate and foreign exchange risks are based upon market prices, or models using inputs observed from the market, where markets exist or have been determined by discounting the expected future cash flows by the current interest rate for financial assets and financial liabilities with similar risk profiles.

The valuation of derivative financial assets and liabilities detailed below reflects the estimated amounts which the Group would be required to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates at reporting date. This is based on internal valuations using standard valuation techniques.

As the purpose of these derivative financial instruments is to hedge the Group's underlying assets and liabilities denominated in foreign currencies and to hedge against risk of interest rate fluctuations, it is unlikely in the absence of abnormal circumstances that these contracts would be terminated prior to maturity.

The carrying amount and fair values of financial assets and financial liabilities of the Consolidated Group at reporting date are:

	Consolidated			
	2010	2009	2010	2009
	Carrying amount	Carrying amount	Fair value	Fair value
	$m	$m	$m	$m
Cash and deposits	**236.7**	133.0	**236.7**	133.0
Loans and receivables				
Trade debtors	**637.5**	630.5	**637.5**	630.5
Other debtors	**319.0**	318.0	**319.0**	318.0
Loans to other persons	**1.5**	1.9	**1.5**	1.9
Financial assets designated as hedged items				
Interest rate swaps – fixed	**143.2**	129.1	**143.2**	129.1
Interest rate swaps – floating	**7.6**	-	**7.6**	-
Forward foreign exchange contracts	**0.1**	0.7	**0.1**	0.7
Total financial assets	**1,345.6**	1,213.2	**1,345.6**	1,213.2
Financial liabilities at amortised cost				
Payables	**806.4**	729.5	**806.4**	729.5
Finance lease	**2.9**	3.9	**2.9**	3.9
Other loans	**1,195.0**	1,464.5	**1,195.0**	1,464.5
Bank loans	**121.8**	71.6	**121.8**	71.6
Financial liabilities designated as hedged items				
Other loans	**982.4**	1,155.5	**982.4**	1,155.5
Bank loans	**122.3**	49.4	**122.3**	49.4
Interest rate swaps – floating	**0.9**	3.3	**0.9**	3.3
Fair value hedge – borrowings	**140.1**	128.6	**140.1**	128.6
Forward foreign exchange contracts	**0.1**	0.5	**0.1**	0.5
Commodity swaps	**0.1**	-	**0.1**	-
Total financial liabilities	**3,372.0**	3,606.8	**3,372.0**	3,606.8

Other loans include USD bonds designated in a fair value hedge relationship.

Bank loans represent loans denominated in GBP, USD and AUD.

For all other assets and liabilities, based on the facts and circumstances existing at reporting date and the nature of the Group's assets and liabilities including hedged positions, the Group has no reason to believe that any of the above assets could not be exchanged, or any of the above liabilities could not be settled, in an arm's length transaction at an amount approximating its carrying amount.

Note 19 Derivative financial instruments

	Consolidated	
	2010	2009
	$m	$m
Financial assets		
Interest rate swaps - fixed	10.2	-
Forward foreign exchange contracts	0.1	0.7
Total current derivative financial assets	10.3	0.7
Interest rate swaps - floating	7.6	-
Interest rate swaps - fixed	133.0	129.1
Total non-current derivative financial assets	140.6	129.1
Financial liabilities		
Interest rate swaps - floating	-	3.3
Commodity swaps	0.1	0.5
Forward foreign exchange contracts	0.1	-
Total current derivative financial liabilities	0.2	3.8
Interest rate swaps - floating	0.9	-
Total non-current derivative financial liabilities	0.9	-

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposures to fluctuations in foreign exchange rates and interest rates and commodity prices in accordance with the Group's financial risk management policies.

The Group's foreign currency transactions are primarily denominated in Australian Dollars, USD, Euro, GBP, Canadian Dollars and New Zealand Dollars. At 30 June 2010, there was $0.5 million (Australian dollar equivalent) net face value of outstanding forward exchange contracts at contract rates (2009: $49.1million).

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and included in the acquisition cost of components. The portion of the gain or loss that is realised on the hedging instrument is recognised in the profit and loss. There was $1.8 million hedge ineffectiveness during the year (2009: $0.1 million ineffectiveness).

The parent entity has a derivative contract in the form of an external financial guarantee. This guarantee is disclosed in note 20.

Hedging of gross debt

The Group has interest rate swap agreements in place with a notional amount of $982.4 million (2009: $1,030.6 million) having variable interest rate margins between 0.103% and 0.706% above the market reference rates (2009: 0.103% and 0.706%). These swaps are used to hedge the exposure to changes in the fair value of the underlying debt.

Gains/losses on cash flow hedges are transferred to statement of comprehensive income at the same time as the hedged item affects statement of comprehensive income. There has been no ineffectiveness recognised in the profit and loss that arises from net investment hedges.

Fair value interest rate swap agreements in place at the end of the year to hedge gross debt are:

	Consolidated	
	2010	2009
	$m	$m
Financial assets		
Current interest rate swaps – fixed	10.2	-
Non-current interest rate swaps – fixed	133.0	129.1
Total interest rate swaps to fixed rate debt	143.2	129.1

In addition to floating interest rate swaps, the Group has fixed interest rate swap agreements in place with a notional amount of $129.3 million (2009: $174.4 million) having an average fixed interest rate of 4.65% against gross debt (2009: 5.90%). These swaps are being used to hedge the exposure to increasing variable interest rates.

Cash flow interest rate swap agreements in place at the end of the year to hedge gross debt are:

	Consolidated	
	2010	2009
	$m	$m
Financial assets		
Non-current interest rate swaps – floating	7.6	-
Total interest rate swaps to floating rate debt	7.6	-
Financial liabilities		
Current interest rate swaps – floating	-	3.3
Non-current Interest rate swaps – floating	0.9	-
Total interest rate swaps to floating rate debt	0.9	3.3

The cash flow hedge reserve at period end comprises:

	Consolidated	
	2010	2009
	$m	$m
Interest rate swaps – floating	(0.6)	(2.4)
Deferred loss on effective cashflow hedges	(15.9)	(20.6)
Cash flow hedge reserve	(16.5)	(23.0)

The following table shows the movements in the cash flow hedge reserve associated with hedging of gross debt during the period:

	Consolidated	
	2010	2009
	$m	$m
Cash flow hedge reserve – opening	(23.0)	(24.5)
Amount recognised in equity during the year	3.7	(0.5)
Amount removed from equity during the year	2.8	2.0
Cash flow hedge reserve – closing	(16.5)	(23.0)

A total of $3.0 million (2009: $3.7 million) of the amounts removed from equity during the year were recognised in net finance costs in the statement of comprehensive income.

Note 19 Derivative financial instruments continued

The Group has adopted the amendments to AASB 7, Financial Instruments: Disclosures which requires disclosure of fair value measurement by level of the following fair value measurement hierarchy:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group only holds Level 2 derivative financial instruments as outlined below:

	Consolidated
	2010
	$m
Assets	
Interest rate swaps – fixed	143.2
Interest rate swaps – floating	7.6
Forward foreign exchange contracts	0.1
Total assets	150.9
Liabilities	
Interest rate swaps – floating	0.9
Forward foreign exchange contracts	0.1
Commodity swaps	0.1
Total liabilities	1.1

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used to estimate fair value for long-term debt for disclosure purposes. Other techniques, such as estimated discounted cash flows are used to determine fair value for the remaining financial instruments. The fair value of forward exchange contracts is determined using forward exchange market rates at the end of the reporting period. These instruments are included in Level 2 and comprise debt investments and derivative financial instruments.

Note 20 Borrowings

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Current				
Secured				
- finance lease			2.9	0.9
Unsecured				
- bank loans			-	71.6
- other			319.0	297.7
Amounts due to controlled entities	8,652.6	7,529.6		
Total current borrowings	8,652.6	7,529.6	321.9	370.2
Non current				
Secured				
- finance lease			-	3.0
Unsecured				
- bank loans			244.1	49.4
- other			1,998.5	2,450.9
Total non current borrowings			2,242.6	2,503.3
Total net borrowings consist of:				
Current			321.9	370.2
Non-current			2,242.6	2,503.3
Total gross borrowings			2,564.5	2,873.5
Fair value gain on fixed rate debt hedges			(143.2)	(129.1)
Less - cash (note 9)	(2.4)	(2.5)	(236.7)	(133.0)
Total net borrowings	(2.4)	(2.5)	2,184.6	2,611.4
Reconciliation of net borrowings/(cash)				
Net borrowings at the beginning of the year	(2.5)	(2.6)	2,611.4	2,402.7
Proceeds from borrowings			624.9	462.3
Repayment of borrowings			(832.5)	(690.0)
Total cash outflows/(inflows) from activities	0.1	0.1	(109.0)	32.3
Effect of exchange rate changes on foreign currency borrowings			(110.2)	404.1
Net borrowings/(cash) at the end of the year	(2.4)	(2.5)	2,184.6	2,611.4

Bank overdraft interest rate is 8.6% (2009: 7.1%). Bank loans and other loans have interest rates ranging between 3.0% - 5.39% (2009: 1.2% - 7.3%).

Details of major arrangements are as follows:

Bank Loans

Total facilities are $1,624.8 million (2009: $1,706.4 million) of which $1,364.8 million (2009: $1,566.4 million) was unutilised. Unutilised facilities totalling $697.1 million (2009: $1,037.0 million) have maturity dates beyond twelve months of balance date.

A$500m Commercial and medium term note program

There are currently no amounts outstanding under this program (2009: A$300 million).

Financial guarantees

At the time of the Group's divestment of the Australian Leisure and Hospitality business in November 2003, Australian Leisure and Entertainment Property Management Limited, as responsible entity of the ALE Property Trust (ALE Trust), issued $150.0 million of unsecured subordinated cumulative redeemable loan notes with a maturity date of 30 September 2011 (ALE Notes). Based on the last ASX announcement by the ALE Property Group prior to 30 June 2010, approximately $84 million face value of ALE Notes remain on issue. FGL has provided a guarantee over the ultimate repayment of principal and interest accrued to holders of the ALE Notes.

The parent entity has financial guarantees to banks and other financiers of $2,444.6 million (2009: $2,759.6 million) and to other persons of $33.3 million (2009: $35.6 million) that could be called upon at any time in the event of a breach of the Group's financial obligations. FGL does not expect any payments will eventuate under these financial guarantees as the parent entity and the Group expect to meet its obligations to the beneficiaries of these guarantees.

Note 21 Provisions

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Current				
Employee entitlements	1.5	9.6	106.9	126.5
Other	2.6	6.8	27.8	60.2
Total current provisions	4.1	16.4	134.7	186.7
Non current				
Employee entitlements	3.9	3.0	6.6	30.1
Other	0.2	1.2	12.1	17.4
Total non current provisions	4.1	4.2	18.7	47.5

	Onerous contracts	Restructuring	Warranties /other	Total
	$m	$m	$m	$m
Consolidated – 2010				
Carrying amount at start of year	45.9	23.7	8.0	77.6
Charged/(credited) to comprehensive income	(17.8)	3.3	3.9	(10.6)
Payments	(12.3)	(10.3)	(3.2)	(25.8)
Foreign exchange	0.1	-	(1.4)	(1.3)
Carrying amount at end of year	15.9	16.7	7.3	39.9
Consolidated – 2009				
Carrying amount at start of year	37.9	17.9	12.7	68.5
Charged/(credited) to comprehensive income	14.2	14.9	(3.4)	25.7
Applied/transferred	-	(0.7)	0.3	(0.4)
Payments	(10.2)	(9.1)	(1.5)	(20.8)
Foreign exchange	4.0	0.7	(0.1)	4.6
Carrying amount at end of year	45.9	23.7	8.0	77.6
FGL – 2010				
Carrying amount at start of year	0.3	5.4	2.3	8.0
Charged/(credited) to comprehensive income	0.3	(0.6)	(1.1)	(1.4)
Payments	-	(3.8)	-	(3.8)
Carrying amount at end of year	0.6	1.0	1.2	2.8
FGL – 2009				
Carrying amount at start of year	0.3	-	3.3	3.6
Charged/(credited) to comprehensive income	-	5.4	-	5.4
Applied/transferred	-	-	(1.0)	(1.0)
Carrying amount at end of year	0.3	5.4	2.3	8.0

Onerous contract provisions pertain to surplus facility leases following production site closures or restructuring. The surplus property lease contracts have various expiry terms, the maximum being 10 years. The provision estimates have been determined with reference to contracted and market prices and may vary due to the future utilisation of the leased premises and potential sub-lease arrangements. Certain provisions are also held for onerous oak barrel lease contracts and wine grape supply contracts that are surplus to requirements.

Restructuring provision balances mainly comprise costs associated with 2009 strategic wine review and previously announced Australian winery restructuring activities. Provisions are also held for acquired legacy Southcorp matters. Redundancy provisions are disclosed in employee entitlements.

The Group has recognised, in addition to warranty provisions for potential claims and exposures from acquired Southcorp contractual arrangements in 2005, a financial guarantee contract provision relating to ALE Notes on issue as further described in Note 20.

The FGL other provisions mainly comprise costs associated with the 2009 business restructuring and a financial guarantee contract provision relating to ALE Notes on issue as further described in Note 20.

Note 22 Contributed equity

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Paid up capital				
Ordinary fully paid shares	3,535.4	3,524.1	3,525.0	3,521.7
Movements in share capital				
Opening balance	3,524.1	3,493.3	3,521.7	3,493.3
Long term incentive plan[c]	7.2	2.5	7.2	2.5
Dividend reinvestment plan	-	28.3	-	28.3
Employee share grant plan allotment	4.1	-	4.1	-
Shares purchased by a Foster's controlled entity pursuant to the Foster's restricted share plan[c][f]	-	-	(8.0)	(2.4)
Closing balance	3,535.4	3,524.1	3,525.0	3,521.7

	FGL	
	2010	2009
	shares m	shares m
Opening balance		
- ordinary fully paid shares	1,927.8	1,921.5
- partly paid employee shares	0.8	0.8
	1,928.6	1,922.3
Long term incentive plan[c]	2.6	0.9
Dividend reinvestment plan[d]	-	5.4
Closing balance		
- ordinary fully paid shares	1,930.4	1,927.8
- partly paid employee shares	0.8	0.8
Closing balance	1,931.2	1,928.6

(a) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(b) Partly paid employee shares

A total of 786,510 (2009: 786,510) of the partly paid shares are on issue at the reporting date.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

(c) Employee share scheme

Information relating to the employee share scheme, including details of shares issued under the Employee Share Plan, is set out in note 25. In 2010, 2,679,653 shares (2009: 898,914 shares) were issued under the Long Term Incentive Plan.

(d) Dividend reinvestment plan ('DRP')

The company has an established DRP under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of shares rather than being paid in cash. In 2010, no shares (2009: 5,376,136) were issued under the dividend reinvestment plan.

The Company's dividend reinvestment plan continues to be available to eligible shareholders. Under the plan rules, shares will be allotted at an amount which is based on the daily volume weighted average price for fully paid ordinary shares sold on the ASX for an eight trading day period starting from two days after the record date.

(e) Share buy-back

There was no on-market or off-market share buyback activity in 2010 or 2009.

(f) Restricted share plan

Shares were purchased on-market during 2010 in accordance with the terms of the restricted share plan by Foster's Share Plans Pty. Ltd. and Foster's Share Plans International Pty. Ltd., both controlled entities of the parent. These shares are eliminated from the consolidated result. Further details of the restricted share plan are outlined in note 25.

Note 23 Reserves and retained earnings

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Cash flow hedge reserve			(16.5)	(23.0)
Share based payments reserve	0.4	10.4	0.4	10.4
Acquisition of non-controlling interest			(21.1)	(21.1)
Foreign currency translation reserve			(391.2)	(339.8)
Total reserves	0.4	10.4	(428.4)	(373.5)

	Cash flow hedge reserve		Share based payments reserve		Acquisition of non-controlling interest		Foreign currency translation reserve	
	2010	2009	2010	2009	2010	2009	2010	2009
	$m	$m	$m	$m	$m	$m	$m	$m
Consolidated								
Carrying amount at start of year	(23.0)	(24.5)	10.4	19.9	(21.1)	-	(339.8)	(330.7)
Transfer to retained earnings			(2.3)	(8.5)				
Current period expense			(7.7)	(1.0)				
Acquisition of controlled entities					-	(21.1)		
Hedging activities	6.5	1.5					58.5	(178.4)
Currency translation differences							(109.9)	169.3
Carrying amount at end of year	(16.5)	(23.0)	0.4	10.4	(21.1)	(21.1)	(391.2)	(339.8)

Nature and purpose of reserves

(i) Cash flow hedge reserve

This reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be effective.

(ii) Share based payment reserve

This reserve records the value of shares under the Long Term Incentive Plan offered to employees and Directors as part of their remuneration. Refer to note 24 for further details of this plan. The FGL reconciliation of the share based payment reserve is the same as the consolidated accounts.

(iii) Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities within the Group, are taken to the foreign currency translation reserve, as described in the accounting policy note 1.

(iv) Acquisition of non-controlling interest reserve

This reserve records the excess of the consideration paid over the carrying amount of non-controlling interest acquired. Amounts are recycled through the statement of comprehensive income when the subsidiary is sold, or when control is lost.

(b) Retained earnings

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Retained earnings at the beginning of the year	787.9	846.7	592.0	663.5
Adjustment resulting from change in accounting policy	-	-	(2.5)	-
Net (loss)/profit attributable to members of Foster's Group Limited	(70.8)	437.3	(464.4)	438.3
Actuarial losses on defined benefit plans	(0.4)	-	(0.4)	(13.8)
Transfers from reserves	2.3	8.4	2.3	8.5
Total available for appropriation	719.0	1,292.4	127.0	1,096.5
Ordinary dividends				
– final paid	(293.9)	(273.8)	(293.9)	(273.8)
– interim paid	(231.7)	(230.7)	(231.7)	(230.7)
Total available for appropriation	(525.6)	(504.5)	(525.6)	(504.5)
Retained earnings at the end of the year	193.4	787.9	(398.6)	592.0

Note 24 Key Management Personnel disclosures

The Company has taken advantage of the relief provided by the Corporations Amendments Regulations 2006 (No.4) and has transferred the detailed remuneration disclosures to the Director's Report. This information can be found in Sections 1 to 8 of the Remuneration Report.

Key Management Personnel compensation

The following table shows the compensation paid to Key Management Personnel of FGL and the consolidated group:

	2010	2009
	$	$
Short-term employee benefits	**7,614,526**	8,754,708
Post-employment benefits	**450,788**	787,776
Share-based payments	**531,127**	(2,842,928)
Termination benefits	**1,717,363**	2,185,419
Total	**10,313,804**	8,884,975

Note 24 Key Management Personnel disclosures continued

Equity instrument disclosures relating to Key Management Personnel

The number of shares in the Company held by each Director and other Key Management Personnel of the group, including their related parties, is shown in the table below.

Shareholdings of Directors and nominated executives[3]

		Balance of shares as start of year[1]	Shares acquired during the year as part of remuneration[2]
Non-executive Directors			
DA Crawford	**2010**	52,890	-
	2009	35,250	15,938
ML Cattermole	**2010**	183,678	1,665
	2009	175,918	9,294
PA Clinton	**2010**	3,206	867
	2009	-	3,206
C Nixon	**2010**	-	-
	2009	-	-
M G Ould	**2010**	73,497	-
	2009	59,976	10,625
MJ Ullmer	**2010**	4,016	-
	2009	-	4,016
Executive Director (Chief Executive Officer)			
ID Johnston	**2010**	79,821	133,210
	2009	10,187	69,142
Other Key Management Personnel			
S Brauer	**2010**	-	-
	2009	-	-
P Conroy	**2010**	13,680	4,430
	2009	-	-
DCM Dearie	**2010**	-	-
	2009	-	-
PR Jackson[5]	**2010**	5,156	3,632
	2009	5,130	-
AJ Leyden	**2010**	29,102	4,821
	2009	18,114	18,377
AR McKay	**2010**	43,923	15,276
	2009	673	-
J Pollaers	**2010**	2,894	54,513
	2009	-	-
Former Key Management Personnel			
MP Brooks	**2010**	87,043	-
	2009	47,773	-
MM Hudson	**2010**	68,886	-
	2009	62,066	-
SM Smith	**2010**	29,992	3,701
	2009	493	-
A Stevens[6]	**2010**	54,129	-
	2009	-	54,129
AN Davie	**2010**	75,062	-

(1) Includes directly held ordinary and phantom deferred shares, nominally held shares, and shares held by related parties of the individual.

(2) Includes shares granted under the Restricted Share Plan and Directors' Share Purchase Plan. J Pollaers received an allocation of shares under the restricted share plan as part of the employment offer made to attract him to the role of Managing Director, CUB. Shares purchased under the Directors' Share Purchase Plan during the reporting period utilise after-tax fees attributable to the period 1 April 2009 – 30 June 2009.

(3) Includes purchases and shares acquired under the Dividend Reinvestment Plan.

(4) Balance of shares held as at 24 August 2010 relates to the date on which the Annual Report was signed, and is relevant to Directors only.

(5) For Peter Jackson, the closing balance of F09 has been restated to capture shares which have vested under LTIP but have not been allocated to Mr Jackson. Mr Jackson has deferred allocation of these shares as allowed under the plan rules. Refer to section 4 for more information about this plan.

(6) For Alex Stevens this includes restricted share plan shares which were forfeited on cessation of employment.

Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year[3]	Other changes during the year	Balance of shares held at end of year	Balance of shares held at reporting date[4]
-	12,651	-	65,541	65,541
-	1,702	-	52,890	52,890
-	-	(1,700)	183,643	183,643
-	74	(1,608)	183,678	183,678
-	-	-	4,073	4,073
-	-	-	3,206	3,206
-	-	-	-	-
-	-	-	-	-
-	22,103	-	95,600	95,600
-	2,896	-	73,497	73,497
-	10,202	-	14,218	14,218
-	-	-	4,016	4,016
63,210	8,367	-	284,608	284,608
-	492	-	79,821	79,821
-	-	-	-	n/a
-	-	-	-	n/a
18,150	1,187	-	37,447	n/a
-	-	-	-	n/a
-	-	-	-	n/a
-	-	-	-	n/a
83,040	1,726	-	93,554	n/a
-	26	-	5,156	n/a
60,540	1,564	(49,200)	46,827	n/a
37,510	1,901	(46,800)	29,102	n/a
79,540	-	-	138,739	n/a
43,250	-	-	43,923	n/a
-	-	-	57,407	n/a
-	-	-	-	n/a
109,020	-	-	n/a	n/a
39,270	-	-	87,043	n/a
-	-	-	n/a	n/a
6,820	-	-	68,886	n/a
56,400	2,839	-	n/a	n/a
28,820	679	-	29,992	n/a
-	-	(54,129)	n/a	n/a
-	-	-	54,129	n/a
38	63,178	-	138,278	n/a

Note 24 Key Management Personnel disclosures continued

Equity instrument disclosures relating to Key Management Personnel

The aggregate number of Long-Term Incentive Plan opportunities and movements offered during the year to Key Management Personnel of the group, including their related parties, is shown in the table below. Non-executive Directors do not participate in the Long-Term Incentive Plan. This table below is reproduced in the Remuneration Report.

		Maximum share opportunity at start of year[1]	Share opportunities offered during the year (maximum)[2]	Fair value of LTIP offered during the year[3]	Shares vested and converted during the year[4]
Executive Director (Chief Executive Officer)					
ID Johnston	**2010**	343,000	515,400	$1,247,268	63,210
	2009	-	343,000	$1,444,030	-
Other Key Management Personnel					
S Brauer	**2010**	-	86,000	$83,850	-
	2009	-	-	-	-
P Conroy	**2010**	24,200	67,800	$97,971	18,150
	2009	-	-	-	-
DCM Dearie	**2010**	-	110,200	$107,445	-
	2009	-	-	-	-
PR Jackson	**2010**	205,440	70,200	$68,445	83,040
	2009	162,200	78,800	$240,340	4,620
AJ Leyden	**2010**	126,720	78,800	$113,866	60,540
	2009	217,100	37,600	$114,680	37,510
AR McKay	**2010**	227,560	114,200	$165,019	79,540
	2009	230,000	114,000	$347,700	43,250
J Pollaers	**2010**	-	-	-	-
	2009	-	-	-	-
Former Executive Director & Key Management Personnel					
MP Brooks	**2010**	261,520	-	-	109,020
	2009	308,500	95,600	$291,580	39,270
MM Hudson	**2010**	79,980	-	-	-
	2009	350,000	110,400	$336,720	6,820
SM Smith	**2010**	148,560	73,400	$106,063	56,400
	2009	150,000	78,800	$240,340	28,820
A Stevens	**2010**	-	-	-	-
	2009	-	-	-	-
AN Davie	**2010**	117,840	32,400	$31,590	56,180

(1) Maximum share opportunity is the maximum number of shares that can be achieved from all unvested LTIP offers as at the date indicated.
(2) Share opportunities offered during the year include those under the 2009 LTIP offer.
(3) Fair value is determined at the date of offer and is explained in section 8E.
(4) On 21 September 2009, the 2006 offer, the second tranche of the 2007 offer and the first tranche of the 2008 offer all partially vested. Shares under all vesting offers were allocated at $5.67 per share.
(5) Share opportunities lapsed during the year are the remainder of the three offers which partially vested during the year; the 2006 offer, the second tranche of the 2007 offer and the first tranche of the 2008 offer as described above.
(6) The value of lapsed share opportunities is based on the fair value at the date of offer (as explained in section 8E).
(7) The net value of LTIP offered, vested, converted and lapsed during the year provides an indication of incremental value received during the year by aggregating the shaded columns (where those lapsed are treated as a negative).
(8) For P Jackson, the closing balance of 2009 and opening balance of 2010 included an estimated number of shares as under the non-Australian version of the 2006 plan, actual numbers are based on prevailing exchange rates.

Value of those converted during the year	Value of shares converted (over and above fair value)	Share opportunities lapsed during the year[5]	Value of lapsed opportunities[6]	Incremental value of LTIP during year[7]	Maximum share opportunity at year end[1,8]
$344,495	$78,380	5,390	$22,692	$1,569,071	789,800
-	-	-	-	$1,444,030	343,000
-	-	-	-	$83,850	86,000
-	-	-	-	-	-
$98,918	$27,588	6,050	$23,777	$173,112	67,800
-	-	-	-	-	-
-	-	-	-	$107,445	110,200
-	-	-	-	-	-
$452,568	$150,200	24,080	$89,809	$431,204	168,520
$25,641	$13,352	28,140	$98,847	$167,134	208,240
$329,943	$103,720	18,460	$70,162	$373,647	126,520
$199,381	$65,812	90,470	$269,888	$44,173	126,720
$433,493	$150,667	21,300	$78,375	$520,137	240,920
$230,388	$78,287	73,190	$226,025	$352,063	227,560
-	-	-	-	-	-
-	-	-	-	-	-
$594,159	$195,190	152,500	$470,102	$124,057	-
$209,574	$72,955	103,310	$589,985	($88,831)	261,520
-	-	79,980	$314,321	($314,321)	-
$37,851	$19,710	373,600	$1,252,612	($878,041)	79,980
$307,380	$102,925	165,560	$392,534	$20,909	-
$153,201	$50,620	51,420	$152,703	$240,838	148,560
-	-	-	-	-	-
-	-	-	-	-	-
$306,181	$96,330	23,550	$84,661	$221,520	70,510

Key Management Personnel disclosures continued

Loans to Key Management Personnel

In accordance with the terms of the FGL Employee Share and Option Plan, the Company issued fully paid shares and provided financial assistance for the purpose of the acquisition of shares to employees, including Key Management Personnel.

	Balance at beginning of period	Interest paid and payable	Balance at end of period	Interest not charged	Number of KMP included at the end of the year
	$	$	$	$	
2010	**34,020**	**-**	**4,760**	**766**	**2**
2009	89,460	-	34,020	5,289	2

Repayments to share plan loans were made by way of offset of dividend entitlements and other payments received from Key Management Personnel. The share plan loans are interest free. The average commercial rate of interest during the period was 4.4%. There were no allocations to non-executive Directors under the FGL Employee Share and Option Plan nor were there loans to such Directors. There were no individuals with loans above $100,000 in either of the years ended 30 June 2009 or 2010.

Other transactions with Key Management Personnel and their personally-related entities

FGL and the Group entered into transactions which are insignificant in amount with Key Management Personnel and their related parties within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available in similar arm's length dealings which include payments of salaries and benefits and purchase of Group products.

Some directors of Foster's Group Limited are also directors of public companies, which have transactions with the Foster's Group. The relevant directors do not believe they have the individual capacity to control or significantly influence the financial policies of those companies. The companies are therefore not considered to be related parties for the purpose of the disclosure requirements of AASB 124 "Related Party Disclosures".

Note 25 Employee equity plans

Employee share grant plan

Most full-time or part-time permanent employees with at least six months' service with the Company are eligible to participate in the Foster's Employee Share Grant Plan, which was last presented to shareholders and approved at the Annual General Meeting held on 21 October 2009.

Under this plan, participants receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

During the year ended 30 June 2010, 715,269 fully paid ordinary shares were issued under the Plan at a notional price of $5.45.

In some countries, a portion of any shares allocated may be sold at the time of grant to pay for employee or employer taxes. Participants may not transfer shares until the earlier of three years after they are acquired or when employment ceases.

The Company conducts separate versions of the plan in the different countries in which it operates, in order to reflect local compliance requirements while preserving the plan's main features.

Employee Share Grant Plan	Balance as at 1 July	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June
2010	**1,844,491**	**715,269**	**(395,734)**	**4,583**	**2,164,026**
2009	2,204,251	-	(359,760)	4,303	1,844,491

International employee share plan

The International Employee Share Plan **("International Plan")** was established in 2001 to facilitate employee share ownership in overseas jurisdictions in which it was not practicable for Foster's to operate the Foster's Employee Share and Option Plan.

Under the International Plan, employees resident in the United States and the United Kingdom had the right to contribute a specified percentage of their remuneration to purchase shares in the Company at a discount of up to fifteen per cent of the prevailing market price. Shares under the Plan were subject to a restriction on transfer of twelve months or until the employee left the Company.

The International Plan was last approved by shareholders at the Annual General Meeting of the Company in 2006. No offers were made under the International Plan during the year ended 30 June 2010 (2009: nil). As the International Plan has similar features to the Employee Share Acquisition Plan **("Acquisition Plan")** which was presented to shareholders for approval at the 2006 Annual General Meeting, the Company may make offers under the International Plan in place of offers under the Acquisition Plan in certain overseas jurisdictions where the International Plan may be more suitable than the Acquisition Plan due to local regulatory issues.

International Employee Share Plan	Balance as at 1 July	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June
2010	**155,719**	**-**	**(42,906)**	**54**	**112,813**
2009	189,993	-	(34,274)	69	155,719

Foster's employee share and option plan – shares

Under the Foster's Employee Share and Option Plan, eligible employees were offered fully paid ordinary shares at a discount of fifty cents per share ($0.50) from the prevailing market price, funded by an interest free loan arranged by the Company. The loan is repaid by applying dividends paid on the shares or voluntary payments by the employee. The shares could not be transferred for three years or until the loan was repaid, and on leaving the Company all loan balances must be repaid by the employee.

No additional offers are currently planned under the Foster's Employee Share and Option Plan. As at the reporting date, interest free loans remain outstanding in respect of 4,821,600 fully paid ordinary shares and therefore subject to the rules of this plan.

Foster's Employee Share and Option Plan – Shares	Balance as at 1 July	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June
2010	**6,563,600**	**-**	**(1,742,000)**	**756**	**4,821,600**
2009	8,358,500	-	(1,794,900)	917	6,563,600

Foster's employee share acquisition plan

Foster's Employee Share Acquisition Plan was approved by shareholders at the 2006 Annual General Meeting. Under the plan, employees have been given the opportunity to increase shareholdings in the Company, using funds that would otherwise have been paid to them as a bonus. Shares acquired under the plan have been placed in trust and do not become available to the employee until three years from the date of purchase, or when they cease employment with the Company, whichever comes first. In light of new legislation being proposed by the Australian Government, the Employee Share Acquisition Plan is unlikely to be used to facilitate the purchase of any additional shares.

Foster's Employee Share Acquisition Plan	Balance as at 1 July	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June
2010	**35,528**	**-**	**(14,374)**	**27**	**21,154**
2009	12,281	23,247	-	33	35,528

Employee equity plans continued

Foster's restricted share plan

Foster's Restricted Share Plan was approved by shareholders at the 2007 Annual General Meeting. Under the plan, the Company requires that a proportion of bonuses paid to certain employees be received in the form of shares. The first shares acquired under the plan were bought on-market in relation to 2008 bonuses made below senior executive level. These shares will be subject to forfeiture if an employee resigns from the Company or otherwise leaves employment in certain circumstances during the three-year restriction period. These circumstances include employees who leave the Company for cause or who have failed to meet performance objectives.

The plan also facilitates offers by the Board on special terms, tied to the employee remaining with the Company for specified periods and/or the achievement of special performance standards. These provisions may be used by the Directors on a non-recurrent basis to create incentives to attract and retain the best possible management talent for Foster's where the existing share plans may not be sufficiently flexible for this purpose.

Foster's Restricted Share Plan	Balance as at 30 June 2009	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June
2010	**488,829**	**376,005**	**(141,677)**	**204**	**723,157**
2009	-	513,160	(24,331)	197	488,829

Foster's long term incentive plan

Under the Foster's Long Term Incentive Plan (LTIP), participants (who are determined selectively by the Directors), may be entitled to shares to be issued for no consideration by Foster's, subject to certain performance standards being met.

For the 2007 and 2008 offers the performance standard is the Company's relative performance measured by total shareholder return compared with a number of listed peer companies. Offers are split into three tranches measured over one, two and three years, and weighted 20 per cent, 20 per cent and 60 per cent respectively. For each tranche, Foster's performance is measured against two independent peer groups comprising (1) Australian companies and (2) international alcoholic beverage companies. Any shares issued in relation to the one- or two-year tranches do not vest until the final three-year performance period has elapsed.

For the 2009 offer the performance standards differ depending upon the nature of an executive's role and are made up of a combination of Company TSR, CUB EBITS and Wine ROCE. Unlike the 2007 and 2008 offers, there is no progressive vesting.

Further details of the LTIP are included in section 4 of the Remuneration Report.

In the year ended 30 June 2010 the 2006 offer vested as did part of the second tranche of the 2007 offer and the first tranche of the 2008 offer. For all outstanding LTIP offers, the estimated number of shares that may be granted under LTIP if performance conditions are met is as follows:

LTIP Offer	No. of Current Participants	Number of Shares at Threshold	Number of Shares at Maximum
2009	24	727,000	1,454,000
2008	12	320,640	641,280
2007	12	101,100	202,200

Partly paid employee shares

Shares issued under the 1987 Employee Share Plan are described in Note 22 Contributed Equity.

Note 26 Employee benefits

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
The aggregate amount of employee benefits is comprised of:				
Accrued wages, salaries and on-costs	**8.2**	9.1	**51.3**	33.5
Provisions (current)	**1.5**	9.6	**106.9**	126.5
Provisions (non current)	**3.9**	3.0	**6.6**	30.1
Total employee benefits	**13.6**	21.7	**164.8**	190.1

The aggregates of provisions for employee entitlements as shown above are $113.5 million (2009: $156.6 million).

The total employee benefits incurred during the year for the consolidated entity were $583.1 million (2009: $623.4 million).

	Consolidated	
	2010	2009
Employee numbers		
Number of full-time equivalent employees at the reporting date	**5,731**	6,271

Superannuation commitments

The Group has established a number of retirement funds which provide either defined or accumulation type benefits for employees within the Group, worldwide.

The benefits are provided from contributions by employee members and entities in the Group and income from fund assets invested. The members' contributions are at varying rates while contributions from controlled entities, in respect of defined benefit funds, are made at levels necessary to ensure that these funds are maintained with sufficient assets to meet their liabilities and, in respect of accumulation funds, are at fixed rates. The rate of contributions by controlled entities for defined benefit funds is determined by actuarial valuations.

Controlled entities are obliged to contribute to these funds as set out in the relevant Trust Deeds or in accordance with industrial agreements or legislation, subject to their right to reduce, suspend or terminate contributions as specified in the relevant Trust Deeds.

Following the Southcorp acquisition the Group now sponsors a number of Southcorp Superannuation funds in Australia, New Zealand, the United States and other countries where it operates. The majority of members receive accumulation benefits, however the primary fund (Plum Superannuation Fund for Southcorp Employees) is classified as a defined benefit fund because a number of members receive defined benefits.

During 2009, all plan assets and obligation liabilities were transferred from FGL into Foster's People Pty. Ltd., which forms part of the consolidated group.

The latest actuarial valuation at 30 June 2008 performed by Watson Wyatt Australia Pty. Ltd., identified the value of the Foster's Group Superannuation Fund assets to be $291.9 million. Fully vested benefits at this date were $295.2 million (fund assets in deficit by $3.3 million). Accrued benefits at this date were $286.4 million (fund assets in excess by $5.5 million).

The actuary has estimated that the vested benefits exceed assets under the Foster's Group Superannuation Fund as at 30 June 2010 by approximately $7.1 million (2009: $14.6 million). Based on advice from the fund's Actuary, the Group has committed to fund the deficiency within the next 3 years (or earlier as required).

Note 26 Employee benefits continued

The Group sponsors the defined benefit plans as noted above. The amounts recognised in the consolidated statement of comprehensive income and the funded status and amounts recognised in the consolidated statement of financial position are summarised below:

	FGL		Consolidated	
	2010	2009	2010	2009
Amounts recognised in statement of comprehensive income	$m	$m	$m	$m
Current service cost			4.6	4.3
Interest cost			3.7	3.6
Expected return on plan assets			(4.5)	(3.6)
Net expense			3.8	4.3

	Consolidated				
	2010	2009	2008	2007	2006
Amounts recognised in statement of financial position	$m	$m	$m	$m	$m
Present value of benefit obligation	67.2	74.1	82.4	92.8	103.1
Fair value of plan assets	54.4	55.9	74.8	96.5	107.5
Net defined benefit superannuation fund asset/(liability)	(12.8)	(18.2)	(7.6)	3.7	4.4
Experience adjustments – plan liabilities	0.3	(2.2)	0.7	1.1	1.8
Experience adjustments – plan assets	1.4	(14.5)	(12.8)	3.2	2.1

All actuarial gains or losses are recognised in the statement of financial position as they are identified. Adjustments to actuarial gains and losses are recognised directly to retained earnings, in accordance with AASB 119, "Employee Entitlements". There are no past service costs attributable to any Foster's Group defined benefit Superannuation fund.

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Amounts recognised in other comprehensive income				
Actuarial (gain)/loss carried forward at the beginning of the year			12.3	(6.1)
Recognised actuarial (gain)/loss			1.0	18.4
Actuarial (gain)/loss at the end of the year			13.3	12.3

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Movement in present value of benefit obligation				
Defined benefit obligation at the beginning of the year	-	26.3	74.1	82.4
Current service cost			4.6	4.3
Interest cost			3.7	3.6
Contributions by plan participants			0.3	0.3
Actuarial (gain)/losses			1.3	0.5
Benefits paid			(16.6)	(17.8)
Transfers	-	(26.3)		
Foreign exchange			(0.2)	0.8
Defined benefit obligation at the end of the year	-	-	67.2	74.1
Comprising amounts from:				
– plans that are wholly or partly funded			67.2	74.1
– plans that are wholly unfunded				
Movement in fair value of plan assets				
Fair value of plan assets at the beginning of the year	-	23.4	55.9	74.8
Expected return on plan assets			4.5	3.6
Actuarial gain/(losses)			1.5	(18.0)
Employee contributions			9.0	12.3
Contributions by plan participants			0.3	0.3
Benefits paid			(16.6)	(17.8)
Transfers	-	(23.4)		
Foreign exchange			(0.2)	0.7
Plan assets at the end of the year	-	-	54.4	55.9
Actual return on plan assets			5.8	(10.6)

The fair value of plan assets includes no amounts relating to any of the companies own financial instruments or any property occupied by, or other assets used by the Group. The expected return on assets is determined by weighting the expected long-term return for each class by the target allocations of assets to each class. The returns used for each asset class are net of investment tax and investment fees. The actual return on plan assets in 2010 was a return of $5.8 million (2009: $10.6 million loss) for the Group.

Plan assets

	Consolidated	
	2010	2009
	%	%
Equity securities	66	63
Debt securities	27	26
Property securities	3	4
Other	4	7

The principal actuarial assumptions used in determining defined benefit superannuation obligations for the Group's plans are as follows:

	Consolidated	
	2010	2009
	%	%
Discount rate (gross of tax)	5.2	5.5
Expected rate of return on assets (net of tax)	8.0	8.0
Future salary increases	4.5	4.5

Note 27 Remuneration of auditors

	FGL		Consolidated	
	2010	2009	2010	2009
	$'000	$'000	$'000	$'000
Amounts received, or due and receivable, by the auditors for:				
Auditing and reviewing the financial statements				
- auditors of FGL	**264.0**	300.0	**2,974.0**	3,047.0
- associated firms of FGL auditors			**910.0**	866.0
Other assurance				
- auditors of FGL	**266.0**	83.0	**353.0**	83.0
- associated firms of FGL auditors		-	**56.0**	-
Total audit and other assurance				
- auditors of FGL	**530.0**	383.0	**3,327.0**	3,130.0
- associated firms of FGL auditors			**966.0**	866.0
	530.0	383.0	**4,293.0**	3,996.0
Other services				
- auditors of FGL	**21.0**	-	**21.0**	11.0
- associated firms of FGL auditors			**8.0**	-
Total other services				
- auditors of FGL	**21.0**	-	**21.0**	11.0
- associated firms of FGL auditors			**8.0**	-
	21.0	-	**29.0**	11.0
Totals				
- auditors of FGL	**551.0**	383.0	**3,348.0**	3,141.0
- associated firms of FGL auditors			**974.0**	866.0
Total remuneration of auditors	**551.0**	383.0	**4,322.0**	4,007.0

The Group employs its statutory auditor PricewaterhouseCoopers to provide other non-audit services where their expertise and experience best qualifies them to provide the appropriate service and as long as stringent independence requirements are satisfied.

Other assurance is for reviews of systems, environmental reporting, remuneration, tax review and services relating to wholly owned subsidiary entities and AGM attendance.

The Audit Committee has completed an evaluation of the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The Chairman of the Audit Committee has advised the Board that the Committee's assessment is that the provision of these services has not impaired the independence of the auditor.

Note 28 Commitments

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Leases				
Non cancellable operating leases				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable				
– under 1 year	2.3	-	62.1	63.0
– between 1 year and 5 years	1.1	-	147.2	178.2
– over 5 years			110.1	150.4
Total lease commitments	3.4	-	319.4	391.6
Finance leases				
Commitments in relation to finance leases are payable as follows:				
Within one year			1.1	0.9
After one year but not more than five years			2.3	3.0
Total minimum lease payments			3.4	3.9
Capital expenditure and other commitments				
The following expenditure has been contracted but not provided for in the financial statements				
Capital expenditure				
– under 1 year	23.9	-	31.9	26.4
Total capital expenditure and other commitments	23.9	-	31.9	26.4
Other commitments				
– under 1 year	20.3	-	46.6	28.0
– between 1 year and 5 years	21.8	-	59.8	58.4
Total other commitments	42.1	-	106.4	86.4

Note 29 Contingent liabilities

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Arising in respect of individual controlled entities:				
Amounts uncalled on shares in controlled entities	**23.0**	23.0		
Arising in respect of individual controlled entities:				
– guarantees – banks and other financiers	**2,477.9**	2,795.2		
Arising in respect of other persons:				
– litigation – disputed tax assessments	**288.8**	288.8	**288.8**	288.8
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	**5.4**	3.6	**5.4**	7.0
Total contingent liabilities	**2,795.1**	3,110.6	**294.2**	295.8

Disputed tax assessments

On 29 June 2007 the Group received assessment notices from the Commissioner for primary tax of $548.7 million and penalties and interest of $302.0 million. The assessments are attributable to the 1995 to 2004 income tax years and relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. Foster's is disputing these assessments. Foster's view of the positions adopted by the Commissioner is that its potential maximum exposure in relation to these and related assessments is limited to $545.7 million, comprising $340.9 million for primary tax and $204.8 million for penalties and interest. The matter was heard in the Federal Court in June 2008. Judgment was delivered in favour of Foster's in November 2009. The ATO appealed the decision to the Full Federal Court. The appeal was heard on 16 and 17 August 2010. The Group remains confident of the position it has adopted.

Part payment of the disputed tax assessments was required pending resolution of the dispute. The Group paid a further $0.8 million in May 2010 (2009: $9.1 million) to the Commissioner in respect of the assessments. This amount is fully refundable in the event that the matter is resolved in favour of Foster's. This amount has been recorded on the statement of financial position as a receivable.

Litigation

Various entities in the Group are party to legal actions, other than the tax assessment matter identified, which have arisen in the ordinary course of business. The actions are being defended and no material losses are expected to arise.

Note 30 Notes to the cash flow statement

Reconciliation of cash

For the purpose of the cash flow statements, cash includes cash at bank, on hand, in transit and on short-term deposit, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the statements of cash flows is reconciled to the related items in the statement of financial position as follows:

	FGL		Consolidated	
	2010	2009	2010	2009
	$m	$m	$m	$m
Cash at bank, on hand and in transit (note 8)	2.4	2.5	123.1	111.2
Cash on deposit (note 8)			113.6	21.8
	2.4	2.5	236.7	133.0
Reconciliation of net cash flows from operating activities to profit/(loss) after income tax				
Profit/(loss) for the year	(70.8)	437.3	(463.4)	442.7
Depreciation and amortisation	7.3	6.0	158.2	180.1
Contributions from partnerships			(13.2)	(15.6)
(Profit)/loss on disposal of non-current assets	0.1	-	(4.5)	10.9
(Profit)/loss on disposal of controlled entities			-	(7.1)
Valuation decrement on grapes and vines			66.1	21.9
Recoverable amount write downs			1,229.6	274.6
Provisions charged	5.1	28.1	12.0	137.6
Movement in unrealised foreign exchange	0.2	(0.7)	(0.1)	1.3
Net cash provided by operating activities before change in assets and liabilities	(58.1)	470.7	984.7	1,046.4
Change in working capital, net of effects from acquisition/disposal of controlled entities				
- receivables	3.9	(504.9)	(35.2)	169.6
- inventories			83.9	(79.5)
- other assets	-	4.2	10.3	7.1
- payables	53.8	23.3	85.9	(21.0)
- net tax balances	(282.6)	(266.7)	(103.2)	(103.6)
- provisions	(16.3)	(11.3)	(91.7)	(134.1)
Net cash flows from operating activities	(299.3)	(284.7)	934.7	884.9

	Consolidated	
	2010	2009
	$m	$m
Entities disposed		
Consideration		
- net proceeds per cash flow statement	-	1.3
Net assets disposed of		
- cash	-	1.4
- receivables	-	0.6
- inventories	-	0.4
- accounts payable	-	(0.5)
- provisions	-	(1.1)
	-	0.8
Gross profit on disposal	-	0.5

Refer to Borrowings (note 20) and Employee equity plans (note 24) for details of non-cash financing transactions relating to employee share plans, the Long Term Incentive Plan and the DRP.

Note 31 Non-Director related party disclosures

Ownership interests in related parties

All material ownership interests in related parties are disclosed in note 24 to the financial statements.

Transactions with entities in the wholly-owned Group

FGL advanced and repaid loans and provided management, accounting and administrative assistance to other entities in the wholly-owned Group during the year. With the exception of some interest-free loans provided by FGL and transfer of the benefit of income tax losses for no consideration between controlled companies, these transactions were on commercial terms and conditions.

Note 32 Events subsequent to reporting date

On 21 July 2010 Treasury Wine Estates became the new identity for Foster's global wine business. Treasury Wine Estates will be managed as four regional businesses in Australia and New Zealand, The Americas, Europe, Middle East & Africa and Asia.

Ms Christine Nixon has notified the Company of her intention to resign as a non-executive Director with effect from 31 August 2010.

The Directors have approved a plan to implement a share sale facility for shareholders with an "unmarketable parcel" of shares (securities with a value less than $500).

Note 33 Controlled entities

The Group has a 100 per cent ownership interest in the ordinary share capital of the following entities for the current and prior year except where noted:

	Country of incorporation
A.C.N. 004 039 070 Pty. Ltd.	Australia
A.C.N 004 982 745 Pty. Ltd.	Australia
A.C.N 006 327 313 Pty. Ltd.	Australia
A.C.N. 008 008 526 Pty. Ltd.	Australia
A.C.N. 070 379 869 Pty. Ltd.	Australia
A.C.N. 087 233 154 Pty. Ltd.[2]	Australia
A.C.N 118 996 535 Pty. Ltd. (formerly Lindemans Catering Pty. Ltd.)	Australia
Aldershot Nominees Pty. Ltd.[2]	Australia
Amayana Pty. Ltd.	Australia
AML&F Holdings Pty. Ltd.[3]	Australia
Anglemaster Limited	United Kingdom
Archana Pty. Ltd.	Australia
Ashwick (N.T.) No.7 Pty. Ltd.	Australia
Ashwick (Qld) No.1 Pty. Ltd.	Australia
Ashwick (Qld) No.9 Pty. Ltd.	Australia
Ashwick (Qld) No.12 Pty. Ltd.	Australia
Ashwick (Qld) No.15 Pty. Ltd.	Australia
Ashwick (Qld) No.16 Pty. Ltd.	Australia
Ashwick (Qld) No.17 Pty. Ltd.	Australia
Ashwick (Qld) No.29 Pty. Ltd.	Australia
Ashwick (Qld) No.73 Pty. Ltd.	Australia
Ashwick (Qld) No.74 Pty. Ltd.	Australia
Ashwick (Qld) No.83 Pty. Ltd.	Australia
Ashwick (Qld) No.95 Pty. Ltd.	Australia
Ashwick (Qld) No.96 Pty. Ltd.	Australia
Ashwick (Qld) No.127 Pty. Ltd.	Australia
Ashwick (Qld) No.129 Pty. Ltd.	Australia
Ashwick (Qld) No.167 Pty. Ltd.	Australia
Ashwick (Vic) No.15 Pty. Ltd.	Australia
Ashwick (Vic) No.27 Pty. Ltd.	Australia
Ashwick (Vic) No.75 Pty. Ltd.	Australia
Ashwick (Vic) No.121 Pty. Ltd.	Australia
Australian Estates Pty. Ltd.[3]	Australia
Australian, Mercantile, Land and Finance Company Pty. Ltd.[3]	Australia
B. Seppelt & Sons Limited[2]	Australia
Beringer Blass Distribution S.R.L.	Italy
Beringer Blass Italia S.R.L.	Italy
Beringer Blass Wine Estates Chile Limitada	Chile
Beringer Blass Wine Estates Limited	United Kingdom
Beringer Blass Wine Estates Pty. Ltd.[2]	Australia
Beringer Blass Wines Pty. Ltd.[2]	Australia
Bevcorp Pty. Ltd.	Australia
Bilyara Vineyards Pty. Ltd.[2]	Australia
Bourse du Vin Limited	United Kingdom
Brewing Holdings Pty. Ltd.[2]	Australia
Brewing Investments Pty. Ltd.[2]	Australia
Brewman Group Limited	United Kingdom
Brewtech Pty. Ltd.	Australia
Bright Star Investments Pty. Ltd.[2]	Australia
Bulmer Australia Limited[2]	Australia
Bulmer Harvest Limited	New Zealand
C.U.B. Pty. Ltd.	Australia
Camberwell Hotels Pty. Ltd.	Australia
Carlton & United Breweries (N.S.W.) Pty. Ltd.[2]	Australia
Carlton and United Beverages Limited[2]	Australia
Carlton and United Breweries (Queensland) Pty. Ltd.[2]	Australia

	Country of incorporation
Carlton Brewery Hotels (N.R.) Pty. Ltd.	Australia
Carlton Brewery Hotels (Victoria) Pty. Ltd.	Australia
Carlton Brewery Hotels Pty. Ltd.[2]	Australia
Carlton Finance Limited	Australia
Cascade Brewery Company Pty. Ltd.[2]	Australia
Cellarmaster Wines (UK) Limited	United Kingdom
Cellarmaster Wines Holdings (UK) Limited	United Kingdom
CFL Securities Pty. Ltd.	Australia
CNAB Pty. Ltd.[2]	Australia
Coldstream Australasia Limited[2]	Australia
Craigburn Land Co. Pty. Ltd.	Australia
Craigburn Properties Pty. Ltd.	Australia
CSB Pty. Ltd.	Australia
Cuppa Cup Vineyards Pty. Ltd.	Australia
Dennys Strachan Mercantile Pty. Ltd.[3]	Australia
Derel ESC Pty. Ltd.[2]	Australia
Devil's Lair Pty. Ltd.	Australia
Dismin Investments Pty. Ltd.[2]	Australia
Dreamgame Limited	United Kingdom
East West Oriental Brewing Company Limited	United Kingdom
EFBI Limited	United Kingdom
EFG Australia Pty. Ltd.	Australia
EFG Finance Leasing Pty. Ltd.	Australia
EFG Holdings (USA) Inc.	United States
EFG Investments Pty. Ltd.	Australia
EFG Securities Pty. Ltd.	Australia
EFG Treasury Pty. Ltd.	Australia
ELFIC Pty. Ltd.	Australia
Elstone Developments Pty. Ltd.	Australia
EMEA Investments Limited	United Kingdom
Etude Wines, Inc.	United States
Ewines Pty. Ltd.	Australia
FBG Brewery Holdings UK Limited	United Kingdom
FBG Finance Limited	Australia
FBG Financial Services Limited	Australia
FBG Holdings (UK) Limited	United Kingdom
FBG Incentive Pty. Ltd.	Australia
FBG International Limited	United Kingdom
FBG Treasury (Aust.) Limited	Australia
FBG Treasury (Europe) BV	Netherlands
FBG Treasury (NZ) Limited	New Zealand
FBG Treasury (UK) PLC	United Kingdom
FBG Treasury (USA) Inc.	United States
FBI Holdings Pty. Ltd.	Australia
FBL Holdings Limited	United Kingdom
FGL Employee Share Plan Pty. Ltd.	Australia
FGL Finance (Aust.) Limited	Australia
FGL Insurance Company Pty. Ltd.	Singapore
Filehaze Pty. Ltd.	Australia
Finnews Pty. Ltd.	Australia
Foster's Americas Inc.	United States
Foster's Asia Pty. Ltd.	Australia
Foster's Asia (SEA) Pty. Ltd.	Singapore
Foster's Australia Limited[2]	Australia
Foster's Barossa Vineyards Pty. Ltd.	Australia
Foster's Beverage Services Pty. Ltd.	Australia
Foster's Beverage Trading (Shanghai) Co. Ltd.	China
Foster's Brewing Group Pty. Ltd.	Australia

Note 33 Controlled entities continued

	Country of incorporation
Foster's Brewing Group (USA) Limited	United States
Foster's Brands Limited	United Kingdom
Foster's Denmark ApS	Denmark
Foster's EMEA Limited	United Kingdom
Foster's Finance Corp.	United States
Foster's Finland Oy	Finland
Foster's Group Asia Holdings Pty. Ltd.[3]	Australia
Foster's Group Limited[2]	Australia
Foster's New Zealand Limited	New Zealand
Foster's New Zealand (Matua) Limited	New Zealand
Foster's Norway AS	Norway
Foster's People Pty. Ltd.[2]	Australia
Foster's Share Plans Pty. Ltd.	Australia
Foster's Share Plans International Pty. Ltd.	Australia
Foster's Sweden AB	Sweden
Foster's Wine Estates America Company	United States
Foster's Wine Estates Canada, Inc.	Canada
Foster's Wine Estates Holdings Inc.	United States
Foster's Wine Estates Limited[2]	Australia
Foster's Wine Estates Sales Company	United States
Galemaze Pty. Ltd.	Australia
Ghalias (BBA) Pty Ltd[1]	Australia
Great Western Sparkling Wines Pty. Ltd.[3]	Australia
Highlands Craigieburn Pty. Ltd.	Australia
Hotel (FP) Pty. Ltd.	Australia
Ieiro Pty. Ltd.[3]	Australia
Il Cavalieri del Castello di Gabbiano S.r.l.	Italy
I-NOVA Consulting Pty. Ltd.	Australia
Interbev Pty. Ltd.[2]	Australia
Invin Packaging Pty. Ltd.[2]	Australia
Invin Wines Pty. Ltd.	Australia
Island Cooler Pty. Ltd.	Australia
James Herrick Wines Limited	United Kingdom
JJ Goller & Co Pty. Ltd.	Australia
Kaiser Stuhl Wines Pty. Ltd.[3]	Australia
Kangaroo Ridge Wines Europe Limited	United Kingdom
Killawarra Vintage Wines Pty. Ltd.[3]	Australia
Leo Buring Pty. Ltd.	Australia
Liana Cottage Pty. Ltd.[2]	Australia
Lindeman (Holdings) Limited[2]	Australia
Lindemans Wines Pty. Ltd.	Australia
LTIP Incentive Pty. Ltd.	Australia
Mag Wines Pty. Ltd (formerly Maglieri Wines Pty Ltd)[4]	Australia
Majorca Pty. Ltd.[2]	Australia
Matua Finance Limited	New Zealand
MBBC Limited[3]	Australia
MBL Packaging Pty. Ltd.	Australia
Melbourne Brewery Company Pty. Ltd.	Australia
Mildara Blass Wines Inc.	United States
Mildara Holdings Pty. Ltd.[2]	Australia
Moorabbin Junction Pty. Ltd.	Australia
N.T. Brewery Pty. Ltd.[2]	Australia
New Crest Investments Pty. Ltd.[2]	Australia
Nexus Global Pty. Ltd.	Australia
North America Packaging (Pacific Rim) Corporation	United States
North Lakes Marketing Consultancy Trust	Australia
North Lakes Marketing Pty. Ltd.	Australia
North Lakes Sales Agency Trust	Australia
North Lakes Sales Pty. Ltd.	Australia
North Napa Land Co.	United States

	Country of incorporation
Nova Glen Pty. Ltd.	Australia
Oakland Glen Pty. Ltd.	Australia
Penfolds Wines Pty. Ltd.	Australia
Pitt, Son & Badgery Pty. Ltd.[4]	Australia
Power Brewing Company Pty. Ltd.	Australia
Premium Land, Inc.	United States
Queensland Breweries Pty. Ltd.[3]	Australia
Raust International Investments BV	Netherlands
Robertsons Well Pty. Ltd.	Australia
Robertsons Well Unit Trust	Australia
Rosemount Estates Pty. Ltd.	Australia
Rothbury Sales Pty. Ltd.	Australia
Rothbury Wines Pty. Ltd.[2]	Australia
RH Wines Pty. Ltd (formerly Rouge-Homme Wines Pty. Ltd)[4]	Australia
Roxburgh Vineyards Pty. Ltd.	Australia
RSG Land Group Pty. Ltd.	Australia
RSG North Lakes Marketing Pty. Ltd.	Australia
RSG North Lakes Sales Pty. Ltd.	Australia
Rumar International Pty. Ltd.[2]	Australia
SCA 605 Pty. Ltd.	Australia
SCP 197 Pty. Ltd.	Australia
SCW 905 Limited[2]	Australia
Seaview Winery Pty. Ltd.[3]	Australia
Seaview Wynn Pty. Ltd.	Australia
Selion Pty. Ltd.	Australia
Sharden Lodge Pty. Ltd.	Australia
Silvester Brothers (AMH) Pty. Ltd.	Australia
Silvester Brothers (AMHUK) Limited	United Kingdom
Societe D Investissue Du Beaujolais[3]	France
Somar Pty. Ltd.[2]	Australia
Southcorp Australia Pty. Ltd.[2]	Australia
Southcorp Brands Pty. Ltd.[2]	Australia
Southcorp Employee Share Plan Pty. Ltd.[3]	Australia
Southcorp Executive Share & Option Plan Pty. Ltd.[3]	Australia
Southcorp Finance USA, Inc.	United States
Southcorp International Investments Pty. Ltd.[2]	Australia
Southcorp Investments Pty. Ltd.[2,3]	Australia
Southcorp Limited[2]	Australia
Southcorp NZ Pty. Ltd.[2]	Australia
Southcorp Whitegoods Pty. Ltd.	Australia
Southcorp Wines Asia Pty. Ltd.	Australia
Southcorp Wines Estates, LLC	United States
Southcorp Wines Europe Limited	United Kingdom
Southcorp Wines NZ Limited	New Zealand
Southcorp Wines Pty. Ltd.[2]	Australia
Southcorp XUK Limited	United Kingdom
SRP 687 Pty. Ltd.	Australia
Stamford Hotel Pty. Ltd.	Australia
Sylfield Hotels Pty. Ltd.	Australia
T'Gallant Winemakers Pty. Ltd.	Australia
The Australian Pubco (NSW) Pty. Ltd.	Australia
The Australian Wine Centre Limited	United Kingdom
The Ballarat Brewing Company Pty. Ltd.	Australia
The Castlemaine Brewery Company Melbourne Pty. Ltd.	Australia
The Continental Spirits Company Pty. Ltd.[2]	Australia
The Foster Brewing Co. Pty. Ltd.	Australia
The New Zealand Wine Club Limited	United Kingdom
The Rothbury Estate Pty. Ltd.[2]	Australia

	Country of incorporation
The Shamrock Brewing Company Pty. Ltd.	Australia
The Wine Exchange Limited	United Kingdom
Tibsco Limited	United Kingdom
Tibsco Pensions Limited	United Kingdom
Tolley Scott & Tolley Limited[2]	Australia
Traclon (No 2) Pty. Ltd.	Australia
Trinity Park Inc.	United States
VEA Pty. Ltd.	Australia
Victoria Brewery Pty. Ltd.[2]	Australia
Vintners Imports Pty. Ltd.[3]	Australia
Voskane Pty. Ltd.[2]	Australia
Whitecross Investments Pty. Ltd.	Australia
Windermere Securities Limited	Turks and Caicos Islands
Wine Planet Holdings Pty. Ltd.	Australia
Winemaker's Choice Limited	United Kingdom
Wolf Blass Wines Pty. Ltd.[2]	Australia
Wood Hall (Aust.) Pty. Ltd.	Australia
Woodley Wines Pty. Ltd.	Australia
Wynn Winegrowers Pty. Ltd.	Australia
Wynns Coonawarra Estate Pty. Ltd.	Australia

The Foster's Group has a controlling interest in the ordinary share capital of the following entities that are not 100 per cent owned:

	Country of incorporation	Group ownership percentage	
		2010	2009
Foster's Group Pacific Limited	Fiji	**89.6%**	89.6%
Graymoor Estate Joint Venture	Australia	**48.8%**	48.8%
Graymoor Estate Pty. Ltd.	Australia	**48.8%**	48.8%
Graymoor Estate Unit Trust	Australia	**48.8%**	48.8%
Greg Norman Estates Joint Venture	Australia	**70.0%**	70.0%
North Para Environment Control Pty. Ltd.	Australia	**69.9%**	69.9%
Samoa Breweries Limited	Samoa	**84.0%**	84.0%
South Pacific Distilleries Limited[3]	Fiji	**89.6%**	89.6%

Entities in which the Group's ownership interest is 50 per cent or less are consolidated where the Group has the capacity to control the entities or has the capacity to enjoy the majority of the benefits and to be exposed to the majority of the risks of the entity.

Entities no longer controlled

Entity Name	Country of Incorporation
Barossa Vineyards Limited	Australia
Brenchley Pty. Ltd	Australia
Glenloth Wines Pty. Ltd	Australia
Neyog (UK) Limited	United Kingdom
RAL European Holdings Limited	Netherlands
Rosemount Estate Wines Limited	United Kingdom
Rosemount Ventures Australia Pty. Ltd.	Australia
Rosemount Vineyards Pty. Ltd	Australia
Shingle Peak Wines Limited	New Zealand
Southcorp Finance Europe Limited	United Kingdom
Waikoukou Vineyards Limited	New Zealand
Matua Valley Wines Limited	New Zealand

1. Formerly deregistered entity reinstated during the current year.
2. Entity is a member of the Closed Group under the Deed of Cross Guarantee (refer to note 33) and relieved from the requirement to prepare audited financial statements by ASIC Class Order (98/1418).
3. Companies with applications for deregistration lodged and companies in liquidation.
4. Entities undergone name change during the current year.

Note 34 Deed of cross guarantee

Under the terms of ASIC class order 98/1418, certain wholly-owned controlled entities have been granted relief from the requirement to prepare audited financial reports. It is a condition of the class order that FGL and each of the relevant subsidiaries enter into a Deed of Cross Guarantee whereby each company guarantees the debts of the companies party to the Deed. The member companies of the Deed of Cross Guarantee are regarded as the "Closed Group" and identified in note 33 "Controlled Entities". Companies added and removed during the year from the Deed of Cross Guarantee are also identified in note 33.

A consolidated statement of comprehensive income, retained earnings reconciliation and a consolidated statement of financial position, comprising FGL and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2010 are set out below.

	Consolidated	
	2010	2009
	$m	$m
Extract of the statement of comprehensive income		
Loss before tax	(1,379.1)	(711.0)
Income tax expense	(183.2)	(104.3)
Net loss	(1,562.3)	(815.3)
Retained earnings at beginning of the year	895.0	2,220.1
Actuarial losses on defined benefit plans	(0.4)	(13.8)
Aggregate of amounts transferred from reserves	2.3	8.5
Dividends paid during the year	(525.6)	(504.5)
Retained earnings at end of the year	(1,191.0)	895.0

	Consolidated	
	2010	2009
	$m	$m
Current assets		
Cash and cash equivalents	2.4	2.3
Receivables	9,302.4	8,636.4
Inventories	602.0	646.2
Non-current assets classified as held for sale	4.1	21.0
Total current assets	9,910.9	9,305.9
Non-current assets		
Receivables	8.4	11.4
Inventories	195.0	225.5
Investments accounted for using the equity method	3.0	-
Other financial assets	3,033.9	4,226.1
Property, plant and equipment	1,105.9	1,278.1
Agricultural assets	56.7	76.4
Intangible assets	1,149.0	1,970.1
Deferred tax assets	83.9	89.1
Total non-current assets	5,635.8	7,876.7
Total assets	15,546.7	17,182.6
Current liabilities		
Payables	534.5	519.7
Borrowings	12,461.9	11,939.9
Current tax liabilities	35.9	65.2
Provisions	86.5	142.7
Total current liabilities	13,118.8	12,667.5
Non-current liabilities		
Payables	7.9	9.3
Deferred tax liabilities	68.1	68.1
Provisions	7.1	8.2
Total non-current liabilities	83.1	85.6
Total liabilities	13,201.9	12,753.1
Net assets	2,344.8	4,429.5
Equity		
Contributed equity	3,535.4	3,524.1
Reserves	0.4	10.4
Retained earnings	(1,191.0)	895.0
Total equity	2,344.8	4,429.5

Directors' declaration

The Directors declare that the financial statements and notes set out on pages 50 to 112:

(a) comply with Accounting Standards, including International Financial Reporting Standards as issued by the International Accounting Standards Board, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2010 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001;

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) there are reasonable grounds to believe that the Company and the members of the Closed Group identified in note 33 will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee described in note 34.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer as required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

Dated at Melbourne this 24th day of August 2010.

On behalf of the Board.



David A Crawford
Chairperson



Ian D Johnston
Chief Executive Officer



PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Website:www.pwc.com/au

Independent auditor's report to the members of Foster's Group Limited

Report on the financial report

We have audited the accompanying financial report of Foster's Group Limited (the company), which comprises the statements of financial position as at 30 June 2010, and the statements of comprehensive income, statements of changes in equity and statements of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Foster's Group Limited and the Foster's Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial statements comply with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Liability limited by a scheme approved under Professional Standards Legislation



Independent auditor's report to the members of Foster's Group Limited (continued)

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion

In our opinion:

(a) the financial report of Foster's Group Limited is in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2010 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001;* and

(b) the consolidated financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in the directors' report for the year ended 30 June 2010. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the Remuneration Report of Foster's Group Limited for the year ended 30 June 2010, complies with section 300A of the *Corporations Act 2001.*



PricewaterhouseCoopers



Andrew Mill
Partner

Melbourne
24 August 2010

Details of Shareholders, Shareholdings and Top 20 Shareholders

Details of shareholders and shareholdings

Holding of securities

Listed securities 24 August 2010	No. of holders	No. of shares	% Held by top 20
Fully paid ordinary shares	122,701	1,930,432,682	78.03

Unlisted securities 24 August 2010	Issue number	No. of holders	No. of shares
Ordinary shares issued under the 1987 Foster's Employee Share Plan and paid to 1.67 cents each			
Issue price of $5.83 per share	50	1	300
Issue price of $7.38 per share	51	1	4,800
Issue price of $7.97 per share	53	1	27,270
Issue price of $9.40 per share	55	1	600,000
Issue price of $8.30 per share	56	3	62,490
Issue price of $7.70 per share	57	3	32,700
Issue price of $7.63 per share	58	1	25,290
Issue price of $7.33 per share	59	2	31,800
Issue price of $5.00 per share	61	1	450
Issue price of $4.42 per share	64	1	810
Issue price of $4.32 per share	65	1	600
Total			**786,510**

FBG Incentive Pty Ltd holds 123,030 of the above shares as trustee for 235 participants in the 1987 Foster's Employee Share Plan.

Distribution of holdings – 24 August 2010

Size of holding	Number
1 – 1,000	45,993
1,001 – 5,000	58,515
5,001 – 10,000	11,489
10,001 – 100,000	6,475
100,001 and over	229
Total	**122,701**

Of these, 2,278 shareholders held less than a marketable parcel of $500 worth of shares (83 shares). In accordance with ASX Business Rules, the last sale price of the Company's shares on the ASX on 24 August 2010 was used to determine the number of shares in a marketable parcel.

Twenty largest shareholders – 24 August 2010

Shareholder	No. of fully paid ordinary shares	% of fully paid ordinary shares
HSBC Custody Nominees (Australia) Limited	519,877,730	26.93
J P Morgan Nominees Australia Limited	367,916,656	19.06
National Nominees Limited	318,350,143	16.49
Citicorp Nominees Pty Limited	131,132,480	6.79
RBC Global Services Australia Nominees Pty Limited	39,374,203	2.04
Cogent Nominees Pty Limited	32,704,686	1.69
ANZ Nominees Limited	30,259,319	1.57
AMP Life Limited	13,725,298	0.71
UBS Nominees Pty Ltd	13,356,136	0.69
Argo Investments Limited	7,449,721	0.39
Australian Foundation Investment Company Limited	6,526,502	0.34
Queensland Investment Corporation	4,394,341	0.23
UBS Wealth Management Australia Nominees Pty Ltd	3,972,342	0.20
CSS Board and PSS Board	3,565,194	0.18
Merrill Lynch (Australia) Nominees Pty Ltd	3,080,685	0.16
Questor Financial Services Limited	2,976,048	0.15
Milton Corporation Limited	2,662,812	0.14
Suncorp Custodian Services Pty Limited	1,849,136	0.10
M F Custodians Ltd	1,687,923	0.09
Djerriwarrh Investments Limited	1,550,000	0.08
Total	**1,506,411,355**	**78.03**

Substantial shareholders – 24 August 2010

The following shareholders have declared a relevant interest in the number of voting shares at the date of giving the notice under Part 6C.1 of the Corporations Act.

Deutsche Bank Group	96,634,367
Blackrock Investment Management (Australia) Limited	97,961,777
The Capital Group Companies, Inc.	138,112,697

Shareholder Information

Annual General Meeting
The Annual General Meeting of Foster's Group Limited will be held on Tuesday, 26 October 2010, at 10.30 a.m. at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria, Australia. Full details are contained in the Notice of Meeting sent to all shareholders.

Voting Rights
Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the Proxy Form by which they can express their views.

Shareholders may also lodge a proxy electronically either via: **www.investorvote.com.au** using the details printed on their personalised proxy form or **www.fostersgroup.com** and clicking on 'AGM Proxy' or **www.intermediaryonline.com** for Custodian Voting (subscribers only).

Every shareholder, proxy or shareholder's representative has one vote on a show of hands, except where a shareholder appoints two proxies, in which case neither proxy is entitled to vote on a show of hands. In the case of a poll, each share held by every shareholder, proxy or representative is entitled to:

a) one vote for each fully paid share; and

b) voting rights in proportion to the paid up amount of the issue price for partly paid shares.

Securities Exchange Listing
Foster's shares are listed on the Australian Securities Exchange under the code 'FGL'.

American Depositary Receipts, sponsored by The Bank of New York Mellon, can be purchased through brokers in the US.

Share Register and Other Enquiries
If you have any questions in relation to your shareholding, share transfers or dividends, please contact our share registry:

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia

Telephone: 1300 134 708
International: +61 3 9415 4022
Facsimile: +61 3 9473 2469
(For faxing Proxy Forms only:
+61 3 9473 2555 (outside Australia)
or 1800 783 447 (within Australia))
Email: web.queries@computershare.com.au
Website: www.computershare.com.au

Please include your securityholder reference number (SRN) or holder identification number (HIN) in all correspondence to the share registry.

For enquiries relating to the operations of the Company, please contact the Foster's Investor Relations Department on:

Telephone: +61 3 8626 2773
Facsimile: +61 3 8626 2555
Email: investor.relations@fostersgroup.com
Website: www.fostersgroup.com
GPO Box 753
Melbourne Victoria 3001

Electronic Communications
Foster's has an Online Share Registry facility where shareholders can:

- Check their current and previous holding balances;
- Update their address details;
- Update their bank details;
- Review their dividend history;
- Confirm whether they have lodged a TFN/ABN exemption;
- Change their Annual Report election;
- Download commonly used forms, and
- Elect to receive email notification when dividend statements and issuer sponsored holding statements are available to view online.

To access Foster's Online Share Registry, log on to **www.fostersgroup.com**, go to the Shareholder Services section located under the Investors menu and click the 'Online Share Registry' icon. For security and privacy reasons, shareholders will be required to verify their identity before they can view their records.

Dividends
Shareholders can elect to have dividends paid directly into a bank account anywhere in Australia, New Zealand, the United States and the United Kingdom. Shareholders can also elect to participate in the Dividend Reinvestment Plan (DRP). The Terms and Conditions of the DRP can be found on the Foster's website (**www.fostersgroup.com**). Shareholders may request a form from the share registry or submit their details via the Foster's Online Share Registry.

Tax File Numbers, Australian Business Numbers or Exemptions
Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Shareholders may request a form from the share registry or submit their details via the Foster's Online Share Registry.

Change of Address
It is important for shareholders to notify the share registry of any change of address. As a security measure, the old address should also be quoted as well as your securityholder reference number (SRN). Shareholders may access Foster's Online Share Registry to submit their details or download a personalised change of address form.

Key Dates
26 October 2010
Annual General Meeting

15 February 2011*
Announcement of profit result for half year ending 31 December 2010

30 June 2011
End of financial year

23 August 2011*
Announcement of profit result for the year ending 30 June 2011

**Likely dates. Subject to confirmation.*

Foster's Group Limited:
A.B.N. 49 007 620 886
Company Secretary:
Paul D Conroy
Assistant Company Secretary:
Robert K Dudfield

Registered Office:
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Telephone: +61 3 8626 2000
Facsimile: +61 3 8626 2002


FOSTER'S
GROUP


Foster's Group uses National Carbon Offset Standard
Certified ENVI Recycled 50/50 Carbon Neutral Paper
An Australian Government Initiative
CONSUMER


MIX
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FSC
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FSC® C010983


australian made


sustainable forest


ISO 14001
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